QuickLinks -- Click here to rapidly navigate through this document

  Filed Pursuant to Rule 424(b)(3)
  Registration No. 333-108721

PROSPECTUS SUPPLEMENT
(To Prospectus dated October 27, 2003)

         1,511,670 Shares

Common Stock

        This prospectus supplement together with the accompanying prospectus relates to the offer and sale by the selling stockholder identified in the accompanying prospectus of 1,511,670 shares of common stock of DOV Pharmaceutical, Inc. This document is in two parts. This first part is this prospectus supplement, which includes certain information contained in our quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2003, filed with the Securities and Exchange Commission on November 14, 2003. This prospectus supplement adds to and updates the information contained in the accompanying prospectus. The accompanying prospectus comprises the second part of this document and contains detailed information about our company and its business, financial condition and management, as well as the specific terms of this offering and information about the selling stockholder. It is important for you to read and carefully consider all information contained in this prospectus supplement and the accompanying prospectus.

        Our common stock is quoted on the Nasdaq National Market under the symbol "DOVP." On December 2, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $10.82 per share.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page S-23 of this prospectus supplement and on page 6 of the accompanying prospectus before deciding to invest in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 3, 2003.

        This document is in two parts. The first part is this prospectus supplement, which adds to and updates the information contained in the accompanying prospectus. The second part is the accompanying prospectus. To the extent there is a conflict between the information contained in this prospectus supplement on the one hand, and the information contained in the accompanying prospectus on the other hand, the information in this prospectus supplement shall control.

        No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this prospectus supplement and the accompanying prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by us or any other person.

        This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this prospectus supplement and accompanying prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs or that information contained in this prospectus supplement and the accompanying prospectus is correct as of any time subsequent to the date stated or the date hereof.

DOV PHARMACEUTICAL, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2002	September 30, 2003
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$37,859,573	$31,045,440
Accounts receivable	47,289	—
Marketable securities—short-term	21,446,821	32,646,368
Investments	1,609,961	—
Receivable from DOV Bermuda	3,040,379	—
Prepaid expenses and other current assets	710,880	1,252,308

Total current assets	64,714,903	64,944,116
Marketable securities—long-term	1,039,230	—
Property and equipment, net	338,500	374,525
Deferred charges, net	57,814	156,323

Total assets	$66,150,447	$65,474,964

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$1,906,923	$2,474,380
Accrued expenses	3,839,331	1,282,576
Deferred revenue—current	1,979,167	—
Accumulated loss in excess of investment in DOV Bermuda	2,875,763	—

Total current liabilities	10,601,184	3,756,956

Deferred revenue—noncurrent	989,583	—
Convertible promissory note	10,506,257	11,064,271
Convertible line of credit promissory note	3,294,064	3,545,108
Commitments and contingencies
Stockholders' equity:
Preferred stock—series B, $1.00 par value, 354,643 shares authorized, issued and outstanding at December 31, 2002 and September 30, 2003	354,643	354,643
Common stock, $.0001 par value, 60,000,000 shares authorized, 14,414,038 issued and outstanding at December 31, 2002 and 16,380,476 issued and outstanding at September 30, 2003	1,441	1,638
Additional paid-in capital	81,523,234	102,256,218
Accumulated other comprehensive loss	(179,091)	(21,382)
Accumulated deficit	(40,665,135)	(55,409,705)
Unearned compensation	(275,733)	(72,783)

Total stockholders' equity	40,759,359	47,108,629

Total liabilities and stockholders' equity	$66,150,447	$65,474,964

The accompanying notes are an integral part of these consolidated financial statements.

DOV PHARMACEUTICAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2003	2002	2003
	(Unaudited)		(Unaudited)
Revenue	$503,899	$—	$1,847,553	$2,968,750
Operating expenses:
Royalty and licensing expense	—	—	—	1,000,000
General and administrative expense	807,581	1,480,009	2,793,466	3,985,026
Research and development expense	2,628,143	5,146,689	7,229,931	12,513,114

Loss from operations	(2,931,825)	(6,626,698)	(8,175,844)	(14,529,390)
Loss in investment in DOV Bermuda	(150,533)	—	(659,188)	—
Interest income	319,250	243,195	600,222	678,800
Interest expense	(263,162)	(1,015,668)	(1,647,960)	(2,022,185)
Other income (expense), net	421,943	520	(388,029)	1,128,205

Net loss	$(2,604,327)	$(7,398,651)	$(10,270,799)	$(14,744,570)

Basic and diluted net loss per share	$(0.18)	$(0.45)	$(0.98)	$(0.97)

Weighted average shares used in computing basic and diluted net loss per share	14,414,038	16,322,794	10,438,737	15,165,913

The accompanying notes are an integral part of these consolidated financial statements.

DOV PHARMACEUTICAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30,
	2002	2003
	(Unaudited)
Cash flows from operating activities
Net loss	$(10,270,799)	$(14,744,570)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss in investment in DOV Bermuda	659,188	—
Decrease in non-cash litigation settlement expense	—	(42,651)
Net depreciation in investments and marketable securities	349,608	250,782
Net loss on sale of investments	—	8,839
Non-cash interest expense	1,647,284	2,019,879
Depreciation	68,565	119,977
Amortization of deferred charges	18,803	65,558
Non-cash compensation charges	594,721	257,380
Warrants, options and common stock issued for services	96,266	747,619
Changes in operating assets and liabilities:
Receivable from DOV Bermuda (Elan Portion)	(640,516)	184,122
Accounts receivable	131,536	47,289
Prepaid expenses and other current assets	(555,150)	(541,428)
Accounts payable	246,354	574,721
Accrued expenses	191,634	241,525
Deferred revenue	(1,744,791)	(2,968,750)

Net cash used in operating activities	(9,207,297)	(13,779,708)

Cash flows from investing activities
Investments in DOV Bermuda, net of cash received	(668,405)	—
Purchases of marketable securities	(16,141,878)	(26,098,771)
Sales of marketable securities	6,250,000	16,096,160
Sales of investments	—	786,854
Purchases of property and equipment	(169,818)	(156,002)

Net cash used in investing activities	(10,730,101)	(9,371,759)

Cash flows from financing activities
Net proceeds from sale of common stock	58,977,142	14,753,248
Repayment of notes payable	(934)	—
Proceeds from options and warrants exercised	—	1,575,150

Net cash provided by financing activities	58,976,208	16,328,398

Net increase (decrease) in cash and cash equivalents	39,038,810	(6,823,069)
Cash and cash equivalents, beginning of period	13,652,334	37,868,509

Cash and cash equivalents, end of period	$52,691,144	$31,045,440

The accompanying notes are an integral part of these consolidated financial statements.

DOV PHARMACEUTICAL, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.     The Company

Organization

        DOV Pharmaceutical, Inc. (the "Company") was incorporated in May 1995 in New Jersey and reincorporated in Delaware in November 2000.

        The Company is a biopharmaceutical company focused on the discovery, in-licensing, development and commercialization of novel drug candidates for central nervous system and other disorders, including cardiovascular and urological, that involve alterations in neuronal processing. The Company has six product candidates in clinical trials targeting insomnia, anxiety disorders, pain, depression and angina and hypertension. The Company has established strategic alliances with select partners in part to access their unique technologies and commercialization capabilities. The Company operates principally in the United States but also conducts clinical studies in Canada and Europe.

2.     Significant Accounting Policies

Basis of Presentation

        The financial statements are presented on the basis of accounting principles that are generally accepted in the United States for interim financial information and in accordance with the instructions of the Securities and Exchange Commission ("SEC") on Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, these financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented.

        The results of operations for the interim periods shown in this prospectus supplement are not necessarily indicative of results expected for the full year. The financial statements should be read in conjunction with the audited financial statements and notes for the year ended December 31, 2002, included in our Annual Report on Form 10-K filed with the SEC.

        The Company and Elan Corporation, plc ("Elan") entered into a transaction to form DOV (Bermuda), Ltd. formerly known as DOV Newco, Ltd., a Bermuda exempted limited company ("DOV Bermuda"), and Nascime Limited, an operating subsidiary based in Ireland, to develop controlled release formulations of bicifadine and ocinaplon. While the Company originally owned 80.1% of the outstanding capital stock of DOV Bermuda and Elan owned 19.9%, through its wholly-owned subsidiary Elan Pharmaceutical Investments II, Ltd., as of December 31, 2002, Elan had retained significant minority rights that were considered "participating rights" as defined in the Emerging Issues Task Force Consensus No. 96-16 "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights." Accordingly, as of December 31, 2002, the Company did not consolidate the financial statements of DOV Bermuda, but instead accounted for its investment in DOV Bermuda under the equity method of accounting. As such, the Company recorded its 80.1% interest in the loss in DOV Bermuda as research and development expense for the portion of the research and development expense incurred by the Company on behalf of DOV Bermuda and as Loss in Investment in DOV Bermuda for the Company's 80.1% interest in the remaining loss of DOV Bermuda prior to December 31, 2002. As Elan's rights to participate in the management of the joint venture expired as of January 2003, the Company began to consolidate the results of DOV Bermuda as of January 1, 2003. If the Company had consolidated the results of DOV Bermuda as of January 1, 2002, pro forma consolidated revenue, net loss and net loss per share for the nine months ended September 30, 2002 would have been substantially the same, namely, $1.8 million, $10.3 million and $0.98, respectively.

Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported assets, liabilities, revenues, earnings, financial position and various disclosures. Actual results could differ from those estimates.

Deferred Charges

        Deferred charges are comprised of issuance costs for the convertible promissory note and the convertible line of credit promissory note and are being amortized over the six-year term of the instruments, ending in January 2005, and the issuance in March 2003 of 75,000 warrants to Elan International Services, Ltd. ("EIS"), a wholly-owned subsidiary of Elan, in connection with the amendment to the convertible promissory note, as discussed in Note 6, that is being amortized over the remaining term of the note.

Net Loss Per Share

        Basic and diluted net loss per share have been computed using the weighted-average number of shares of common stock outstanding during the period. The Company has excluded the shares issuable on conversion of the convertible promissory note, the convertible line of credit promissory note, convertible preferred stock, outstanding options and warrants to purchase common stock from the calculation of diluted net loss per share, as such securities are antidilutive for each period presented.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2003	2002	2003
	(Unaudited)		(Unaudited)
Net loss	$(2,604,327)	$(7,398,651)	$(10,270,799)	$(14,744,570)

Basic and diluted:
Weighted—average shares used in computing basic and diluted net loss per share	14,414,038	16,322,794	10,438,737	15,165,913

Basic and diluted net loss per share	$(0.18)	$(0.45)	$(0.98)	$(0.97)

Antidilutive securities not included in basic and diluted net loss per share calculation:
Convertible preferred stock	574,521	574,521	574,521	574,521
Convertible exchangeable promissory note	2,595,129	2,779,968	2,595,129	2,779,968
Convertible promissory note	943,013	1,039,621	943,013	1,039,621
Options	2,961,180	2,671,501	2,961,180	2,671,501
Warrants	551,312	1,486,935	551,312	1,486,935

	7,625,155	8,552,546	7,625,155	8,552,546

Comprehensive Loss

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2003	2002	2003
	(Unaudited)		(Unaudited)
Net loss	$(2,604,327)	$(7,398,651)	$(10,270,799)	$(14,744,570)
Reclassification for losses included in net loss	—	5,354	—	182,534
Net unrealized losses on marketable securities	(26,310)	(24,260)	(26,310)	(24,646)

Comprehensive loss	$(2,630,637)	$(7,417,557)	$(10,297,109)	$(14,586,682)

Other Income (Expense), net

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2003	2002	2003
	(Unaudited)		(Unaudited)
Directors' and officers' insurance recovery	$—	$—	$—	$1,556,000
Increase (decrease) in value of warrants to acquire Neurocrine stock	444,215	—	(349,608)	(250,759)
Decrease (increase) in value of warrants related to shareholder class action lawsuit	—	—	—	42,651
Other income (expense), net	(22,272)	520	(38,421)	(219,687)

Other income (expense), net	$421,943	$520	$(388,029)	$1,128,205

Stock-Based Compensation

        The Company accounts for stock-based compensation expense for options granted to employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and has adopted the disclosure only alternative of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The expense for options granted to non-employees has been determined in accordance with SFAS 123 and EITF 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." Unearned compensation expense is being amortized in accordance with Financial Accounting Standards Board Interpretation No. 28 on an accelerated basis over the vesting period.

        If the Company had elected to recognize compensation expense based upon the fair value at the date of grant for awards under these plans, consistent with the methodology prescribed by SFAS 123 (described below), the effect on the Company's net loss would be as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2003	2002	2003
	(Unaudited)		(Unaudited)
Net loss as reported	$(2,604,327)	$(7,398,651)	$(10,270,799)	$(14,744,570)
Add: total stock-based employee compensation expense determined under APB No. 25	281,103	42,889	594,721	257,380
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards	(401,983)	(433,764)	(944,273)	(1,150,074)

Pro forma	$(2,725,207)	$(7,789,526)	$(10,620,351)	$(15,637,264)

Basic and diluted net loss per share:
As reported	$(0.18)	$(0.45)	$(0.98)	$(0.97)
Pro forma	$(0.19)	$(0.48)	$(1.02)	$(1.03)

        For purposes of the computation of the pro forma effects on the net loss above, the fair value of each employee option is estimated using the Black-Scholes option pricing model and the following assumptions:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2003	2002	2003
(Unaudited)
(Unaudited)
Risk-free interest rate	3.90% - 4.85%	3.74% - 4.31%	3.90% - 5.44%	3.46% - 4.31%
Expected lives	10 years	10 years	10 years	10 years
Expected dividends	None	None	None	None
Expected volatility	84.90% - 91.08%	76.58% - 78.00%	0% - 115.10%	76.58% - 87.41%

Concentration of Credit Risk

        Cash and cash equivalents are invested in deposits with significant financial institutions. The Company has not experienced any losses on its deposits of cash and cash equivalents. Management believes that the financial institutions are financially sound and, accordingly, minimal credit risk exists. Approximately $17.2 million of the Company's cash balance was uncollateralized at September 30, 2003.

Recent Accounting Pronouncements

        In May 2003, the FASB issued Statement Number 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS150). This Statement establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS 150 generally requires liability classification for two broad classes of financial instruments: (1) instruments that represent, or are indexed to, an obligation to buy back the issuer's shares, and (2) obligations that can be settled in shares, but are subject to certain conditions. SFAS 150 is generally effective to all financial instruments created or modified after May 31, 2003, and generally to other instruments at the beginning of the first interim period beginning after July 1, 2003. Unless new transactions are entered into, the adoption of SFAS 150 is not expected to have a material impact on the Company's financial statements.

        In January 2003, FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after December 15, 2003. As the Company's participating rights with Elan expired as of January 2003, the Company began to consolidate the results of the joint venture entity DOV Bermuda as of January 1, 2003. As a result, with respect to the joint venture, the adoption of FIN 46 is not expected to have a material effect on the Company's financial position or results of operations.

        In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables". EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services or rights to use assets. The Company will be required to adopt this provision for revenue arrangements entered into on or after June 15, 2003. Unless new transactions are entered into, the adoption of EITF 00-21 will not have a material impact on the Company's financial position or results of operations.

3.     Research and Development Expense

        Research and development costs are expensed when incurred and include allocations for payroll and related costs and other corporate overhead. Certain research and development expenses incurred on behalf of DOV Bermuda are billed to DOV Bermuda under a joint development and operating agreement. Historically, payments received from DOV Bermuda that reflect Elan's 19.9% interest in the work performed by the Company for DOV Bermuda were recorded as a reduction in research and development expense. Effective January 1, 2003, Elan is no longer funding its pro rata share of DOV Bermuda expenses. Beginning January 1, 2003, the Company is consolidating DOV Bermuda and recording 100% of the research and development costs of DOV Bermuda.

        The following represents a detail of amounts included in research and development expense:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2003	2002	2003
	(Unaudited)		(Unaudited)
Payroll related and associated overhead	$1,273,911	$1,382,017	$3,254,851	$3,755,552
Clinical and preclinical trial costs	1,315,268	3,165,067	3,853,800	7,944,145
Professional fees	38,964	599,605	121,280	813,417

Total research and development expense.	$2,628,143	$5,146,689	$7,229,931	$12,513,114

Research and development attributable to DOV Bermuda	$1,379,807		$4,662,840
Other research and development	1,248,336		2,567,091

Total research and development expense	$2,628,143		$7,229,931

4.     DOV Bermuda

        The summarized results of operations of DOV Bermuda for the three and nine months ended September 30, 2002 are as follows:

	Three Months Ended September 30, 2002	Nine Months Ended September 30, 2002
	(Unaudited)
Research and development expense	$2,187,083	$7,235,617

Operating loss	$2,194,237	$7,253,456

Net loss	$2,194,237	$7,253,433

5.     Marketable Securities and Investments

        At September 30, 2003, the Company held securities, classified as available-for-sale, with a market value of $32.6 million. These securities consist primarily of corporate debt securities and government and federal agency bonds. The Company also had short-term investments in municipal bonds, money market, negotiable certificates of deposits and auction rate paper, with maturity dates of three months or less when purchased, as a component of cash and cash equivalents, of $9.6 million. The Company does not purchase financial instruments for trading or speculative purposes.

6.     Equity Transactions

        On March 24, 2003, the Company and Elan agreed to eliminate the exchange feature of the instrument previously referred to as the convertible exchangeable promissory note. The exchange right had previously given Elan the ability to exchange, at any time during the term of the note, the principal portion of the note into an equal ownership position with the Company in DOV Bermuda. All other significant terms of the note, which includes the right to convert the principal and accrued interest at any time into shares of the Company's common stock at $3.98 per share until the expiration of the note in January 2005, remain the same. In connection with this amendment to the note, the Company issued to Elan International Services, Ltd. ("EIS"), a wholly-owned subsidiary of Elan, warrants to purchase 75,000 shares of DOV common stock with a strike price of $10.00 per share and with an expiration date of January 21, 2006. As of March 24, 2003, the Company determined the fair value of the warrants at $164,000, which was capitalized and will be amortized over the remaining term of the note.

        On July 2, 2003, the Company concluded a private placement of 1,428,571 shares of its common stock and three year warrants to purchase an aggregate of 392,857 shares of the Company's common stock at an exercise price of $16.00 per share to a group of funds managed by OrbiMed Advisors, LLC, for gross proceeds of $15.0 million. The investors also received the right to nominate a director to the Company's board of directors within six months.

        As of September 30, 2003, the Company has 6,550,357 shares of authorized and unissued undesignated preferred stock with a par value of $1.00.

7.     Biovail License

        On March 28, 2003, the Company entered into a separation agreement with Biovail that provided for the return of the Company's December 2000 patent for the immediate and controlled release of diltiazem and termination of the 2001 exclusive license agreement with Biovail for development of the DOV compound for the treatment of angina and hypertension. In consideration of the termination of the 2001 agreement and the return of the patent, DOV agreed to a $1.0 million payment to Biovail upon signing, and contingent payments to Biovail of $3.0 million upon receipt of marketing authorization for the drug and up to a maximum of $7.5 million based upon sales. The Company recorded a charge for the $1.0 million signing payment in the first quarter of 2003. This payment was to obtain the patent and related clinical data from Biovail. As this product will require FDA approval prior to marketing and the patent has no alternative future use, the Company expensed the entire license fee. As the separation agreement ends DOV's performance obligations, the agreement also resulted in the recognition in the first quarter of the remaining deferred revenue, totaling approximately $3.0 million as of December 31, 2002, of the original $7.5 million license fee paid to DOV. In addition, as a result of the separation agreement, Biovail and DOV also agreed to release all claims.

8.     Recent Litigation Developments

        From April 30, 2002, a number of class action lawsuits were filed naming as defendants the Company, certain of the Company's officers and directors and certain of the underwriters in the Company's April 24, 2002 initial public offering of 5,000,000 shares of its common stock. The lawsuits were based upon the Company's alleged failure to disclose the filing of a revised registration statement and prospectus for the Company's initial public offering reflecting changes to the 1999 financial statements of the Company's joint venture with Elan, DOV (Bermuda), Ltd. These class actions were brought on behalf of purchasers of the Company's common stock in or traceable to the Company's initial public offering and sought money damages or rescission. On December 20, 2002, the Company entered into an agreement, which was approved by the court on April 16, 2003, to settle these lawsuits. The settlement includes all defendants and covers as a class all those who purchased common stock of the Company in or traceable to the Company's initial public offering through December 20, 2002 and suffered damages. The Company paid in the aggregate to the class members (inclusive of their attorneys' fees and costs) $250,000 and issued 500,000 six-year warrants to purchase common stock exercisable at $10.00 per share. As of June 2, 2003 (the issuance date), the Company determined the value of these warrants at $2.2 million and recorded the warrants as stockholders' equity.

        Based on the terms of the settlement agreement, the Company determined that a liability related to these actions was probable and that the value was reasonably estimable. Accordingly, as of December 31, 2002, the Company established an estimate for the cost of the litigation settlement of $2.5 million, respectively, with $2.3 million representing the Company's estimate of the liability for the fair value of the warrants. The Company recorded the issuance of the 500,000 warrants as stockholders' equity in accordance with EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock."

        In connection with the securities class action lawsuits described above, the Company's providers of primary and excess liability insurance for directors and officers, D&O, have asserted that the policy binders they issued in connection with the Company's initial public offering were not effective because, among other reasons, the carriers claim that they never approved the documentation provided with the policy application, including the final registration statement, and the carriers' claim that such approval is a prerequisite to their policies' effectiveness. The Company strongly disagreed with their positions, advised the carriers that the Company intended to hold them to their original binder terms as the Company vigorously pursued resolution of these matters, and initiated arbitration against the primary D&O carrier. The Company reached agreement with the excess D&O carrier that for claims other than the securities class action lawsuits described above, the excess D&O policy will remain in place, effective for losses in excess of $10.3 million. In April 2003, prior to commencement of arbitration, the Company and the primary carrier reached a settlement. Under the settlement terms, the carrier paid the Company approximately $1.6 million.

        The carrier also issued a D&O policy, including entity coverage, for three years at a fixed rate that the Company believes is competitive. While the carrier retains the right to reprice the policy premium upon the second policy anniversary if there is further claim experience, any repricing not acceptable to the Company will relieve it of its obligation to keep the policy in force. The Company has also been issued D&O insurance by the original excess carrier for excess insurance. The insurance recovery was recorded in the second quarter of 2003 as other income.

9.     Subsequent Event

        On October 2, 2003, the FDA placed the start of the Company's Phase III pivotal clinical trial of ocinaplon, its anti-anxiety product candidate, on hold and requested that the Company produce additional safety information. The Company intends to diligently assemble the necessary information in accordance with FDA comments and communicate further with the FDA as soon as reasonably practicable.

        On October 21, 2003, the Company entered into a agreement with Elan to acquire 100% ownership of Nascime Limited, the joint venture's operating company, formed by Elan and the Company in 1999 to develop controlled release formulations of bicifadine and ocinaplon. In connection with the acquisition, the Company paid $5.0 million to a subsidiary of Elan in respect of its 17% equity stake in the joint venture. Elan granted to the operating company a non-exclusive, royalty free, perpetual, worldwide license to make and sell the two product candidates in controlled release formulations using the Elan intellectual property licensed to the joint venture, including that developed during the venture. In connection with the license grant, Elan will be entitled to receive up to an aggregate of $3.0 million when the products are licensed or come to market. This acquisition ends Elan's involvement in the nearly five-year joint venture established to develop controlled release formulations of bicifadine and ocinaplon.

        In connection with the termination of the Company's joint venture with Elan, Elan and the Company agreed to amend or terminate, as applicable, certain of the original joint venture agreements to, among other things, eliminate the requirement that the Company obtain Elan's consent prior to a sale by the Company of all or any material portion of the Company's assets and to eliminate Elan's right to terminate the Elan license agreement upon certain change of control events.

        The acquisition by the Company of Nascime Limited and the product candidates, bicifadine and ocinaplon, relate to early stage technology that, in the opinion of the Company's management, has not yet reached technological feasibility, as the products will ultimately require regulatory approval prior to commercialization. In that regard, the Company's management anticipates that the majority of the $5.0 million purchase price, if not the entire amount, will be expensed as in-process research and development in the fourth quarter of 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        This discussion presents information as of and for the three and nine month periods ended September 30, 2003. You should read the following discussion of our results of operations and financial condition together with our unaudited financial statements and related notes contained elsewhere in this prospectus supplement. We also direct your attention to the text under "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 22 of the accompanying prospectus, which presents information as of and for the twelve month periods ended December 31, 2002 and 2001.

Overview

        We are focused on the discovery, in-licensing, development and commercialization of novel drug candidates for the treatment of central nervous system and other disorders, including cardiovascular and urological, that involve alterations in neuronal processing. In 1998, we licensed four of our product candidates from Wyeth: indiplon, for the treatment of insomnia, bicifadine, for the treatment of pain, ocinaplon, for the treatment of anxiety, and DOV 216,303, for the treatment of depression. We sublicensed indiplon to Neurocrine in 1998 in exchange for the right to receive payments upon the achievement of certain clinical development milestones and royalties based on product sales, if any. Neurocrine has recently entered into a development and commercialization agreement with Pfizer for indiplon. Prior to October 21, 2003, we were developing bicifadine and ocinaplon through DOV Bermuda, our joint venture with Elan. On October 21, 2003 we acquired 100% of the equity of the joint venture's operating subsidiary, Nascime, thereby acquiring all of the intellectual property related to bicifadine and ocinaplon. Through January 2003, DOV diltiazem was being developed through our collaboration with Biovail, which we entered into in January 2001. On March 28, 2003, we entered into a separation agreement with Biovail that provided for the return of our December 2000 patent for the immediate and controlled release formulation of diltiazem and termination of the 2001 exclusive license agreement with Biovail for development of the DOV compound for the treatment of angina and hypertension.

        Since our inception, we have incurred significant operating losses and we expect to do so for the foreseeable future. As of September 30, 2003, we had an accumulated deficit of $55.4 million. We have depended upon equity and debt financings and license fee and milestone payments from our collaborative partners and licensees to fund our research and product development programs and expect to do so for the foreseeable future.

        We have a relatively limited history of operations and anticipate that our quarterly results of operations will fluctuate for several reasons, including the timing and extent of research and development efforts including collaborative partner arrangements, the timing and extent of adding new employees and infrastructure, the timing of milestone, license fee and royalty payments and the timing and outcome of regulatory approvals.

        Our revenue has consisted primarily of license fees and milestone payments from our collaborative partners and licensees. We record revenue on an accrual basis when amounts are considered collectible. Revenue received in advance of discharge of performance obligations, or in cases where we have a continuing obligation to perform services, is deferred and amortized over the performance period, which we estimate to be the development period. Revenue from milestone payments that represent the culmination of a separate earnings process are recorded when the milestone is achieved. Contract revenue is recorded as the services are performed. License and milestone revenue are typically not consistent or recurring in nature. Our revenue has fluctuated from year-to-year and quarter-to-quarter and this will likely continue.

        Our operating expenses consist primarily of costs associated with research and development and general and administrative costs associated with our operations and royalty expense. Research and development expense consists primarily of compensation and other related costs of our personnel dedicated to research and development activities, as well as outside clinical trial expenses and professional fees related to clinical trials, toxicology studies and preclinical studies. Research and development expense also includes our expenses related to development activities of DOV Bermuda. General and administrative expense consists primarily of the costs of our senior management, finance and administrative staff, business insurance, professional fees and costs associated with being a public reporting entity. Royalty and license expense consists of milestone payments accrued under our license agreement with Wyeth and the license payment to Biovail.

        We expect research and development expense to increase substantially in the foreseeable future. We expect that a large percentage of this will be incurred in support of our clinical trial programs and toxicology studies for bicifadine, ocinaplon, DOV 216,303, DOV 21,947 and DOV diltiazem, as well as product candidates in our preclinical program if they progress into clinical trials. DOV 51,892 and DOV 102,677, currently in our preclinical program, have been designated as clinical candidates and we therefore expect to incur additional expenditures on these two product candidates in 2004.

        In January 1999, we entered into a joint venture with Elan. As part of the transaction, we formed DOV Bermuda to develop controlled release formulations of bicifadine and ocinaplon. As of January 1, 2003, we owned 80.1% of the outstanding common stock of DOV Bermuda. However, Elan had retained significant minority investor rights that were treated as "participating rights" as defined in Emerging Issues Task Force Consensus, or EITF, No. 96-16 "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights." Therefore, prior to December 31, 2002, we did not consolidate the financial statements of DOV Bermuda, but instead accounted for our investment in DOV Bermuda under the equity method of accounting. We recorded our 80.1% interest in the loss in DOV Bermuda as research and development expense for the portion of the research and development expense incurred by us on behalf of DOV Bermuda and as Loss in Investment in DOV Bermuda for our 80.1% interest in the remaining loss of DOV Bermuda, including that attributable to research and development expense of Elan. As Elan's rights to participate in the management of the joint venture expired as of January 2003, we have consolidated 100% of the results of DOV Bermuda as of January 1, 2003. Additionally, since Elan has informed us that they are no longer funding DOV Bermuda, we are recording 100% of the loss of DOV Bermuda effective January 1, 2003. After funding the first and second quarter of 2003 loss, our equity interest increased to 83.0% from 80.1%.

        On October 21, 2003, we acquired from Elan 100% ownership of Nascime Limited, the joint venture's operating subsidiary, and the product candidates, bicifadine and ocinaplon, including all respective intellectual property, ending our nearly five-year joint venture with Elan. We are determined to pursue the further development of controlled release formulations of these product candidates. In connection with the acquisition, we paid $5.0 million to a subsidiary of Elan in respect of its 17% equity stake in the joint venture. Elan granted to the operating company a non-exclusive, royalty free, perpetual, worldwide license to make and sell the two product candidates in controlled release formulations using the Elan intellectual property licensed to the joint venture, including that developed during the venture. In connection with the license grant, Elan will be entitled to receive up to an aggregate of $3.0 million when the products are licensed or come to market. The acquisition by us of Nascime Limited and the product candidates, bicifadine and ocinaplon, relate to early stage technology that, in our opinion, has not yet reached technological feasibility, as the products will ultimately require regulatory approval prior to commercialization. In that regard, we anticipate that the majority of the $5.0 million purchase price, if not the entire amount, will be expensed as in-process research and development in the fourth quarter of 2003. DOV Bermuda, the joint venture holding company, will remain in existence and the results of DOV Bermuda will continue to be consolidated. However, as a result of the acquisition of 100% of Nascime Limited, DOV Bermuda is not expected to incur additional research and development expenses and virtually no assets will remain within the entity.

        In 1999, Elan loaned us $8.0 million in the form of a 7% convertible promissory note to fund our investment in DOV Bermuda. Elan has the right to convert the outstanding principal amount of this note at any time, together with accrued unpaid interest, into shares of our common stock at $3.98 per share. Prior to our March 24, 2003 agreement with Elan, it could have exchanged the principal portion of the note for an additional equity interest in DOV Bermuda such that our equity interests would be equal. Through March 24, 2003, we have accounted for this exchange feature in accordance with EITF 86-28 "Accounting Implications of Indexed Debt Instruments." This requires us to record an additional liability for this feature if the value of the interest Elan can obtain in the joint venture is more than the principal amount of the note. Since we issued this note to Elan, this feature has not resulted in any additional interest expense and, as described below, in March 2003, the exchange feature of the note was eliminated. To the extent Elan has not converted the note, the unpaid principal and accrued interest are due and payable on January 20, 2005.

        On March 24, 2003, we entered into an agreement with Elan to amend the convertible exchangeable note originally issued by us to EIS in January 1999 to eliminate the exchange right feature of this note. All other significant terms of the note remain unchanged. In connection with this amendment, EIS received warrants to purchase 75,000 shares of our common stock at an exercise price of $10.00 per share. These warrants expire on January 21, 2006. As of March 24, 2003, we determined the fair value of the warrants at $164,000. In accordance with the agreement, we now refer to the note as the convertible promissory note and the other note issued by us to Elan, previously called the convertible promissory note, is now called the convertible line of credit promissory note. The credit line under the convertible line of credit promissory note expired in March 2002.

        On October 2, 2003, the FDA placed the start of our Phase III pivotal clinical trial of ocinaplon, our anti-anxiety product candidate, on hold and requested that we produce additional safety information. We intend to diligently assemble the necessary information in accordance with FDA comments and communicate further with the FDA as soon as reasonably practicable. We cannot assure you that we will be able to provide the necessary information requested by the FDA, or that any information we do provide will be satisfactory to the FDA, or that the FDA will release the hold placed by it on the commencement of our Phase III pivotal clinical trial of ocinaplon.

Results of Operations

Three Months Ended September 30, 2003 and 2002

        Revenue.    We recorded no revenue in the third quarter of 2003. Our revenue of $504,000 for the comparable period last year was comprised almost exclusively of $495,000 in amortization of the $7.5 million fee we received on signing of the license, research and development agreement for our collaboration with Biovail in January 2001.

        Research and Development Expense.    Research and development expense for the third quarter of 2003 includes 100% of the research and development expenses of DOV Bermuda as we are now consolidating the results of DOV Bermuda effective January 1, 2003. Research and development expense increased $2.5 million to $5.1 million for the third quarter 2003 from $2.6 million for the comparable period in 2002. Approximately $2.3 million of the increase in research and development expense was attributable to increased costs associated with the clinical trials and toxicology costs for ocinaplon and bicifadine. The remaining increase of $200,000 was primarily attributable to increased costs related to clinical trials and toxicology costs for our other products.

        General and Administrative Expense.    General and administrative expense for the third quarter of 2003 includes 100% of the general and administrative expenses of DOV Bermuda as we are now consolidating the results of DOV Bermuda effective January 1, 2003. General and administrative expense increased $672,000 to $1.5 million in the third quarter 2003 from $808,000 for the comparable period in 2002. The increase was primarily attributable to increased professional fees of $489,000, increased office and related expenses of $156,000 and increased payroll and related costs of $27,000. The increase in professional fees was primarily related to an increase in legal fees of $278,000, an increase in accounting and related fees of $94,000, an increase in consulting fees of $68,000 and an increase in non-cash stock compensation to professionals of $42,000. The increase in office and related expenses was primarily related to an increase in directors' and officers' insurance of $88,000, an increase in depreciation and amortization expense of $31,000 and increased cost related to operating a public company of $22,000.

        Loss in Investment in DOV Bermuda.    In the third quarter of 2002, loss in investment in DOV Bermuda represented our 80.1% of the expenses of DOV Bermuda related to Elan's formulation work for the joint venture products and administrative expenses. As we are now consolidating the results of DOV Bermuda, all such expenses are now recorded in research and development expense and general and administrative expense.

        Interest Income.    Interest income decreased $76,000 to $243,000 in the third quarter of 2003 from $319,000 in the comparable period in 2002. The decrease was due to lower yields on cash and cash equivalents and marketable securities.

        Interest Expense.    Interest expense increased $753,000 to $1.0 million in the third quarter of 2003 from $263,000 in the comparable period in 2002. We recorded interest expense of $1.0 million on our convertible promissory note and convertible line of credit promissory note with Elan in the third quarter of 2003 and $263,000 in the comparable period in 2002. This increase was due to higher outstanding balances, attributable wholly to accrued interest, on the convertible promissory note and the convertible line of credit promissory note. Both the Elan convertible promissory note and convertible line of credit promissory note contain interest that will be paid either in cash or common stock at Elan's option. In accordance with EITF 00-27, we evaluate this conversion feature each time interest is accrued to the notes. This feature resulted in interest expense of $738,000 for the third quarter of 2003, an increase of $731,000 from the third quarter of 2002, due primarily to the increase in the fair value of our common stock. To the extent the value of our common stock is at or above $3.98 per share with respect to the convertible promissory note or $3.41 per share with respect to the convertible line of credit promissory note, we will continue to incur additional interest expense each time interest is accrued on the notes.

        Other Income (Expense), net.    Other income (expense), net decreased $421,000 to $1,000 in the third quarter of 2003 from $422,000 in the comparable period in 2002. In the third quarter 2002, other income, net consisted primarily of an increase of $683,000 in value of the warrants to acquire Neurocrine common stock, which we earned in 2001 upon the achievement of a certain milestone, offset by the increase in our liability to Wyeth of $239,000 associated with the warrants. This resulted in an overall net income of $444,000 associated with these warrants. In the third quarter of 2003, other income net consisted primarily of gains on sale of securities and gains of foreign exchange transactions.

Nine Months Ended September 30, 2003 and 2002

        Revenue.    Our revenue was $3.0 million for the nine months ended September 30, 2003, as compared to $1.8 for the comparable period last year. In the nine months ended September 30, 2002, our revenue was primarily comprised of $1.8 million in amortization of the $7.5 million fee we received on signing of the license, research and development agreement for our collaboration with Biovail in January 2001. In the nine months ended September 30, 2003, revenue was comprised solely of the recognition of $3.0 million of deferred revenue from the Biovail agreement as described below.

        On March 28, 2003 we entered into a separation agreement with Biovail that provided for the return of our December 2000 patent for the immediate and controlled release formulation of diltiazem and termination of the 2001 exclusive license agreement with Biovail for development of the DOV compound for the treatment of angina and hypertension. As the separation agreement ends our performance obligations, we recognized the remaining deferred revenue, totaling $3.0 million as of December 31, 2002, as revenue in the first quarter of 2003. Going forward, we will not record any additional revenue from Biovail for this product candidate.

        Royalty and Licensing Expense.    In connection with the termination of the 2001 Biovail agreement and the return of the patent as described above, we agreed to a $1.0 million payment to Biovail upon signing. This payment was to obtain the patent and related clinical data from Biovail. As this product will require FDA approval prior to marketing and the patent has no alternative future use, we expensed the entire license fee. Thus in the first quarter of 2003, we recorded an expense of $1.0 million. There was no such expense in the comparable period in 2002.

        Research and Development Expense.    Research and development expense for the nine months ended September 30, 2003 includes 100% of the research and development expenses of DOV Bermuda as we are now consolidating the results of DOV Bermuda effective January 1, 2003. Research and development expense increased $5.3 million to $12.5 million for the nine months ended September 30, 2003 from $7.2 million for the comparable period in 2002. Approximately $4.5 million of the increase in research and development expense was attributable to increased costs associated with the clinical trials for ocinaplon and bicifadine. The remaining increase of $789,000 was primarily attributable to increased costs related to additional clinical trials and toxicology costs for our other compounds, DOV 216,303 and DOV 21,947. Non-cash compensation expense increased $413,000.

        General and Administrative Expense.    General and administrative expense for the nine months ended September 30, 2003 includes 100% of the research and development expenses of DOV Bermuda as we are now consolidating the results of DOV Bermuda effective January 1, 2003. General and administrative expense increased $1.2 million to $4.0 million in the nine months ended September 30, 2003 from $2.8 million for the comparable period in 2002. The increase was primarily attributable to increased office and related expenses of $592,000, increased professional fees of $487,000 and increased payroll related costs associated with our increase in personnel of $113,000. The increase in office and related expenses was primarily related to an increase in directors' and officers' insurance of $293,000, an increase in costs related to operating a public company of $148,000, an increase in amortization and depreciation expense of $68,000, an increase in travel and entertainment expense of $47,000 and an increase in rent expense of $35,000 as we expanded operations. The increase in professional fees was primarily related to an increase in accounting fees of $160,000, an increase in recruitment fees of $142,000, an increase in legal fees of $84,000, and an increase in consulting fees of $56,000. The increase in payroll costs was primarily attributable to an increase in salaries of $362,000 and an increase in payroll overhead of $97,000, offset by a decrease in bonuses of $229,000 and a decrease in non-cash compensation expense of $117,000.

        Loss in Investment in DOV Bermuda.    In the nine months ended September 30, 2002, loss in investment in DOV Bermuda represented our 80.1% of the expenses of DOV Bermuda related to Elan's formulation work for the joint venture products and administrative expenses. As we are now consolidating the results of DOV Bermuda, all such expenses are now recorded in research and development expense and general and administrative expense.

        Interest Income.    Interest income increased $79,000 to $679,000 in the nine months ended September 30, 2003 from $600,000 in the comparable period in 2002. The increase was due to higher average cash balances and to the fact that cash proceeds from the initial public offering earned interest for four months in 2002 versus nine months in 2003.

        Interest Expense.    Interest expense increased $374,000 to $2.0 million in the nine months ended September 30, 2003 from $1.6 million in the comparable period in 2002. Both the Elan convertible promissory note and convertible line of credit promissory note contain interest that will be paid, at Elan's option, either in cash or our common stock. In accordance with EITF 00-27, we evaluate this conversion feature each time interest is accrued on the notes. This feature resulted in interest expense of $1.2 million for the nine months ended September 30, 2003, an increase of $312,000 from the comparable period of 2002, due primarily to the increase in the fair value of our common stock. To the extent the value of our common stock is at or above $3.98 per share with respect to the convertible promissory note or $3.41 per share with respect to the convertible line of credit promissory note, we will continue to incur additional interest expense each time interest is accrued on the notes. This increase was accompanied by higher interest expense recorded due to higher outstanding balances, owing to accrued interest on the convertible promissory note and the convertible line of credit promissory note.

        Other Income (Expense), net.    Other income (expense), net decreased $1.5 million to $1.1 million in net income in the nine months ended September 30, 2003 from $388,000 in net expense in the comparable period in 2002. In the nine months ended September 30, 2002, other expense, net consisted primarily of a decrease of $538,000 in value of the warrants to acquire Neurocrine common stock, which we earned in 2001 upon the achievement of a certain milestone, offset by the decrease in our liability to Wyeth of $189,000 associated with the warrants. This resulted in an overall net expense of $350,000 associated with these warrants. In the nine months ended September 30, 2003, other income, net consisted primarily of the $1.6 million in other income attributable to the directors' and officers' insurance recovery discussed above, offset by a decrease in the value of warrants to acquire Neurocrine common stock of $251,000 and loss on sale of securities of $191,000.

Liquidity and Capital Resources

        At September 30, 2003, our cash and cash equivalents and marketable securities totaled $63.7 million compared with $60.3 million at December 31, 2002. The increase in cash balances at September 30, 2003 resulted primarily from the completion of a net $14.7 million financing offset by the funding of our operations during the nine months ended September 30, 2003. At September 30, 2003, we had working capital of $61.2 million.

        Net cash used in operations during the nine months ended September 30, 2003 and 2002 amounted to $13.8 million and $9.2 million, respectively. The increase in cash used in operations resulted primarily from the increase in clinical development activities and the addition of personnel. Non-cash expenses related to stock-based compensation, interest expense and depreciation and amortization expenses were $3.2 million in the nine months ended September 30, 2003 and $2.4 million in the comparable period in 2002. Net non-cash depreciation in the value of investments was $251,000 in the nine months ended September 30, 2003 and $350,000 in the comparable period in 2002.

        Net cash used in investing activities during the nine months ended September 30, 2003 was $9.4 million and $10.7 million, respectively. This fluctuation resulted primarily from timing differences in investment purchases, sales and maturities and the fluctuations in our portfolio mix between cash equivalents and short-term investment holdings. We expect similar fluctuations to continue in future periods.

        Cash provided by financing activities was $16.3 million during the nine months ended September 30, 2003, compared to $59.0 million during the nine months ended September 30, 2002. The source of cash provided by financing activities during the nine months ended September 30, 2003 was related to proceeds from the sale of common stock and warrants to a group of investors led by OrbiMed Advisors, LLC and the exercise of common stock options and warrants. The source of cash provided by financing activities for the nine months ended September 30, 2002 was related solely to net proceeds from our initial public offering.

        We believe that our existing cash and cash equivalents will be sufficient to fund our anticipated operating expenses, debt obligations and capital requirements until at least the end of 2004. Our future capital uses and requirements depend on numerous factors, including:

  •
  our progress with research and development;

  •
  our ability to establish and the scope of any new collaborations;

  •
  the progress and success of clinical trials and preclinical studies of our product candidates;

  •
  the costs and timing of obtaining, enforcing and defending our patent and intellectual rights; and

  •
  the costs and timing of regulatory approvals.

        In addition to the foregoing, our future capital uses and requirements are also dependent in part on the ability of our licensees and collaborative partners to meet their obligations to us, including the fulfillment of their development and commercialization responsibilities in respect of our product candidates. Our licensees and collaborative partners, Neurocrine and Pfizer, may encounter conflicts of interest, changes in business strategy or other business issues, or they may acquire or develop rights to competing products, all of which could adversely affect their ability or willingness to fulfill their obligations to us and, consequently, require us to satisfy, through the commitment of additional funds or personnel or both, any shortfalls in their performance. On July 31, 2002, Elan, our partner in DOV Bermuda, announced a recovery plan that includes the divestiture of its businesses, assets and products that are no longer core. Effective January 1, 2003, Elan no longer funded its pro rata portion of the joint venture's expenses and, on October 21, 2003, we acquired from Elan 100% ownership of Nascime Limited, the joint venture's operating subsidiary, and the product candidates bicifadine and ocinaplon. In connection with the acquisition, we paid $5.0 million to a subsidiary of Elan in respect of its 17% equity stake in the joint venture. This acquisition ended our involvement with Elan in the nearly five-year joint venture. We are required to pay Elan up to an aggregate of $3.0 million additional when the products are licensed or come to market. We are determined to pursue the further development of controlled release formulations of these product candidates. In March 2003, we and Biovail terminated our collaborative agreement under terms, among others, that Biovail's funding ceased effective February 2003.

        To meet future capital requirements, we may attempt to raise additional funds through equity or debt financings, collaborative agreements with corporate partners or from other sources. If adequate funds are not available, we may be required to curtail or delay significantly one or more of our product development programs. In addition, future milestone payments under our sublicense agreement with Neurocrine are contingent upon its meeting particular development goals. Milestone performance criteria are likely to be specific to each agreement and based upon future performance. Therefore, we are, and if we enter into additional collaborative agreements expect to be, subject to significant variation in the timing and amount of our revenues, milestone expenses and results of operations from period to period.

Critical Accounting Policies

        The preparation of financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our financial statements.

        Collaboration and license agreements.    Revenue from up-front payments, technology license fees and milestone payments received for the delivery of products and services representing the culmination of a separate earnings process is recognized when due and the amounts are judged to be collectible. Revenue from up-front payments, technology license fees and milestone payments received in connection with other rights and services, which represent continuing obligations to us, is deferred and recognized over the term of the continuing obligation. Recognition of revenue for an up-front payment has been based upon an estimate by management as to the development period associated with the payment.

        Stock-based compensation.    We grant stock options to employees for a fixed number of shares with an exercise price equal to the fair market value of our common stock on the date of grant. We recognize no compensation expense on these employee stock option grants. Prior to our common stock becoming publicly traded, we granted stock options for a fixed number of shares to employees with an exercise price less than the fair market value of our common stock on the date of grant. We treat the difference between the exercise price and fair market value as compensation expense, recognized on an accelerated basis over the vesting period of the stock options. We also have, in the past, granted options and warrants to outside consultants at fair value on the date of grant in exchange for future services. These options and warrants are required to be accounted for in accordance with Statement of Financial Accounting Standards, or SFAS 123 "Accounting for Stock Based Compensation" and EITF 96-18 "Accounting for Equity Instruments that are Issued to other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" at the fair value of the consideration received, or the fair value of the equity instrument issued, whichever may be more readily measured. As the performance of services is completed, we revalue the options and warrants that have been earned during the period. We value these securities at the fair value using a Black-Scholes methodology.

        Marketable securities and investments.    In general our investments are diversified among high-credit quality debt and equity securities in accordance with our investment policy. We classify our investments as available-for-sale, which are reported at fair market value with the related unrealized gains and losses included as a component of stockholders' equity (deficit). Realized gains and losses and declines in value of investments judged to be other than temporary are included in other income (expense). Declines in the fair market value of our investments judged to be other than temporary could adversely affect our future operating results. The fair market value of our investments is subject to volatility. Declines in the fair market value of our investments judged to be other than temporary could adversely affect our future operating results.

        Liabilities.    Having reached a settlement agreement with plaintiffs in the securities class action lawsuits as described above in note 8 to our financial statements included in this prospectus supplement, we determined that a liability related to these actions was probable and that the value was reasonably estimable. The settlement, which was approved by the court on April 16, 2003, called for a payment by us of $250,000 and the issuance of 500,000 six-year warrants exercisable at $10.00 per share. Accordingly, as of December 31, 2002, we established an estimate for the cost of the litigation settlement of $2.5 million, with $2.3 million representing our estimate of the liability for the fair value of the warrants. The warrants are now considered issued and we are no longer required to revalue the liability for the warrants. Upon issuance on June 2, 2003, we determined the fair value of the warrants at $2.2 million and recorded the warrants as stockholders' equity.

        Income taxes.    We have net deferred tax assets at September 30, 2003 that are totally offset by a valuation allowance due to our determination that the criteria for recognition have not been met. We believe that a full valuation allowance on deferred tax assets may be required if losses are reported in future periods. If, as a result of profitable operations, we determine that we are able to realize our net deferred tax assets in the future, an adjustment to the deferred tax assets will be made, increasing income (or decreasing loss) in the period in which such a determination is made.

        On an ongoing basis, we evaluate our estimates that affect our reported assets, liabilities, revenues, earnings, financial position and various disclosures. We base our estimates on circumstances, the results of which form our basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates under different assumptions and conditions. Our significant accounting policies are also described in note 2 to our financial statements included in the accompanying prospectus.

Contractual Obligations and Commercial Commitments

        Future minimum payments for all contractual obligations for years subsequent to September 30, 2003, are as follows:

	Years Ended December 31,
	2003	2004	2005	Thereafter	Total
	(in thousands)
Convertible promissory note	$—	$—	$12,104	$—	$12,104
Convertible line of credit promissory note	—	—	4,024	—	4,024
Operating leases	89	180	5	—	274

Total	$89	$180	$16,133	$—	$16,402

        Rent expense incurred for office space and equipment leases amounted to $263,000 and $188,000 for the nine months ended September 30, 2003 and 2002, respectively.

        Upon entering into the office lease agreement, a letter of credit in the amount of $67,000 was issued for the buildout of the office space, which expires May 31, 2005. A certificate of deposit is being held as collateral for the letter of credit, which is included in cash and cash equivalents.

        In May 1998, we licensed from Wyeth, on an exclusive, worldwide basis, indiplon, bicifadine, ocinaplon and DOV 216,303 for any indication, including insomnia, pain, anxiety and depression. We have the right to develop and commercialize these compounds, including the right to grant sublicenses to third parties, subject to Wyeth's right of first refusal. If we sublicense a compound to a third party, we are obligated to pay Wyeth 35% of all payments we receive based upon that compound. This payment drops to 25% if a new drug application has been filed by us before the sublicense grant. These payment obligations are subject to minimum royalties of 2.5% of net sales for indiplon, ocinaplon and DOV 216,303 and 4.5% of net sales for bicifadine, and minimum milestones of $2.5 million for indiplon, ocinaplon and DOV 216,303 and $5.0 million for bicifadine. Our sublicense agreement with Neurocrine is structured so that we can satisfy these minimum milestone obligations.

        On March 28, 2003, we entered into a separation agreement with Biovail that provided for the return of our December 2000 patent for the immediate and controlled release formulation of diltiazem and termination of the 2001 exclusive license agreement with Biovail for development of the DOV compound for the treatment of angina and hypertension. The separation agreement establishes contingent payments to Biovail of $3.0 million upon issuance of marketing authority for the drug and up to $7.5 million based upon sales.

        On October 21, 2003, we entered into a agreement with Elan to acquire 100% ownership of Nascime Limited, the joint venture's operating company, formed by Elan and us in 1999 to develop controlled release formulations of bicifadine and ocinaplon. In connection with the acquisition, Elan granted to the operating company a non-exclusive, royalty free, perpetual, worldwide license to make and sell the two product candidates in controlled release formulations using the Elan intellectual property licensed to the joint venture, including that developed during the venture. The license agreement establishes contingent payments to Elan of up to an aggregate of $3.0 million when the products are licensed or come to market.

Recent Accounting Pronouncements

        In May 2003, the FASB issued Statement Number 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS150). This Statement establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS 150 generally requires liability classification for two broad classes of financial instruments: (1) instruments that represent, or are indexed to, an obligation to buy back the issuer's shares, and (2) obligations that can be settled in shares, but are subject to certain conditions. SFAS 150 is generally effective to all financial instruments created or modified after May 31, 2003, and generally to other instruments at the beginning of the first interim period beginning after July 1, 2003. Unless new transactions are entered into, the adoption of SFAS 150 is not expected to have a material impact on our financial statements.

        In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after December 15, 2003. As Elan's participating rights expired as of January 2003, we began to consolidate the results of DOV Bermuda as of January 1, 2003. As a result, with respect to the joint venture the adoption of FIN 46 will not have a material effect on our financial position or results of operations.

        In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." It provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. We will be required to adopt this provision for revenue arrangements entered into on or after June 15, 2003. Unless new transactions are entered into, the adoption of EITF 00-21 is not expected to have a material impact on our financial position or results of operations.

Quantitative and Qualitative Disclosures About Market Risks

        To date, we have invested our cash balances with significant financial institutions. In the future, the primary objective of our investment activities will be to maximize the income we receive from our investments consistent with preservation of principal and minimum risk. Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and investments in a variety of securities, including commercial paper, money market funds, government and non-government debt securities and corporate obligations. Due to the short holding period of these types of investments, we have concluded that we do not have a material financial market risk exposure.

RISK FACTORS

Risks Related to Our Business

        Our stock price is likely to be volatile and the market price of our common stock may decline.

        Prior to our April 24, 2002 initial public offering of 5,000,000 shares of our common stock, there had been no public market for our common stock and an active public market for our common stock may cease at any time. Market prices for securities of biopharmaceutical companies have been particularly volatile. In particular, our stock price experienced a substantial decline after our initial public offering and, in the past 12 months, the market price for our common stock has ranged from a low of $4.28 to a high of $18.78 per share. Some of the factors that may cause the market price of our common stock to fluctuate include:

  •
  results of clinical trials conducted by us or on our behalf, or by our competitors;

  •
  business or legal developments concerning our collaborators or licensees, including Pfizer and Neurocrine;

  •
  regulatory developments in the United States and foreign countries;

  •
  developments or disputes concerning patents or other proprietary rights;

  •
  changes in estimates or recommendations by securities analysts;

  •
  public concern over our drugs;

  •
  litigation;

  •
  future sales of our common stock;

  •
  general market conditions;

  •
  changes in the structure of health care payment systems;

  •
  failure of any of our product candidates, if approved, to achieve commercial success;

  •
  economic and other external factors or other disasters or crises; and

  •
  period-to-period fluctuations in our financial results.

        If any of the foregoing risks occur, it could cause our stock price to fall and may expose us to class action lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management. In this regard, following a decline in the aftermarket trading price of our common stock in connection with our initial public offering, beginning on April 30, 2002, a number of class action lawsuits were filed naming us as defendants, certain of our officers and directors and certain of the underwriters. On December 20, 2002, we entered into an agreement, which was approved by the court on April 16, 2003, to settle these lawsuits. Pursuant to the settlement agreement, we have paid in the aggregate to the class members (inclusive of their attorneys' fees and costs) $250,000 and issued them 500,000 six-year warrants to purchase our common stock exercisable at $10.00 per share. Upon issuance, we determined the value of these warrants at $2.2 million.

We have incurred losses since our inception and expect to incur significant losses for the foreseeable future, and we may never reach profitability.

        Since our inception in April 1995 through September 30, 2003, we have incurred significant operating losses and, as of September 30, 2003, we had an accumulated deficit of $55.4 million. We have not yet completed the development, including obtaining regulatory approvals, of any product candidate and, consequently, have not generated any revenues from the sale of products. Even if we succeed in developing and commercializing one or more of our product candidates, we may never achieve significant sales revenue and we expect to incur operating losses for the foreseeable future. We also expect to continue to incur significant operating expenses and capital expenditures and anticipate that our expenses will increase substantially in the foreseeable future as we:

  •
  conduct clinical trials;

  •
  conduct research and development on existing and new product candidates;

  •
  make milestone and royalty payments;

  •
  seek regulatory approvals for our product candidates;

  •
  commercialize our product candidates, if approved;

  •
  hire additional clinical, scientific and management personnel;

  •
  add operational, financial and management information systems and personnel; and

  •
  identify additional compounds or product candidates and acquire rights from third parties to those compounds or product candidates through a grant of a license to us, referred to as in-licensing.

        We must generate significant revenue to achieve and maintain profitability. We may not be able to generate sufficient revenue and we may never be able to achieve or maintain profitability.

We are dependent on the successful outcome of clinical trials for our six lead product candidates.

        None of our product candidates is currently approved for sale by the FDA or by any other regulatory agency in the world, and our product candidates may never be approved for sale or become commercially viable. Before obtaining regulatory approval for the sale of our product candidates, they must be subjected to extensive preclinical and clinical testing to demonstrate their safety and efficacy for humans. Our success will depend on the success of our currently ongoing clinical trials and subsequent clinical trials that have not yet begun.

        There are a number of difficulties and risks associated with clinical trials. The possibility exists that:

  •
  we may discover that a product candidate may cause harmful side effects;

  •
  we may discover that a product candidate does not exhibit the expected therapeutic results in humans;

  •
  results may not be statistically significant or predictive of results that will be obtained from large-scale, advanced clinical trials;

  •
  we or the FDA may suspend the clinical trials of our product candidates for any of a number of reasons;

  •
  patient recruitment may be slower than expected; and

  •
  patients may drop out of our clinical trials.

        On October 2, 2003, the FDA placed the start of our Phase III pivotal clinical trial of ocinaplon on hold and requested that we produce additional safety information. We cannot assure you that we will be able to provide the necessary information requested by the FDA, or that any information we do provide will be satisfactory to the FDA, or that the FDA will release the hold placed by it on the commencement of the Phase III trial. Given the uncertainty surrounding the regulatory and clinical trial process, we may not be able to successfully advance the development of safe, commercially viable products including ocinaplon. If we are unable to successfully develop and commercialize any of our product candidates, this could severely harm our business, impair our ability to generate revenues and adversely impact our stock price.

We may not receive regulatory approvals for our product candidates or approvals may be delayed.

        Regulation by government authorities in the United States and foreign countries is a significant factor in the development, manufacture and commercialization of our product candidates and in our ongoing research and development activities. All our product candidates are in various stages of research and development and we have not yet requested or received regulatory approval to commercialize any product candidate from the FDA or any other regulatory body.

        In particular, human therapeutic products are subject to rigorous preclinical testing, clinical trials and other approval procedures of the FDA and similar regulatory authorities in foreign countries. The FDA regulates, among other things, the development, testing, manufacture, safety, efficacy, record keeping, labeling, storage, approval, advertising, promotion, sale and distribution of biopharmaceutical products. Securing FDA approval requires the submission of extensive preclinical and clinical data and supporting information to the FDA for each therapeutic indication to establish the product candidate's safety and efficacy. The approval process may take many years to complete and may involve ongoing requirements for post-marketing studies. Additionally, even after receipt of FDA approval, the FDA may request additional trials to evaluate any adverse reactions or long-term effects. The scope and expense of such post-approval trials could be extensive and costly to us. Any FDA or other regulatory approval of our product candidates, once obtained, may be withdrawn. If our product candidates are marketed abroad, they will also be subject to extensive regulation by foreign governments.

        Any failure to receive regulatory approvals necessary to commercialize our product candidates would have a material adverse effect on our business. The process of obtaining these approvals and the subsequent compliance with appropriate federal and state statutes and regulations require spending substantial time and financial resources. If we, or our collaborators or licensees, fail to obtain or maintain or encounter delays in obtaining or maintaining regulatory approvals, it could adversely affect the marketing of any product candidates we develop, our ability to receive product or royalty revenues and our liquidity and capital resources.

        On October 2, 2003, the FDA placed the start of our Phase III pivotal clinical trial of ocinaplon, our anti-anxiety product candidate, on hold and requested that we produce additional safety information. We intend to diligently assemble the necessary information in accordance with FDA comments and communicate further with the FDA as soon as reasonably practicable. We cannot assure you that we will be able to provide the necessary information requested by the FDA, or that any information we do provide will be satisfactory to the FDA, or that the FDA will release the hold placed by it on the commencement of the Phase III clinical trial.

Our operating results are subject to fluctuations that may cause our stock price to decline.

        Our revenue is unpredictable and has fluctuated significantly from year-to-year and quarter-to-quarter and will likely continue to be highly volatile. We believe that period-to-period comparisons of our past operating results are not good indicators of our future performance and should not be relied on to predict our future results. In the future, our operating results in a particular period may not meet the expectations of any securities analysts whose attention we may attract, or those of our investors, which may result in a decline in the market price of our common stock.

We rely entirely on the efforts of Neurocrine and Pfizer for the development, design and implementation of clinical trials, regulatory approval and commercialization of our insomnia compound, indiplon.

        In 1998, we sublicensed indiplon to Neurocrine without retaining any material rights other than the right to receive milestone payments and royalties on product sales, if any. In December 2002, Neurocrine entered into a development and commercialization agreement with Pfizer Inc. for indiplon. The clinical development, design and implementation of clinical trials, the preparation of filings for FDA approval and, if approved, the subsequent commercialization of indiplon, and all other matters relating to indiplon, are entirely within the control of Neurocrine and Pfizer. We will have no control over the process and, as a result, our ability to receive any revenue from indiplon is entirely dependent on the success of their efforts. Neurocrine and Pfizer may fail or otherwise decide not to devote the resources necessary to successfully develop and commercialize indiplon, which would impair our ability to receive milestone or royalty payments, if any, in respect of indiplon.

Our success in developing our product candidates depends upon the performance of our licensees and collaborative partners.

        Our efforts to develop, obtain regulatory approval for and commercialize our existing and any future product candidates depend in part upon the performance of our licensees and collaborative partners. Currently, we have license and collaborative agreements with, Neurocrine, Pfizer and Wyeth. Neurocrine has entered into a development and commercialization agreement with Pfizer involving a further sublicense under our agreement with Neurocrine. In connection with certain of these agreements, we have granted certain rights, including development and marketing rights and rights to defend and enforce our intellectual property. We do not have day-to-day control over the activities of our licensees or collaborative partners and cannot assure you that they will fulfill their obligations to us, including their development and commercialization responsibilities in respect of our product candidates. We also cannot assure you that our licensees or collaborators will properly maintain or defend our intellectual property rights or that they will not utilize our proprietary information in such a way as to invite litigation that could jeopardize or potentially invalidate our proprietary information or expose us to potential liability. Further, we cannot assure you that our licensees or collaborators will not encounter conflicts of interest, changes in business strategy or other business issues, or that they will not acquire or develop rights to competing products, all of which could adversely affect their willingness or ability to fulfill their obligations to us.

        From January 1999 until October 21, 2003, Elan and we were engaged in developing controlled release formulations of bicifadine and ocinaplon pursuant to our joint venture. Effective January 1, 2003, Elan no longer funded its pro rata portion of the joint venture's expenses and, on October 21, 2003, we acquired from Elan 100% ownership of Nascime Limited, the joint venture's operating subsidiary, and the product candidates bicifadine and ocinaplon. This acquisition ended our involvement with Elan in the nearly five-year joint venture. If we decide to retain Elan to provide additional development and manufacturing services, we and Elan will negotiate appropriate terms under a new agreement.

        Any failure on the part of our licensees or collaborators to perform or satisfy their obligations to us could lead to delays in the development or commercialization of our product candidates and affect our ability to realize product revenues. Disagreements with our licensees or collaborators could require or result in litigation or arbitration, which could be time-consuming and expensive. If we fail to maintain our existing agreements or establish new agreements as necessary, we could be required to undertake development, manufacturing and commercialization activities solely at our own expense. This would significantly increase our capital requirements and may also delay the commercialization of our product candidates.

Our existing collaborative and licensing agreements contain, and any such agreements that we may enter into in the future may contain, covenants that restrict our product development and commercialization activities.

        Our existing license and collaborative agreements contain covenants that restrict our product development or future business efforts and have involved, among other things, the issuance of debt and equity securities, certain limitations on our ability to license our product candidates to third parties and restrictions on our ability to compete. Because of these restrictive covenants, if our licensees or collaborators fail to fulfill their obligations to us or we are otherwise not able to maintain these relationships, we cannot assure you that we will be able to enter into alternative arrangements or assume the development of these product candidates ourselves. This would significantly affect our ability to commercialize our product candidates. Further, we cannot assure you, even if alternative arrangements are available to us, that they will be any less restrictive on our business activities.

If we are unable to create sales, marketing and distribution capabilities, or enter into agreements with third parties to perform these functions, we will not be able to commercialize our product candidates.

        We do not have any sales, marketing or distribution capabilities. In order to commercialize our product candidates, if any are approved, we must either acquire or internally develop sales, marketing and distribution capabilities or make arrangements with third parties to perform these services for us. If we obtain FDA approval for our existing product candidates, we intend to rely on relationships with one or more pharmaceutical companies or other third parties with established distribution systems and direct sales forces to market our product candidates. If we decide to market any of our product candidates directly, we must either acquire or internally develop a marketing and sales force with technical expertise and with supporting distribution capabilities. The acquisition or development of a sales and distribution infrastructure would require substantial resources, which may divert the attention of our management and key personnel, and negatively impact our product development efforts. Moreover, we may not be able to establish in-house sales and distribution capabilities or relationships with third parties. To the extent we enter into co-promotion or other licensing agreements without, or do not exercise, co-promotion rights, our product revenues are likely to be lower than if we directly marketed and sold our product candidates, and any revenue we receive will depend upon the efforts of third parties, which may not be successful.

If we cannot raise additional funding, we may be unable to complete development of our product candidates.

        At September 30, 2003, we had cash and cash equivalents and marketable securities of $63.7 million. We currently have no commitments or arrangements for any financing. We believe that our existing cash and cash equivalents will be sufficient to fund our anticipated operating expenses, debt obligations and capital requirements until at least the end of 2004. We believe that we may require additional funding after that time to continue our research and development programs, including preclinical testing and clinical trials of our product candidates, for operating expenses, and to pursue regulatory approvals for our product candidates. Lack of funding could adversely affect our ability to pursue our business. We cannot assure you that financing will be available when needed on terms acceptable to us, if at all. We may continue to seek additional capital through public or private financing or collaborative agreements. If adequate funds are not available, we may be required to curtail significantly or eliminate one or more of our product development programs.

The success of our business depends upon the members of our senior management team, our scientific staff and our ability to continue to attract and retain qualified scientific, technical and business personnel.

        We are dependent on the members of our senior management team, in particular, our Chief Executive Officer, Dr. Arnold Lippa, our President, Dr. Bernard Beer, and our Senior Vice President and Chief Scientific Officer, Dr. Phil Skolnick, for our business success. Moreover, because of the specialized scientific and technical nature of our business, we are also highly dependent upon our scientific staff, the members of our scientific advisory board and our continued ability to attract and retain qualified scientific, technical and business development personnel. Drs. Lippa and Beer each hold a substantial amount of vested common stock not subject to repurchase in the event of termination. We do not carry key man life insurance on the lives of any of our key personnel. There is intense competition for human resources, including management in the scientific fields in which we operate and there can be no assurance that we will be able to attract and retain qualified personnel necessary for the successful development of our product candidates, and any expansion into areas and activities requiring additional expertise. In addition, there can be no assurance that such personnel or resources will be available when needed. The loss of the services of Drs. Lippa, Beer, or Skolnick, or other key personnel, could severely harm our business if a replacement possessing a similar level of expertise cannot be retained or if the key person's responsibilities can not be assumed by existing employees.

Because some of our patents with respect to some of our product candidates have expired or will expire in the near term, we may be required to rely solely on the Hatch-Waxman Act for market exclusivity.

        A number of patents that we licensed from Wyeth have expired, including the patent that provides protection for the use of DOV 216,303 for the treatment of depression and the use of bicifadine for the treatment of pain. In addition, our patent covering ocinaplon expired in June 2003. Patents protecting intermediates useful in the manufacture of ocinaplon are due to expire in 2007. The numerous patent applications pending and others in preparation covering our compounds, even if approved, may not afford us adequate protection against generic versions of our product candidates or other competitive products. In the event we achieve regulatory approval to market any of our product candidates, including bicifadine, DOV 216,303 or ocinaplon, and we are unable to obtain adequate patent protection for the ultimate marketed product, we will be required to rely to a greater extent on the Hatch-Waxman Act, and applicable foreign legislation, to achieve market exclusivity. The Hatch-Waxman Act generally provides for marketing exclusivity to the first applicant to gain approval for a particular drug by prohibiting filing of an abbreviated new drug application, or ANDA, by a generic competitor for up to five years after the drug is first approved. The Hatch-Waxman Act, however, also accelerates the approval process for generic competitors using the same active ingredients once the period of statutory exclusivity has expired. It may also in practice encourage more aggressive legal challenges to the patents protecting approved drugs. In addition, because some of our patents have expired, third parties may develop competing product candidates using our product compounds and if they obtain regulatory approval for those products before we do, we would be barred from seeking an ANDA for those products under the Hatch-Waxman Act for the applicable statutory exclusivity period.

Our business activities require compliance with environmental laws, which if violated could result in significant fines and work stoppage.

        Our research and development programs, and the manufacturing operations and disposal procedures of our contractor s and collaborators, are affected by federal, state, local and foreign environmental laws. Although we intend to comply with applicable environmental laws, our contractors and collaborators may not comply with these laws. Failure to comply with environmental laws could result in significant fines and work stoppage, and may harm our business.

We intend to pursue a rapid growth strategy, which could give rise to difficulties in managing and successfully implementing such growth.

        Our company was formed in April 1995 and, consequently, we have a limited operating history. As of November 2, 2003, we employed 35 full-time employees and three part-time employees, and we have numerous product candidates in various stages of development. We intend to pursue a strategy of growth, both with regard to infrastructure and personnel, and will seek to aggressively develop our current product candidates and to acquire new product candidates. In the event of rapid growth in our operations, we will need to hire additional personnel, some of whom, due to the specialized scientific and technical nature of our business, must possess advanced degrees, be highly skilled and have many years of experience. We may be unable to attract and retain the necessary qualified personnel, or such personnel may not be available when needed, to successfully meet our growth needs. We cannot assure you that we will be able to obtain the personnel needed to achieve such growth or that we will be able to obtain and maintain all regulatory approvals or employ the best personnel to ensure compliance with all applicable laws, regulations and licensing requirements that may be necessary as a result of such growth.

Our bylaws require us to indemnify our officers and directors to the fullest extent permitted by law, which may obligate us to make substantial payments and in some instances payments in advance of judicial resolution of entitlement.

        Our bylaws require that we indemnify our directors, officers and scientific advisory board members, and permit us to indemnify our other employees and agents, to the fullest extent permitted by the Delaware corporate law. This could require us, with some legally prescribed exceptions, to indemnify our directors, officers and scientific advisory board members against any and all expenses, judgments, penalties, fines and amounts reasonably paid in defense or settlement in connection with an action, suit or proceeding. For directors, our bylaws require us to pay in advance of final disposition all expenses including attorneys' fees incurred by them in connection with any action, suit or proceeding relating to their status or actions as directors. Advance payment of legal expenses is discretionary for officers, scientific advisory board members and other employees or agents. We may make these advance payments provided that they are preceded or accompanied by an undertaking on behalf of the indemnified party to repay all advances if it is ultimately determined that he or she is not entitled to be indemnified by us. Accordingly, we may incur expenses to meet these indemnification obligations, including expenses that in hindsight are not qualified for reimbursement and possibly not subject to recovery as a practical matter.

Provisions of Delaware law, our charter and by-laws and our stockholders rights plan may make a takeover more difficult.

        Provisions of our certificate of incorporation and by-laws and in the Delaware corporate law may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management and board of directors. Moreover, our stockholders rights plan, adopted in October 2003, commonly called a poison pill, empowers our board of directors to delay or negotiate, and thereby possibly to thwart, any tender or takeover attempt the board of directors opposes. Public stockholders who might desire to participate in such a transaction may not have an opportunity to do so. We also have a staggered board of directors that makes it difficult for stockholders to change the composition of our board of directors in any one year. These anti-takeover provisions could substantially impede the ability of public stockholders to change our management and board of directors.

Risks Related to our Industry

We face intense competition and if we are unable to compete effectively, the demand for our products, if any, may be reduced.

        The pharmaceutical industry is highly competitive and marked by a number of established, large pharmaceutical companies, as well as smaller emerging companies, whose activities are directly focused on our target markets and areas of expertise. We face and will continue to face competition in the discovery, in-licensing, development and commercialization of our product candidates, which could severely impact our ability to generate revenue or achieve significant market acceptance of our product candidates. Furthermore, new developments, including the development of other drug technologies and methods of preventing the incidence of disease, occur in the pharmaceutical industry at a rapid pace. These developments may render our product candidates or technologies obsolete or noncompetitive. We are focused on developing product candidates for the treatment of central nervous system and other disorders, including cardiovascular and urological, that involve alterations in neuronal processing, and we have a number of competitors. If one or more of their products or programs are successful, the market for our product candidates may be reduced or eliminated. Compared to us, many of our competitors and potential competitors have substantially greater:

  •
  capital resources;

  •
  research and development resources, including personnel and technology;

  •
  regulatory experience;

  •
  preclinical study and clinical testing experience; and

  •
  manufacturing, distribution and marketing experience.

        As a result of these factors, our competitors may obtain regulatory approval of their products more rapidly than we. Our competitors may obtain patent protection or other intellectual property rights that limit our ability to develop or commercialize our product candidates or technologies. Our competitors may also develop drugs that are more effective, useful and less costly than ours and may also be more successful than we and our collaborators or licensees in manufacturing and marketing their products.

If we are unable to protect our intellectual property, our competitors could develop and market products based on our discoveries, which may reduce demand for our product candidates.

        To a substantial degree, our success will depend on the following intellectual property achievements:

  •
  our ability to obtain patent protection for our proprietary technologies and product candidates, as well as our ability to preserve our trade secrets;

  •
  our ability to qualify for the market exclusivity available under the Hatch-Waxman Act;

  •
  the ability of our collaborators and licensees to obtain patent protection for their proprietary technologies and product candidates covered by our agreements, as well as their ability to preserve related trade secrets; and

  •
  our ability to prevent third parties from infringing upon our proprietary rights, as well as the ability of our collaborators and licensees to accomplish the same.

        Because of the substantial length of time and expense associated with bringing new products through the development and regulatory approval processes in order to reach the marketplace, the pharmaceutical industry places considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. Accordingly, we, either alone or together with our collaborators or licensees, intend to seek and enhance patent protection for our proprietary technologies and product candidates. The risk exists, however, that these patents may be unobtainable and that the breadth of the claims in a patent, if obtained, may not provide adequate protection of our, or our collaborators' or licensees', proprietary technologies or product candidates. We also rely upon unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation to develop and maintain our competitive position, which we seek to protect, in part, by confidentiality agreements with our collaborators, licensees, employees and consultants. We also have confidentiality and invention or patent assignment agreements with our employees and some of, but not all, our collaborators and consultants. If our employees, collaborators or consultants breach these agreements, we may not have adequate remedies for any such breach, and our trade secrets may otherwise become known to or independently discovered by our competitors. In addition, although we own or otherwise have certain rights to a number of patents, the issuance of a patent is not conclusive as to its validity or enforceability, and third parties may challenge the validity or enforceability of our patents or the patents of our collaborators or licensees. We cannot assure you how much protection, if any, will be given to our patents if we attempt to enforce them or if they are challenged in court or in other proceedings. It is possible that a competitor may successfully challenge our patents, or the patents of our collaborators or licensees, or that challenges will result in elimination of patent claims and therefore limitations of coverage. Moreover, competitors may infringe our patents, the patents of our collaborators or licensees, or successfully avoid them through design innovation. To prevent infringement or unauthorized use, we may be required to file infringement claims, which are expensive and time-consuming. Competitors may obtain regulatory approval for such of our compounds lacking patent protection, and thus gain five-year market exclusivity under Hatch-Waxman ahead of us. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the ground that our patents do not cover its technology. In addition, interference proceedings brought by the United States Patent and Trademark Office may be necessary to determine the priority of inventions with respect to our patent applications or those of our collaborators or licensees. Litigation or interference proceedings may fail and, even if successful, may result in substantial costs and be a distraction to management. We cannot assure you that we, or our collaborators or licensees, will be able to prevent misappropriation of our respective proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the United States.

The intellectual property of our competitors or other third parties may prevent us from developing or commercializing our product candidates.

        Our product candidates and the technologies we use in our research may inadvertently infringe the patents or violate the proprietary rights of third parties. In addition, other parties conduct their research and development efforts in segments where we, or our collaborators or licensees, focus research and development activities. We cannot assure you that third parties will not assert patent or other intellectual property infringement claims against us, or our collaborators or licensees, with respect to technologies used in potential product candidates. Any claims that might be brought against us relating to infringement of patents may cause us to incur significant expenses and, if successfully asserted against us, may cause us to pay substantial damages. Even if we were to prevail, any litigation could be costly and time-consuming and could divert the attention of our management and key personnel from our business operations. In addition, any patent claims brought against our collaborators or licensees could affect their ability to carry out their obligations to us. Furthermore, as a result of a patent infringement suit brought against us, or our collaborators or licensees, the development, manufacture or potential sale of product candidates claimed to infringe a third party's intellectual property may have to stop or be delayed, unless that party is willing to grant certain rights to use its intellectual property. In such cases, we may be required to obtain licenses to patents or proprietary rights of others in order to continue to commercialize our product candidates. We may not, however, be able to obtain any licenses required under any patents or proprietary rights of third parties on acceptable terms, or at all. Even if we, or our collaborators or licensees, were able to obtain rights to a third party's intellectual property, these rights may be non-exclusive, thereby giving our competitors potential access to the same intellectual property. Ultimately, we may be unable to commercialize some of our potential products or may have to cease some of our business operations as a result of patent infringement claims, which could severely harm our business.

Our ability to receive royalties and profits from product sales depends in part upon the availability of reimbursement for the use of our products from third-party payors, for which we may or may not qualify.

        Our royalties or profits will be heavily dependent upon the availability of reimbursement for the use of our products from third-party health care payors, both in the United States and in foreign markets. The health care industry and these third-party payors are experiencing a trend toward containing or reducing the costs of health care through various means, including lowering reimbursement rates and negotiating reduced payment schedules with service providers for drug products. These cost containment efforts could adversely affect the market acceptance of our product candidates and may also harm our business. There can be no assurance that we will be able to offset any of or all the payment reductions that may occur. Reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor's determination that use of a product is:

  •
  safe, effective and medically necessary;

  •
  appropriate for the specific patient;

  •
  cost-effective; and

  •
  neither experimental nor investigational.

        Reimbursement approval is required from each third-party payor individually, and seeking this approval is a time-consuming and costly process. Third-party payors may require cost-benefit analysis data from us in order to demonstrate the cost-effectiveness of any product we might bring to market. We cannot assure you that we will be able to provide data sufficient to gain acceptance with respect to reimbursement. There also exists substantial uncertainty concerning third-party reimbursement for the use of any drug product incorporating new technology. We cannot assure you that third-party reimbursement will be available for our product candidates utilizing new technology, or that any reimbursement authorization, if obtained, will be adequate.

We face potential product liability exposure, and if successful claims are brought against us, we may incur substantial liability for a product and may have to limit its commercialization.

        The use of our product candidates in clinical trials and the sale of any approved products may expose us to a substantial risk of product liability claims and the adverse publicity resulting from such claims. These claims might be brought against us by consumers, health care providers, pharmaceutical companies or others selling our products. If we cannot successfully defend ourselves against these claims, we may incur substantial losses or expenses, or be required to limit the commercialization of our product candidates. We have obtained limited product liability insurance coverage for our clinical trials in the amount of $3.0 million per occurrence and $3.0 million in the aggregate. Our insurance coverage, however, may not reimburse us or may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. We intend to expand our insurance coverage to include the sale of commercial products if we obtain marketing approval for our product candidates in development, but we may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. A successful product liability claim or series of claims brought against us would decrease our cash and could cause our stock price to fall.

1,511,670 Shares

Common Stock

        This prospectus relates to the offer and sale by the selling stockholder identified in this prospectus of 1,511,670 shares of common stock of DOV Pharmaceutical, Inc. In connection with our April 24, 2002 initial public offering, or IPO, we sold 5,000,000 shares of our common stock to a syndicate of underwriters led by CIBC World Markets Corp., or CIBC, which in turn sold the shares to the public. Following the completion of our IPO and the termination of the syndicate, CIBC advised us that it held 1,902,570 shares of our common stock, as disclosed in its filing with the Securities and Exchange Commission on Schedule 13G, including 1,511,670 shares it held and continues to hold for investment purposes as disclosed in its amended Schedule 13G filed on June 27, 2003. CIBC has informed us that these shares are held for investment purposes and has recently advised us that it intends to sell these shares in one or more transactions of the type described elsewhere in this prospectus under the heading of "Plan of Distribution." We will not receive any proceeds from CIBC's sale of these shares.

        Our common stock is quoted on the Nasdaq National Market under the symbol "DOVP." On October 27, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $12.75 per share.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 6 before deciding to invest in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 27, 2003.

        No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by us or any other person.

        This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs or that information contained in this prospectus is correct as of any time subsequent to the date stated or the date hereof.

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors."

        This prospectus contains forward-looking statements. You should read the explanations of the qualifications and limitations of such forward-looking statements on page 17 of this prospectus. You should not place undue reliance on these forward-looking statements.

        Unless the context otherwise requires, all references to "we," "us," "our company" or "the Company" in this prospectus refer collectively to DOV Pharmaceutical, Inc., a Delaware corporation, and its subsidiaries, and their respective predecessor entities for the applicable periods, considered as a single enterprise.

DOV Pharmaceutical, Inc.

Our Company

        We are a biopharmaceutical company focused on the discovery, in-licensing, development and commercialization of novel drug candidates for central nervous system, or CNS, and other disorders, including cardiovascular and urological, that involve alterations in neuronal processing. We have six product candidates undergoing clinical development that address therapeutic indications with significant unmet needs. Our product candidate for insomnia is currently in Phase III clinical trials, our product candidate for pain is in a Phase III program and our product candidate for the treatment of anxiety disorders has completed two Phase II clinical trials.

        Our product candidate for the treatment of insomnia has demonstrated efficacy in four Phase III clinical trials and our product candidate for pain has demonstrated efficacy in one Phase III clinical trial. Our product candidate for the treatment of anxiety disorders has demonstrated efficacy in two Phase II clinical trials. The start of a Phase III pivotal trial for the anxiety candidate, initially scheduled to begin in 2003, was placed on hold by the United States Food and Drug Administration, or FDA, on October 2, 2003 pending receipt by the FDA of satisfactory additional safety information.

        We intend to initiate a Phase III clinical trial in 2004 for our product candidate for the treatment of angina and hypertension, depending upon the results of a further Phase I clinical trial planned for the fourth quarter of 2003. Our lead product candidate for the treatment of depression is currently in a Phase II clinical trial and our second product candidate for depression is in a Phase I clinical trial. We also have two compounds in preclinical development for the treatment of Parkinson's disease, restless leg syndrome, attention deficit disorder and anxiety disorders including panic that, based upon preclinical pharmacological data, we intend to move into clinical testing in 2004.

        Our core scientific expertise is in the cellular and molecular pharmacology underlying CNS disorders. Our senior management team has substantial experience in drug discovery and development. During their careers, they have participated in the discovery and development of new drugs that have been successfully brought to market.

        To enhance our drug development and commercialization efforts, we have sublicensed our product candidate for the treatment of insomnia to Neurocrine Biosciences, Inc., or Neurocrine, which entered into a development and commercialization agreement with Pfizer, Inc., or Pfizer in December 2002. We, together with Neurocrine and Wyeth (formerly American Cyanamid Company), have entered into an agreement with Pfizer granting certain rights to Pfizer under our sublicense agreement with Neurocrine.

Recent Developments

  Acquisition of Controlled Release Formulations of Bicifadine and Ocinaplon

        On October 21, 2003, we entered into an agreement with Elan Corporation, plc, or Elan, and certain of Elan's affiliates, to acquire 100% ownership of Nascime Limited, the joint venture's operating company, established by Elan and us in 1999 to develop controlled release formulations of bicifadine and ocinaplon. In connection with the acquisition, we paid $5.0 million to a subsidiary of Elan in respect of its 17% equity stake in the joint venture. Elan granted to the operating company a non-exclusive, perpetual, worldwide license to make and sell the two product candidates in controlled release formulations using the Elan intellectual property licensed to the joint venture, including that developed during the venture. The license is royalty free. In connection with the license grant, Elan will be entitled to receive up to an aggregate of $3.0 million when the products are licensed or come to market. Elan and we further agreed to amend or terminate, as applicable, certain of the original joint venture agreements to, among other things, eliminate the requirement that we obtain Elan's consent prior to a sale by us of all or any material portion of our assets and to eliminate Elan's right to terminate the Elan license agreement upon certain change of control events. This acquisition ends Elan's involvement in the nearly five-year joint venture established to develop controlled release formulations of bicifadine and ocinaplon. Please refer to the text under subheading "Collaborations and Licensing Agreements—Elan Corporation, plc and Elan International Services, Ltd." in the "Business" section for a more detailed discussion of the terms related to our previous joint venture with Elan.

  Appointment of Dr. Warren Stern as Senior Vice-President, Drug Development

        Warren Stern, Ph.D., has been named Senior Vice President, Drug Development. Dr. Stern currently serves us as a consultant and, beginning in December 2003, will join us full-time. At present, he is Senior Vice President of Scientific and Medical Services at PAREXEL International Corporation, a major contract research organization. Dr. Stern has over 25 years' experience in drug development in CNS and other fields and has published some 90 papers describing the results of his research in animal pharmacology and CNS-oriented clinical trials. Please refer to the text under "Management—Executive Officers and Directors" and "Employment Agreements" for a more detailed biography and terms relating to Dr. Stern's employment.

  Start of Our Phase III Trial of Ocinaplon Placed on Hold by FDA

        On October 2, 2003, the FDA placed the start of our Phase III pivotal clinical trial of ocinaplon, our anti-anxiety product candidate, on hold and requested that we produce additional safety information. We intend to diligently assemble the necessary information in accordance with FDA comments and communicate further with the FDA as soon as reasonably practicable.

  Private Placement with OrbiMed Advisors, LLC

        On July 2, 2003, we concluded a private placement to a group of funds managed by OrbiMed Advisors, LLC, who, in the aggregate, purchased 1,428,571 shares of our common stock for total gross proceeds to us of $15.0 million. They also received three-year warrants to purchase an aggregate of 392,857 shares of our common stock at an exercise price of $16.00 per share.

  Securities Class Action Lawsuits

        In April 2003, we received a court order approving a proposed settlement reached in December 2002 with plaintiffs in the class action shareholder lawsuits filed against us following our initial public offering. Pursuant to the settlement agreement, we have paid the class members (inclusive of their attorneys' fees and costs) $250,000 and issued them six-year warrants to purchase 500,000 shares of our common stock at an exercise price of $10.00 per share. Upon issuance, we determined the value of the warrants to be $2.2 million.

  Related Directors and Officers Insurance Arbitration

        In connection with the securities class action lawsuits described above, we have reached an agreement with the primary carrier of our directors' and officers' liability insurance. Our insurance carrier has paid $1.6 million to us in settlement of the shareholder class action lawsuits, and has also agreed to provide our directors and officers with liability insurance for the next three years at predetermined premiums.

  Separation Agreement with Biovail Laboratories Incorporated and Biovail Corporation

        On March 28, 2003, we and Biovail entered into a separation agreement in order to terminate the exclusive license, research and development agreement with Biovail regarding DOV diltiazem. This separation agreement provided for the return to us of the patent license covering DOV diltiazem, a $1.0 million payment by us to Biovail and contingent payments by us to Biovail of $3.0 million upon the issuance of marketing authorization for the drug and up to $7.5 million based upon sales, if any. We and Biovail delivered mutual releases relating to the license agreement. Biovail has agreed to return all confidential information, DOV intellectual property and clinical supporting data and discoveries developed and made during the two-year collaboration.

  Amendment of Elan Convertible Exchangeable Promissory Note

        On March 24, 2003, we entered into an agreement with Elan to eliminate the exchange feature of the convertible exchangeable promissory note originally issued by us to Elan International Services, Ltd., or EIS, in the original principal amount of $8.0 million. This exchange right previously gave Elan the right to exchange, at any time during the term of the note, the principal portion of the note such that Elan would have an equal ownership position with us in DOV (Bermuda), Ltd., or DOV Bermuda, our previous joint venture with Elan. All other significant terms of the note remain unchanged. In connection with this amendment, we granted EIS warrants to purchase 75,000 shares of our common stock at an exercise price of $10.00 per share. These warrants expire on January 21, 2006.

Other Information

        We incorporated in New Jersey in April 1995 and reincorporated in Delaware in November 2000. Our executive offices are located at 433 Hackensack Avenue, Hackensack, New Jersey 07601. Our telephone number is (201) 968-0980 and our web site address can be found at http://www.dovpharm.com. The information found on our website is not part of this prospectus. This prospectus contains the trademarks and trade names of other entities that are the property of their respective owners.

The Offering

        This prospectus relates to the offer and sale by CIBC World Markets Corp., or CIBC, of 1,511,670 shares of common stock of DOV Pharmaceutical, Inc. In connection with our April 24, 2002 initial public offering, or IPO, we sold 5,000,000 shares of our common stock to a syndicate of underwriters led by CIBC, which in turn sold the shares to the public. Following the completion of our IPO and the termination of the syndicate, CIBC advised us that it held 1,902,570 shares of our common stock, as disclosed in its filing with the Securities and Exchange Commission on Schedule 13G, including 1,511,670 shares it held and continues to hold for investment purposes as disclosed in its amended Schedule 13G filed on June 27, 2003. CIBC has informed us that these shares are held for investment purposes and has recently advised us that it intends to sell these shares in one or more transactions of the type described elsewhere in this prospectus under the heading of "Plan of Distribution." We will not receive any proceeds from CIBC's sale of these shares.

Plan of Distribution

        CIBC may sell the shares through agents or dealers, directly to one or more individuals, institutional or other purchasers or through any combination of these methods of sale. The distribution of the shares may be effected in one or more transactions at prices related to prevailing market prices or at negotiated prices. See "Plan of Distribution" beginning on page 73.

RISK FACTORS

        You should carefully consider the following risks and all other information contained in this prospectus before purchasing our stock. Although we have described below the risks we consider material, additional risks and uncertainties not known to us or that we now believe to be non-material could also impair our business. If any of the events covered by the following risks occur, our business, results of operations and financial condition could be harmed. In that case, the trading price of our common stock could decline, and you could lose some of or all the value of your investment.

Risks Related to Our Business

We have incurred losses since our inception and expect to incur significant losses for the foreseeable future, and we may never reach profitability.

        Since our inception in April 1995 through June 30, 2003, we have incurred significant operating losses and, as of June 30, 2003, we had an accumulated deficit of $48.0 million. We have not yet completed the development, including obtaining regulatory approvals, of any product candidate and, consequently, have not generated any revenues from the sale of products. Even if we succeed in developing and commercializing one or more of our product candidates, we may never achieve significant sales revenue and we expect to incur operating losses for the foreseeable future. We also expect to continue to incur significant operating expenses and capital expenditures and anticipate that our expenses will increase substantially in the foreseeable future as we:

  •
  conduct clinical trials;

  •
  conduct research and development on existing and new product candidates;

  •
  make milestone and royalty payments;

  •
  seek regulatory approvals for our product candidates;

  •
  commercialize our product candidates, if approved;

  •
  hire additional clinical, scientific and management personnel;

  •
  add operational, financial and management information systems and personnel; and

  •
  identify additional compounds or product candidates and acquire rights from third parties to those compounds or product candidates through a grant of a license to us, referred to as in-licensing.

        We must generate significant revenue to achieve and maintain profitability. We may not be able to generate sufficient revenue and we may never be able to achieve or maintain profitability.

We are dependent on the successful outcome of clinical trials for our six lead product candidates.

        None of our product candidates is currently approved for sale by the FDA or by any other regulatory agency in the world, and our product candidates may never be approved for sale or become commercially viable. Before obtaining regulatory approval for the sale of our product candidates, they must be subjected to extensive preclinical and clinical testing to demonstrate their safety and efficacy for humans. Our success will depend on the success of our currently ongoing clinical trials and subsequent clinical trials that have not yet begun.

        There are a number of difficulties and risks associated with clinical trials. The possibility exists that:

  •
  we may discover that a product candidate may cause harmful side effects;

  •
  we may discover that a product candidate does not exhibit the expected therapeutic results in humans;

  •
  results may not be statistically significant or predictive of results that will be obtained from large-scale, advanced clinical trials;

  •
  we or the FDA may suspend or place on hold any ongoing or planned clinical trials of our product candidates for any of a number of reasons;

  •
  patient recruitment may be slower than expected; and

  •
  patients may drop out of our clinical trials.

        On October 2, 2003, the FDA placed the start of our Phase III pivotal clinical trial of ocinaplon on hold and requested that we produce additional safety information. We cannot assure you that we will be able to provide the necessary information requested by the FDA, or that any information we do provide will be satisfactory to the FDA, or that the FDA will release the hold placed by it on the commencement of our Phase III pivotal clinical trial of ocinaplon. Given the uncertainty surrounding the regulatory and clinical trial process, we may not be able to successfully advance the development of safe, commercially viable products including ocinaplon. If we are unable to successfully develop and commercialize any of our product candidates, this could severely harm our business, impair our ability to generate revenues and adversely impact our stock price.

We may not receive regulatory approvals for our product candidates or approvals may be delayed.

        Regulation by government authorities in the United States and foreign countries is a significant factor in the development, manufacture and commercialization of our product candidates and in our ongoing research and development activities. All our product candidates are in various stages of research and development and we have not yet requested or received regulatory approval to commercialize any product candidate from the FDA or any other regulatory body.

        In particular, human therapeutic products are subject to rigorous preclinical testing, clinical trials and other approval procedures of the FDA and similar regulatory authorities in foreign countries. The FDA regulates, among other things, the development, testing, manufacture, safety, efficacy, record keeping, labeling, storage, approval, advertising, promotion, sale and distribution of biopharmaceutical products. Securing FDA approval requires the submission of extensive preclinical and clinical data and supporting information to the FDA for each therapeutic indication to establish the product candidate's safety and efficacy. The approval process may take many years to complete and may involve ongoing requirements for post-marketing studies. Additionally, even after receipt of FDA approval, the FDA may request additional trials to evaluate any adverse reactions or long-term effects. The scope and expense of such post-approval trials could be extensive and costly to us. Any FDA or other regulatory approval of our product candidates, once obtained, may be withdrawn. If our product candidates are marketed abroad, they will also be subject to extensive regulation by foreign governments.

        Any failure to receive regulatory approvals necessary to commercialize our product candidates would have a material adverse effect on our business. The process of obtaining these approvals and the subsequent compliance with appropriate federal and state statutes and regulations require spending substantial time and financial resources. If we, or our collaborators or licensees, fail to obtain or maintain or encounter delays in obtaining or maintaining regulatory approvals, it could adversely affect the marketing of any product candidates we develop, our ability to receive product or royalty revenues and our liquidity and capital resources.

Our operating results are subject to fluctuations that may cause our stock price to decline.

        Our revenue is unpredictable and has fluctuated significantly from year-to-year and quarter-to-quarter and will likely continue to be highly volatile. We believe that period-to-period comparisons of our past operating results are not good indicators of our future performance and should not be relied on to predict our future results. In the future, our operating results in a particular period may not meet the expectations of any securities analysts whose attention we may attract, or those of our investors, which may result in a decline in the market price of our common stock.

We rely entirely on the efforts of Neurocrine and Pfizer for the development, design and implementation of clinical trials, regulatory approval and commercialization of our insomnia compound, indiplon.

        In 1998, we sublicensed indiplon to Neurocrine without retaining any material rights other than the right to receive milestone payments and royalties on product sales, if any. In December 2002, Neurocrine entered into a development and commercialization agreement with Pfizer Inc. for indiplon. The clinical development, design and implementation of clinical trials, the preparation of filings for FDA approval and, if approved, the subsequent commercialization of indiplon, and all other matters relating to indiplon, are entirely within the control of Neurocrine and Pfizer. We will have no control over the process and, as a result, our ability to receive any revenue from indiplon is entirely dependent on the success of their efforts. Neurocrine and Pfizer may fail or otherwise decide not to devote the resources necessary to successfully develop and commercialize indiplon, which would impair our ability to receive milestone or royalty payments, if any, in respect of indiplon.

Our success in developing our product candidates depends upon the performance of our licensees and collaborative partners.

        Our efforts to develop, obtain regulatory approval for and commercialize our existing and any future product candidates depend in part upon the performance of our licensees and collaborative partners. Currently, we have license and collaborative agreements with Neurocrine, Pfizer and Wyeth. Neurocrine has recently entered into a development and commercialization agreement with Pfizer involving a further sublicense under our agreement with Neurocrine. In connection with certain of these agreements, we have granted certain rights, including development and marketing rights and rights to defend and enforce our intellectual property. We do not have day-to-day control over the activities of our licensees or collaborative partners and cannot assure you that they will fulfill their obligations to us, including their development and commercialization responsibilities in respect of our product candidates. We also cannot assure you that our licensees or collaborators will properly maintain or defend our intellectual property rights or that they will not utilize our proprietary information in such a way as to invite litigation that could jeopardize or potentially invalidate our proprietary information or expose us to potential liability. Further, we cannot assure you that our licensees or collaborators will not encounter conflicts of interest, changes in business strategy or other business issues, or that they will not acquire or develop rights to competing products, all of which could adversely affect their willingness or ability to fulfill their obligations to us.

        From January 1999 until October 21, 2003, Elan and we were engaged in developing controlled release formulations of bicifadine and ocinaplon pursuant to our joint venture. Effective January 1, 2003, Elan no longer funded its pro rata portion of the joint venture's expenses and, on October 21, 2003, we acquired from Elan 100% ownership of Nascime Limited, the joint venture's operating subsidiary, and the product candidates bicifadine and ocinaplon. This acquisition ended our involvement with Elan in the nearly five-year joint venture. If we decide to retain Elan to provide additional development and manufacturing services, we and Elan will negotiate appropriate terms under a new agreement. In March 2003, we and Biovail terminated our collaboration for DOV diltiazem.

        Any failure on the part of our licensees or collaborators to perform or satisfy their obligations to us could lead to delays in the development or commercialization of our product candidates and affect our ability to realize product revenues. Disagreements with our licensees or collaborators could require or result in litigation or arbitration, which could be time-consuming and expensive. If we fail to maintain our existing agreements or establish new agreements as necessary, we could be required to undertake development, manufacturing and commercialization activities solely at our own expense. This would significantly increase our capital requirements and may also delay the commercialization of our product candidates.

Our existing collaborative and licensing agreements contain, and any such agreements that we may enter into in the future may contain, covenants that restrict our product development and commercialization activities.

        Our existing license and collaborative agreements contain covenants that restrict our product development or future business efforts and have involved, among other things, limitations on our ability to license our product candidates to third parties and restrictions on our ability to compete. Because of these restrictive covenants, if our licensees or collaborators fail to fulfill their obligations to us or we are otherwise not able to maintain these relationships, we cannot assure you that we will be able to enter into alternative arrangements or assume the development of these product candidates ourselves. This would significantly affect our ability to commercialize our product candidates. Further, we cannot assure you, even if alternative arrangements are available to us, that they will be any less restrictive on our business activities.

If we are unable to create sales, marketing and distribution capabilities, or enter into agreements with third parties to perform these functions, we will not be able to commercialize our product candidates.

        We do not have any sales, marketing or distribution capabilities. In order to commercialize our product candidates, if any are approved, we must either acquire or internally develop sales, marketing and distribution capabilities or make arrangements with third parties to perform these services for us. If we obtain FDA approval for our existing product candidates, we intend to rely on relationships with one or more pharmaceutical companies or other third parties with established distribution systems and direct sales forces to market our product candidates. If we decide to market any of our product candidates directly, we must either acquire or internally develop a marketing and sales force with technical expertise and with supporting distribution capabilities. The acquisition or development of a sales and distribution infrastructure would require substantial resources, which may divert the attention of our management and key personnel, and negatively impact our product development efforts. Moreover, we may not be able to establish in-house sales and distribution capabilities or relationships with third parties. To the extent we enter into licensing agreements without, and do not exercise co-promotion rights, our product revenues are likely to be lower than if we directly marketed and sold our product candidates, and any revenue we receive will depend upon the efforts of third parties, which may not be successful.

If we cannot raise additional funding, we may be unable to complete development of our product candidates.

        At June 30, 2003, we had cash and cash equivalents and marketable securities of $54.2 million. We raised $15.0 million in July 2003, in connection with the private placement of common stock and warrants to a group of funds managed by OrbiMed Advisors, LLC. We currently have no commitments or arrangements for any financing. We believe that our existing cash and cash equivalents will be sufficient to fund our anticipated operating expenses, debt obligations and capital requirements until at least the end of 2004. We believe that we may require additional funding to continue our research and development programs, including preclinical testing and clinical trials of our product candidates, for operating expenses, and to pursue regulatory approvals for our product candidates. Lack of funding could adversely affect our ability to pursue our business. We cannot assure you that financing will be available when needed on terms acceptable to us, if at all. We may continue to seek additional capital through public or private financing or collaborative agreements. If adequate funds are not available, we may be required to curtail significantly or eliminate or defer one or more of our product development programs.

The success of our business depends upon the members of our senior management team, our scientific staff and our ability to continue to attract and retain qualified scientific, technical and business personnel.

        We are dependent on the members of our senior management team, in particular, our Chief Executive Officer, Dr. Arnold Lippa, our President, Dr. Bernard Beer and our Senior Vice President and Chief Scientific Officer, Dr. Phil Skolnick, for our business success. Moreover, because of the specialized scientific and technical nature of our business, we are also highly dependent upon our scientific staff, the members of our scientific advisory board and our continued ability to attract and retain qualified scientific, technical and business development personnel. Drs. Lippa and Beer each hold a substantial amount of vested common stock not subject to repurchase in the event of termination. We do not carry key man life insurance on the lives of any of our key personnel. There is intense competition for human resources, including management in the scientific fields in which we operate and there can be no assurance that we will be able to attract and retain qualified personnel necessary for the successful development of our product candidates, and any expansion into areas and activities requiring additional expertise. In addition, there can be no assurance that such personnel or resources will be available when needed. The loss of the services of Drs. Lippa, Beer or Skolnick, or other key personnel, could severely harm our business.

Because some of our patents with respect to certain of our product candidates have expired or will expire in the near term, we may be required to rely solely on the Hatch-Waxman Act for market exclusivity.

        A number of patents that we licensed from Wyeth have expired, including the patent that provides protection for the use of DOV 216,303 for the treatment of depression and the use of bicifadine for the treatment of pain. In addition, our patent covering ocinaplon expired in June 2003. Patents protecting intermediates useful in the manufacture of ocinaplon are due to expire in 2007. The numerous patent applications pending and others in preparation covering our compounds, even if approved, may not afford us adequate protection against generic versions of our product candidates or other competitive products. In the event we achieve regulatory approval to market any of our product candidates, including bicifadine, DOV 216,303 or ocinaplon, and we are unable to obtain adequate patent protection for the ultimate marketed product, we will be required to rely to a greater extent on the Hatch-Waxman Act, and applicable foreign legislation, to achieve market exclusivity. The Hatch-Waxman Act generally provides for marketing exclusivity to the first applicant to gain approval for a particular drug by prohibiting filing of an abbreviated new drug application, or ANDA, by a generic competitor for up to five years after the drug is first approved. The Hatch-Waxman Act, however, also accelerates the approval process for generic competitors using the same active ingredients once the period of statutory exclusivity has expired. It may also in practice encourage more aggressive legal challenges to the patents protecting approved drugs. In addition, because some of our patents have expired, third parties may develop competing product candidates using our product compounds and if they obtain regulatory approval for those products before we do, we would be barred from seeking an ANDA for those products under the Hatch-Waxman Act for the applicable statutory exclusivity period.

Our business activities require compliance with environmental laws, which if violated could result in significant fines and work stoppage.

        Our research and development programs, and the manufacturing operations and disposal procedures of our contractors and collaborators, are affected by federal, state, local and foreign environmental laws. Although we intend to comply with applicable environmental laws, our contractors and collaborators may not comply with these laws. Failure to comply with environmental laws could result in significant fines and work stoppage, and may harm our business.

We intend to pursue a rapid growth strategy, which could give rise to difficulties in managing and successfully implementing such growth.

        Our company was formed in April 1995 and, consequently, we have a relatively limited operating history. As of October 9, 2003, we employed 36 full-time employees and two part-time employees, and we have numerous product candidates in various stages of development. We intend to pursue a strategy of growth, both with regard to infrastructure and personnel, and will seek to aggressively develop our current product candidates and to acquire new product candidates. In the event of rapid growth in our operations, we will need to hire additional personnel, some of whom, due to the specialized scientific and technical nature of our business, must possess advanced degrees, be highly skilled and have many years of experience. We may be unable to attract and retain the necessary qualified personnel, or such personnel may not be available when needed, to successfully meet our growth needs. We cannot assure you that we will be able to obtain the personnel needed to achieve such growth or that we will be able to obtain and maintain all regulatory approvals or employ the best personnel to ensure compliance with all applicable laws, regulations and licensing requirements that may be necessary as a result of such growth.

Our bylaws require us to indemnify our officers and directors to the fullest extent permitted by law, which may obligate us to make substantial payments and in some instances payments in advance of judicial resolution of entitlement.

        Our bylaws require that we indemnify our directors, officers and scientific advisory board members, and permit us to indemnify our other employees and agents, to the fullest extent permitted by the Delaware corporate law. This could require us, with some legally prescribed exceptions, to indemnify our directors, officers and scientific advisory board members against any and all expenses, judgments, penalties, fines and amounts reasonably paid in defense or settlement in connection with an action, suit or proceeding relating to their association with us. For directors, our bylaws require us to pay in advance of final disposition all expenses including attorneys' fees incurred by them in connection with any action, suit or proceeding relating to their status or actions as directors. Advance payment of legal expenses is discretionary for officers, scientific advisory board members and other employees or agents. We may make these advance payments provided that they are preceded or accompanied by an undertaking on behalf of the indemnified party to repay all advances if it is ultimately determined that he or she is not entitled to be indemnified by us. Accordingly, we may incur expenses to meet these indemnification obligations, including expenses that in hindsight are not qualified for reimbursement and possibly not subject to recovery as a practical matter.

Provisions of Delaware law, our charter and by-laws and our stockholders rights plan may make a takeover more difficult.

        Provisions of our certificate of incorporation and by-laws and in the Delaware corporate law may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management and board of directors. Moreover, our stockholders rights plan, adopted in October 2002, commonly called a poison pill, empowers our board of directors to delay or negotiate, and thereby possibly to thwart, any tender or takeover attempt the board of directors opposes. Public stockholders who might desire to participate in such a transaction may not have an opportunity to do so. We also have a staggered board of directors that makes it difficult for stockholders to change the composition of our board of directors in any one year. These anti-takeover provisions could substantially impede the ability of public stockholders to change our management and board of directors.

Risks Related to our Industry

We face intense competition and if we are unable to compete effectively, the demand for our products, if any, may be reduced.

        The pharmaceutical industry is highly competitive and marked by a number of established, large pharmaceutical companies, as well as smaller emerging companies, whose activities are directly focused on our target markets and areas of expertise. We face and will continue to face competition in the discovery, in-licensing, development and commercialization of our product candidates, which could severely impact our ability to generate revenue or achieve significant market acceptance of our product candidates. Furthermore, new developments, including the development of other drug technologies and methods of preventing the incidence of disease, occur in the pharmaceutical industry at a rapid pace. These developments may render our product candidates or technologies obsolete or noncompetitive. We are focused on developing product candidates for the treatment of central nervous system, cardiovascular and urological disorders, and we have a number of competitors. If one or more of their products or programs are successful, the market for our product candidates may be reduced or eliminated. Compared to us, many of our competitors and potential competitors have substantially greater:

  •
  capital resources;

  •
  research and development resources, including personnel and technology;

  •
  regulatory experience;

  •
  preclinical study and clinical testing experience; and

  •
  manufacturing, distribution and marketing experience.

        As a result of these factors, our competitors may obtain regulatory approval of their products more rapidly than we. Our competitors may obtain patent protection or other intellectual property rights that limit our ability to develop or commercialize our product candidates or technologies. Our competitors may also develop drugs that are more effective, useful and less costly than ours and may also be more successful than we and our collaborators or licensees in manufacturing and marketing their products.

If we are unable to protect our intellectual property, our competitors could develop and market products based on our discoveries, which may reduce demand for our product candidates.

        To a substantial degree, our success will depend on the following intellectual property achievements:

  •
  our ability to obtain patent protection for our proprietary technologies and product candidates, as well as our ability to preserve our trade secrets;

  •
  the ability of our collaborators and licensees to obtain patent protection for their proprietary technologies and product candidates covered by our agreements, as well as their ability to preserve related trade secrets; and

  •
  our ability to prevent third parties from infringing upon our proprietary rights, as well as the ability of our collaborators and licensees to accomplish the same.

        Because of the substantial length of time and expense associated with bringing new products through the development and regulatory approval processes in order to reach the marketplace, the pharmaceutical industry places considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. Accordingly, we, either alone or together with our collaborators or licensees, intend to seek and enhance patent protection for our proprietary technologies and product candidates. The risk exists, however, that these patents may be unobtainable and that the breadth of the claims in a patent, if obtained, may not provide adequate protection of our, or our collaborators' or licensees', proprietary technologies or product candidates. We also rely upon unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation to develop and maintain our competitive position, which we seek to protect, in part, by confidentiality agreements with our collaborators, licensees, employees and consultants. We also have confidentiality and invention or patent assignment agreements with our employees and some of, but not all, our collaborators and consultants. If our employees, collaborators or consultants breach these agreements, we may not have adequate remedies for any such breach, and our trade secrets may otherwise become known to or independently discovered by our competitors.

        In addition, although we own or otherwise have certain rights to a number of patents, the issuance of a patent is not conclusive as to its validity or enforceability, and third parties may challenge the validity or enforceability of our patents or the patents of our collaborators or licensees. We cannot assure you how much protection, if any, will be given to our patents if we attempt to enforce them or if they are challenged in court or in other proceedings. It is possible that a competitor may successfully challenge our patents, or the patents of our collaborators or licensees, or that challenges will result in elimination of patent claims and therefore limitations of coverage. Moreover, competitors may infringe our patents or the patents of our collaborators or licensees. To prevent infringement or unauthorized use, we may be required to file infringement claims, which are expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the ground that our patents do not cover its technology. In addition, interference proceedings brought by the United States Patent and Trademark Office may be necessary to determine the priority of inventions with respect to our patent applications or those of our collaborators or licensees. Litigation or interference proceedings may fail and, even if successful, may result in substantial costs and be a distraction to management. We cannot assure you that we, or our collaborators or licensees, will be able to prevent misappropriation of our respective proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the United States.

The intellectual property of our competitors or other third parties may prevent us from developing or commercializing our product candidates.

        Our product candidates and the technologies we use in our research may inadvertently infringe the patents or violate the proprietary rights of third parties. In addition, other parties conduct their research and development efforts in segments where we, or our collaborators or licensees, focus research and development activities. We cannot assure you that third parties will not assert patent or other intellectual property infringement claims against us, or our collaborators or licensees, with respect to technologies used in potential product candidates. Any claims that might be brought against us relating to infringement of patents may cause us to incur significant expenses and, if successfully asserted against us, may cause us to pay substantial damages. Even if we were to prevail, any litigation could be costly and time-consuming and could divert the attention of our management and key personnel from our business operations. In addition, any patent claims brought against our collaborators or licensees could affect their ability to carry out their obligations to us. Furthermore, as a result of a patent infringement suit brought against us, or our collaborators or licensees, the development, manufacture or potential sale of product candidates claimed to infringe a third party's intellectual property may have to stop or be delayed, unless that party is willing to grant certain rights to use its intellectual property. In such cases, we may be required to obtain licenses to patents or proprietary rights of others in order to continue to commercialize our product candidates. We may not, however, be able to obtain any licenses required under any patents or proprietary rights of third parties on acceptable terms, or at all. Even if we, or our collaborators or licensees, were able to obtain rights to a third party's intellectual property, these rights may be non-exclusive, thereby giving our competitors potential access to the same intellectual property. Ultimately, we may be unable to commercialize some of our potential products or may have to cease some of our business operations as a result of patent infringement claims, which could severely harm our business.

Our ability to receive royalties and profits from product sales depends in part upon the availability of reimbursement for the use of our products from third-party payors, for which we may or may not qualify.

        Our royalties or profits will be heavily dependent upon the availability of reimbursement for the use of our products from third-party health care payors, both in the United States and in foreign markets. The health care industry and these third-party payors are experiencing a trend toward containing or reducing the costs of health care through various means, including lowering reimbursement rates and negotiating reduced payment schedules with service providers for drug products. These cost containment efforts could adversely affect the market acceptance of our product candidates and may also harm our business. There can be no assurance that we will be able to offset any of or all the payment reductions that may occur. Reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor's determination that use of a product is:

  •
  safe, effective and medically necessary;

  •
  appropriate for the specific patient;

  •
  cost-effective; and

  •
  neither experimental nor investigational.

        Reimbursement approval is required from each third-party payor individually, and seeking this approval is a time-consuming and costly process. Third-party payors may require cost-benefit analysis data from us in order to demonstrate the cost-effectiveness of any product we might bring to market. We cannot assure you that we will be able to provide data sufficient to gain acceptance with respect to reimbursement. There also exists substantial uncertainty concerning third-party reimbursement for the use of any drug product incorporating new technology. We cannot assure you that third-party reimbursement will be available for our product candidates utilizing new technology, or that any reimbursement authorization, if obtained, will be adequate.

We face potential product liability exposure, and if successful claims are brought against us, we may incur substantial liability for a product and may have to limit its commercialization.

        The use of our product candidates in clinical trials and the sale of any approved products may expose us to a substantial risk of product liability claims and the adverse publicity resulting from such claims. These claims might be brought against us by study participants or, once a drug has received regulatory approval and is marketed, by consumers, health care providers, pharmaceutical companies or others selling our products. If we cannot successfully defend ourselves against these claims, we may incur substantial losses or expenses, or be required to limit the commercialization of our product candidates. We have obtained limited product liability insurance coverage for our clinical trials in the amount of $3.0 million per occurrence and $3.0 million in the aggregate. Our insurance coverage, however, may not reimburse us or may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. We intend to expand our insurance coverage to include the sale of commercial products if we obtain marketing approval for our product candidates in development, but we may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. A successful product liability claim or series of claims brought against us would decrease our cash and could cause our stock price to fall.

Risks Related to this Offering

Our stock price is likely to be volatile and the market price of our common stock after this offering may drop below the price you pay.

        Prior to our April 24, 2002 initial public offering of 5,000,000 shares of our common stock, there had been no public market for our common stock and an active public market for our common stock may cease at any time. Market prices for securities of biopharmaceutical companies have been particularly volatile. In particular, our stock price experienced a substantial decline after our initial public offering and, in the past 12 months, the market price for our common stock has ranged from a low of $4.17 to a high of $18.78 per share. Some of the factors that may cause the market price of our common stock to fluctuate include:

  •
  results of clinical trials conducted by us or on our behalf, or by our competitors;

  •
  business or legal developments concerning our collaborators or licensees, including Pfizer and Neurocrine;

  •
  regulatory developments in the United States and foreign countries;

  •
  developments or disputes concerning patents or other proprietary rights;

  •
  changes in estimates or recommendations by securities analysts;

  •
  public concern over our drugs;

  •
  litigation;

  •
  future sales of our common stock;

  •
  general market conditions;

  •
  changes in the structure of health care payment systems;

  •
  failure of any of our product candidates, if approved, to achieve commercial success;

  •
  economic and other external factors or other disasters or crises; and

  •
  period-to-period fluctuations in our financial results.

        If any of the foregoing risks occur, our stock price could fall and expose us to class action lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management. In this regard, following a decline in the aftermarket trading price of our common stock in connection with our initial public offering, beginning on April 30, 2002, a number of class action lawsuits were filed naming us as defendants, in addition to certain of our officers and directors and certain of our underwriters. On December 20, 2002, we entered into a settlement agreement, which was approved by the court on April 16, 2003, to settle these lawsuits. The settlement includes all defendants and covers as a class all those who purchased our common stock in or traceable to our initial public offering through December 20, 2002 and suffered damages. Pursuant to the settlement agreement, we have paid the class members (inclusive of their attorneys' fees and costs) $250,000 in cash and issued them six-year warrants to purchase 500,000 shares of our commmon stock with an exercise price of $10.00 per share. Upon issuance, we determined the value of the warrants to be $2.2 million.

The general business climate is uncertain and we do not know how this will impact our business or our stock price.

        In the very recent past, there have been dramatic changes in economic conditions and the general business climate has been negatively impacted. The United States economy has experienced a significant downturn and has not recovered fully from the recent recession. Compounding the general unease about the current business climate are the still unknown economic and political impacts, long-term, of the September 11, 2001 terrorist attack and hostilities in Iraq, Afghanistan and elsewhere. We are unable to predict how any of these factors may affect our business or stock price.

The ability of our stockholders to control our policies and effect a change of control of our company is limited, which may not be in your best interests.

        There are provisions in our certificate of incorporation and by-laws that may discourage a third party from making a proposal to acquire us, even if some of our stockholders might consider the proposal to be in their best interests. Our stockholder rights plan adopted in October 2002, and commonly called a poison pill, has such provisions. Under the poison pill, our certificate of incorporation empowers our board of directors to delay or negotiate, and thereby possibly thwart, any tender or takeover attempt the board of directors opposes, which could further impede a third party from pursuing a tender offer, change in control or takeover attempt. Moreover, our certificate of incorporation provides for three classes of directors with the term of office of one class expiring each year, commonly referred to as a staggered board. By preventing stockholders from voting on the election of more than one class of directors at any annual meeting of stockholders, this provision may have the effect of keeping the current members of our board of directors in control for a longer period of time than stockholders may desire. Additionally, we are subject to Section 203 of the Delaware General Corporation Law, which, in general, imposes restrictions upon acquirors of 15% or more of our stock.

Because we do not intend to pay dividends, you will benefit from an investment in our common stock only if it appreciates in value.

        We currently intend to retain our future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future. As a result, the success of your investment in our common stock will depend entirely upon any future appreciation. There is no guarantee that our common stock will appreciate in value after the offering or even maintain the price at which you purchased your shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended, including statements regarding our expectations with respect to the progress of and level of expenses for our clinical trial programs. You can also identify forward-looking statements by the following words: "may," "will," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue" or the negative of these terms or other comparable terminology. We caution you that forward-looking statements are inherently uncertain and are simply point-in-time estimates based on a combination of facts and factors currently known by us about which we cannot be certain or even relatively confident. Actual results or events will surely differ and may differ materially from our forward-looking statements as a result of many factors, some of which we may not be able to predict or may not be within our control. Such factors may also materially adversely affect our ability to achieve our objectives and to successfully develop and commercialize our product candidates, including our ability to:

  •
  demonstrate the safety and efficacy of our product candidates at each stage of development;

  •
  meet our development schedule for our product candidates, including with respect to clinical trial initiation, enrollment and completion;

  •
  meet applicable regulatory standards and receive required regulatory approvals on our anticipated time schedule or at all;

  •
  meet obligations and achieve milestones under our license and other agreements;

  •
  obtain and maintain collaborations as required with pharmaceutical partners;

  •
  obtain substantial additional funds;

  •
  obtain and maintain all necessary patents, licenses and other intellectual property rights; and

  •
  produce drug candidates in commercial quantities at reasonable costs and compete successfully against other products and companies.

        You should read this prospectus completely, including the Risk Factors beginning on page 6 of this prospectus. We qualify all our forward-looking statements by these cautionary statements. There may also be other factors that may materially affect our forward-looking statements and our future results. As a result of the foregoing, readers should not place undue reliance on our forward-looking statements. We do not undertake any obligation and do not intend to update any forward-looking statement.

THE SELLING STOCKHOLDER

        The following table sets forth the number of shares of common stock beneficially owned by CIBC as of July 2, 2003, the number of shares of common stock covered by this prospectus and the total number of shares of common stock that CIBC will beneficially own upon completion of this offering. This table assumes that CIBC will offer for sale all the shares of common stock covered by this prospectus. On October 1, 2002, we engaged CIBC to assist us in implementing a shareholder rights plan. This engagement ended on October 1, 2003. In addition, on January 3, 2003, we engaged CIBC to act as our exclusive financial advisor in connection with certain financial and strategic transactions related to our business and involving certain parties. This engagement will terminate upon the earlier to occur of the closing of a transaction, January 3, 2004, or 30 days from the date that either we or CIBC receive a written notice of termination from the other. Other than acting as lead underwriter in our April 24, 2002 initial public offering and as our advisor with regard to those matters referenced in the October 1, 2002 and January 3, 2003 letters, CIBC has had no other material relationship with us during the past three years.

        The amounts set forth below are based upon information provided to us by representatives of CIBC, or otherwise disclosed by CIBC in its filings with the Securities and Exchange Commission on Schedule 13G, as of July 2, 2003, and are accurate to the best of our knowledge. It is possible, however, that CIBC may acquire or dispose of additional shares of common stock from time to time after the date of this prospectus.

Name	Common Stock Beneficially Owned as of July 2, 2003	Percentage of All Common Stock Owned Before Offering(2)	Common Stock Offered Hereby	Common Stock to be Owned After Offering(3)	Percentage of All Common Stock Owned After Offering
CIBC World Markets Corp.(1)	1,511,670	9.25%	1,511,670	—	—
Total	1,511,670	9.25	1,511,670	—	—

(1)
CIBC World Markets Corp. is an indirect wholly-owned subsdiary of Canadian Imperial Bank of Commerce, who may be deemed to be the beneficial owner of the shares.

(2)
Based upon 16,336,673 outstanding shares of common stock as of July 2, 2003.

(3)
Assumes that CIBC will sell all shares of common stock offered by it under this prospectus.

USE OF PROCEEDS

        This prospectus relates to the offer and sale by CIBC of 1,511,670 shares of our common stock. These 1,511,670 shares are held for investment purposes by CIBC, the lead underwriter in our April 2002 initial public offering. Because we already received the proceeds from the sale of these shares at the time of our initial public offering, we will not receive any proceeds from the sale of the shares by CIBC.

DIVIDEND POLICY

        We have never declared or paid any dividends on our common stock. We currently intend to retain our future earnings, if any, to finance the expansion of our business and do not expect to pay any dividends in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion, and restrictions imposed by lenders, if any.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

        Our common stock is traded on the Nasdaq National Market under the symbol DOVP.

        The following table sets forth the high and low sales prices for our common stock, as quoted on the Nasdaq National Market, for each quarter since our initial public offering on April 24, 2002. The purchase price to underwriters on that date was $13.00.

Year 2002	High	Low
Second Quarter (since April 25, 2002)	$12.00	$3.89
Third Quarter	$4.67	$3.29
Fourth Quarter	$7.30	$3.70
Year 2003
First Quarter	$6.90	$5.10
Second Quarter	11.76	5.64
Third Quarter	18.78	10.59
Fourth Quarter (through October 27, 2003)	17.95	12.75

        As of August 28, 2003, there were approximately 37 stockholders of record of our common stock. We cannot estimate with any confidence how many beneficial owners are represented by the stockholders of record. We have not paid any cash dividends on our common stock since inception and do not anticipate paying cash dividends in the foreseeable future.

CAPITALIZATION

        The following table describes our capitalization as of June 30, 2003.

        You should read this table in conjunction with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus.

As of June 30, 2003
(in thousands)
Long-term debt, net of current maturities	$14,333
Series B convertible preferred stock, $1.00 par value per share; 354,643 shares authorized, issued and outstanding	355
Undesignated preferred stock, $1.00 par value per share; 6,550,357 shares authorized, no shares issued and outstanding	—
Common stock, $0.0001 par value per share; 60,000,000 shares authorized and 14,901,981 shares issued and outstanding	1
Additional paid-in capital	86,030
Accumulated deficit	(48,011)
Accumulated other comprehensive loss	(3)
Unearned compensation	(119)

Total stockholders' equity	38,253

Total capitalization	$52,586

        The preceding table excludes:

  •
  up to 3,746,432 shares of common stock issuable upon conversion of the outstanding principal balance and accrued unpaid interest of the Elan convertible promissory note and the Elan convertible line of credit promissory note as of June 30, 2003;

  •
  2,546,349 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2003;

  •
  705,896 shares of common stock available for future grant under our stock option plans as of June 30, 2003;

  •
  1,100,967 shares of common stock issuable upon exercise of warrants outstanding as of June 30, 2003; and

  •
  1,428,571 shares of common stock and warrants to purchase 392,857 shares of common stock issued to a group of funds managed by Orbimed Advisors, LLC, pursuant to a private placement that we concluded on July 2, 2003.

SELECTED FINANCIAL DATA

        The following selected financial data should be read in conjunction with our financial statements and related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial data included elsewhere in this prospectus.

        The following tables present selected financial data at and for the years ended December 31, 1998, 1999, 2000, 2001 and 2002. The statement of operations data for the years ended December 31, 2000, 2001 and 2002, and the balance sheet data at December 31, 2001 and 2002, have been derived from our audited financial statements included elsewhere in this prospectus. The balance sheet data at December 31, 1999 and 2000, and the statements of operations data for the year ended December 31, 1999, have been derived from our audited financial statements not included in this prospectus. The statement of operations data for the year ended December 31, 1998 and the balance sheet data at December 31, 1998 have been derived from our unaudited financial statements not included in this prospectus. The unaudited consolidated financial statements for the six-month periods have been prepared on a basis consistent with our audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our consolidated financial position and consolidated results of operations for these periods. The consolidated results of operations for the six months ended June 30, 2003 are not necessarily indicative of the results that may be reported in the future. The historical results are not necessarily indicative of future results.

	Years Ended December 31,					Six Months Ended June 30,
	1998	1999	2000	2001	2002	2002	2003
	(in thousands, except per share data)
						(unaudited)
Statement of Operations Data:
Revenue	$83	$—	$—	$5,711	$2,390	$1,344	$2,968
Operating expenses:
Royalty and licensing expense	—	—	—	1,111	—	—	1,000
General and administrative expense	253	1,019	1,348	2,343	3,903	1,986	2,505
Research and development expense	538	1,723	2,640	5,525	10,311	4,602	7,366

Loss from operations	(708)	(2,742)	(3,988)	(3,268)	(11,824)	(5,244)	(7,903)
Loss in investment in DOV Bermuda	—	(8,443)	(1,318)	(1,434)	(1,017)	(509)	—
Interest income	—	50	223	366	1,067	281	436
Interest expense	(4)	(581)	(852)	(1,491)	(2,017)	(1,385)	(1,007)
Other income (expense), net	5	—	—	423	(3,029)	(810)	1,128

Net loss	(707)	(11,716)	(5,935)	(5,404)	(16,820)	$(7,667)	$(7,346)
Deemed dividend on conversion of series A preferred	—	(12)	—	—	—	—	—
Deemed dividend on issuance of series B preferred	—	(125)	—	—	—	—	—
Deemed dividend on issuance of series C preferred	—	—	(49)	—	—	—	—
Deemed dividend on issuance of series D preferred	—	—	—	(97)	—	—	—

Net loss attributable to common stockholders	$(707)	$(11,853)	$(5,984)	$(5,501)	$(16,820)	$(7,667)	$(7,346)

Basic and diluted net loss per share	$(0.17)	$(2.46)	$(1.23)	$(1.12)	$(1.47)	$(0.91)	$(0.50)

Weighted average shares used in computing basic and diluted net loss per share	4,179,600	4,826,540	4,877,496	4,894,138	11,440,731	8,418,142	14,577,931
	As of December 31,					As of June 30,
	1998	1999	2000	2001	2002	2003
	(in thousands)					(unaudited)
Balance Sheet Data:
Cash and cash equivalents and marketable securities	$97	$1,060	$4,338	$13,652	$60,346	$54,211
Working capital	(344)	643	3,237	11,831	54,114	52,050
Total assets	210	1,790	5,550	18,080	66,150	56,152
Long-term debt	—	9,906	11,866	12,796	13,800	14,333
Redeemable preferred stock	440	—	6,021	14,838	—	—
Accumulated deficit	(790)	(12,506)	(18,440)	(23,845)	(40,665)	(48,011)
Total stockholders' (deficit) equity	(674)	(8,894)	(14,022)	(18,036)	40,759	38,253

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read this discussion together with our financial statements and related notes and other financial information included in this prospectus.

Overview

        We are focused on the discovery, in-licensing, development and commercialization of novel drug candidates for the treatment of CNS and other disorders, including cardiovascular and urological, that involve alterations in neuronal processing. In 1998, we licensed four of our product candidates from Wyeth: indiplon, for the treatment of insomnia, bicifadine, for the treatment of pain, ocinaplon, for the treatment of anxiety, and DOV 216,303, for the treatment of depression.

        In 1998, we sublicensed indiplon to Neurocrine in exchange for the right to receive payments upon the achievement of certain clinical development milestones and royalties based on product sales, if any. Neurocrine has subsequently entered into a development and commercialization agreement with Pfizer regarding indiplon.

        In January 1999, Elan and we established a joint venture to develop controlled release formulations of bicifadine and ocinaplon. On October 21, 2003, we entered into a agreement with Elan to acquire 100% ownership of Nascime Limited, the joint venture's operating company, formed by Elan and us in January 1999 to develop bicifadine and ocinaplon. In connection with the acquisition, we paid $5.0 million to a subsidiary of Elan in respect of its 17% equity stake in the joint venture. Elan granted to the operating company a non-exclusive, royalty free, perpetual, worldwide license to make and sell the two product candidates in controlled release formulations using the Elan intellectual property licensed to the joint venture, including that developed during the venture. In connection with the license grant, Elan will be entitled to receive up to an aggregate of $3.0 million when the products are licensed or come to market. This acquisition ends Elan's involvement in the nearly five-year joint venture established to develop controlled release formulations of ocinaplon and bicifadine. The acquisition by us of Nascime Limited and the product candidates, bicifadine and ocinaplon, relate to early stage technology that, in our opinion, has not yet reached technological feasibility, as the products will ultimately require regulatory approval prior to commercialization. In that regard, we anticipate that the majority of the $5.0 million purchase price, if not the entire amount, will be expensed as in-process research and development in the fourth quarter of 2003.

        On October 2, 2003, the FDA placed the start of our Phase III pivotal clinical trial of ocinaplon, our anti-anxiety product candidate, on hold and requested that we produce additional safety information. We intend to diligently assemble the necessary information in accordance with FDA comments and communicate further with the FDA as soon as reasonably practicable.

        In January 2001, Biovail and we entered into a license, research and development agreement to develop, manufacture and market DOV diltiazem for the treatment of angina and hypertension. Through January 2003, DOV diltiazem was being jointly developed through the collaborative arrangement. On March 28 2003, we entered into a separation agreement with Biovail that provided for the return of our December 2000 patent for the immediate release and controlled release formulations of diltiazem and termination of the 2001 exclusive license agreement with Biovail for the development of DOV diltiazem.

        Since our inception, we have incurred significant operating losses and we expect to do so for the foreseeable future. As of June 30, 2003, we had an accumulated deficit of $48.0 million. We have depended upon equity and debt financings and license fee and milestone payments from our collaborative partners and licensees to fund our research and product development programs and expect to do so for the foreseeable future.

        We have a relatively limited history of operations and anticipate that our quarterly results of operations will fluctuate for several reasons, including the timing and extent of research and development efforts including collaborative partner arrangements, the timing and extent of adding new employees and infrastructure, the timing of milestone, license fee and royalty payments and the timing and outcome of regulatory approvals.

        Our revenue has consisted primarily of license fees and milestone payments from our collaborative partners and licensees. We record revenue on an accrual basis when amounts are considered collectible. Revenue received in advance of discharge of performance obligations, or in cases where we have a continuing obligation to perform services, is deferred and amortized over the performance period, which we estimate to be the development period. Revenue from milestone payments that represent the culmination of a separate earnings process are recorded when the milestone is achieved. Contract revenue is recorded as the services are performed. License and milestone revenue are typically not consistent or recurring in nature. Our revenue has fluctuated from year-to-year and quarter-to-quarter and this will likely continue.

        Our operating expenses consist primarily of costs associated with research and development and general and administrative costs associated with our operations and royalty expense. Research and development expense consists primarily of compensation and other related costs of our personnel dedicated to research and development activities, as well as outside clinical trial expenses and professional fees related to clinical trials, toxicology studies and preclinical studies. Research and development expense also includes our expenses related to development activities of DOV Bermuda. General and administrative expense consists primarily of the costs of our senior management, finance and administrative staff, business insurance, professional fees and costs associated with being a public reporting entity. Royalty and license expense consists of milestone payments accrued under our license agreement with Wyeth and the license payment to Biovail.

        We expect research and development expense to increase substantially in the foreseeable future. We expect that a large percentage of this will be incurred in support of our clinical trial programs and toxicology studies for bicifadine, DOV 216,303, DOV 21,947, DOV diltiazem and, subject to the FDA's releasing its clinical hold placed upon of our planned phase III clinical trial, ocinaplon, as well as product candidates in our preclinical program if they progress into clinical trials.

        In January 1999, we entered into a joint venture with Elan. As part of the transaction, we formed DOV Bermuda to develop controlled release formulations of ocinaplon and bicifadine. As of January 1, 2003, we owned 80.1% of the outstanding common stock of DOV Bermuda. However, Elan had retained significant minority investor rights that were treated as "participating rights" as defined in Emerging Issues Task Force Consensus, or EITF, No. 96-16 "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights." Therefore, prior to December 31, 2002, we did not consolidate the financial statements of DOV Bermuda, but instead accounted for our investment in DOV Bermuda under the equity method of accounting. We recorded our 80.1% interest in the loss in DOV Bermuda as research and development expense for the portion of the research and development expense incurred by us on behalf of DOV Bermuda and as Loss in Investment in DOV Bermuda for our 80.1% interest in the remaining loss of DOV Bermuda, including that attributable to research and development expense of Elan. As Elan's rights to participate in the management of the joint venture expired as of January 2003, we have consolidated 100% of the results of DOV Bermuda as of January 1, 2003. Additionally, since Elan has informed us that they are no longer funding DOV Bermuda, we are recording 100% of the loss of DOV Bermuda effective January 1, 2003. After funding the first and second quarter of 2003 loss, our equity ownership in the joint venture increased to 83.0% from 80.1%. On October 21, 2003, we acquired from Elan 100% ownership of Nascime Limited, the joint venture's operating subsidiary, and the product candidates bicifadine and ocinaplon, ending our nearly five-year joint venture with Elan. We are determined to pursue the further development of controlled release formulations of these product candidates.

        Elan loaned us $8.0 million in the form of a 7% convertible promissory note to fund our investment in DOV Bermuda. Elan has the right to convert the outstanding principal amount of this note at any time, together with accrued unpaid interest, into shares of our common stock at $3.98 per share. Prior to our March 24, 2003 agreement with Elan, it could have exchanged the principal portion of the note for an additional equity interest in DOV Bermuda such that our equity interests would be equal. Through March 24, 2003, we have accounted for this exchange feature in accordance with EITF 86-28 "Accounting Implications of Indexed Debt Instruments." This requires us to record an additional liability for this feature if the value of the interest Elan can obtain in the joint venture is more than the principal amount of the note. Since we issued this note to Elan, this feature has not resulted in any additional interest expense and, as described below, in March 2003, the exchange feature of the note was eliminated. To the extent Elan has not converted the note, the unpaid principal and accrued interest are due and payable on January 20, 2005.

        On March 24, 2003, we entered into an agreement with Elan to amend the convertible exchangeable note originally issued by us to EIS in January 1999 to eliminate the exchange right feature of this note. All other significant terms of the note remain unchanged. In connection with this amendment, EIS received warrants to purchase 75,000 shares of our common stock at an exercise price of $10.00 per share. These warrants expire on January 21, 2006. As of March 24, 2003, we determined the fair value of the warrants at $164,000. In accordance with the agreement, we now refer to the note as the convertible promissory note and the other note issued by us to Elan, previously called the convertible promissory note, is now called the convertible line of credit promissory note. The credit line under the convertible line of credit promissory note expired in March 2002.

Six Months Ended June 30, 2003 and 2002

        Revenue.    Our revenue was $3.0 million for the six months ended June 30, 2003, as compared to $1.3 for the comparable period last year. In the six months ended June 30, 2002, our revenue was primarily comprised of $1.2 million in amortization of the $7.5 million fee we received on signing of the license, research and development agreement for our collaboration with Biovail in January 2001, and $93,000 in revenue from contract research services performed under our collaboration with Biovail. In the six months ended June 30, 2003, revenue was comprised solely of the recognition of $3.0 million of deferred revenue from the Biovail agreement as described below.

        On March 28, 2003 we entered into a separation agreement with Biovail that provided for the return of our December 2000 patent for the immediate and controlled release formulation of diltiazem and termination of the 2001 exclusive license agreement with Biovail for development of the DOV compound for the treatment of angina and hypertension. As the separation agreement ends our performance obligations, we recognized the remaining deferred revenue, totaling $3.0 million as of December 31, 2002, as revenue in the first quarter of 2003. Going forward, we will not record any additional revenue from Biovail for this product candidate.

        Royalty and Licensing Expense.    In connection with the termination of the 2001 Biovail agreement and the return of the patent as described above, we agreed to a $1.0 million payment to Biovail upon signing. This payment was to obtain the patent and related clinical data from Biovail. As this product will require FDA approval prior to marketing and the patent has no alternative future use, we expensed the entire license fee. Thus in the first quarter of 2003, we recorded an expense of $1.0 million. There was no such expense in the comparable period in 2002.

        Research and Development Expense.    Research and development expense for the six months ended June 30, 2003 includes 100% of the research and development expenses of DOV Bermuda as we are now consolidating the results of DOV Bermuda effective January 1, 2003. Research and development expense increased $2.8 million to $7.4 million for the six months ended June 30, 2003 from $4.6 million for the comparable period in 2002. Approximately $2.2 million of the increase in research and development expense was attributable to increased costs associated with the clinical trials for ocinaplon and bicifadine. The remaining increase of $552,000 was primarily attributable to net increased costs related to additional clinical trials and toxicology costs for our other compounds.

        General and Administrative Expense.    General and administrative expense for the six months ended June 30, 2003 includes 100% of the research and development expenses of DOV Bermuda as we are now consolidating the results of DOV Bermuda effective January 1, 2003. General and administrative expense increased $519,000 to $2.5 million in the six months ended June 30, 2003 from $2.0 million for the comparable period in 2002. The increase was primarily attributable to increased office and related expenses of $331,000 and increased payroll related costs associated with our increase in personnel of $85,000. The increase in office and related expenses was primarily related to an increase in directors' and officers' insurance of $205,000. The increase in payroll costs was primarily attributable to an increase in salaries of $262,000 and an increase in payroll overhead of $103,000, offset by a decrease in bonuses of $244,000 and a decrease in non-cash compensation expense of $36,000.

        Loss in Investment in DOV Bermuda.    In the six months ended June 30, 2002, loss in investment in DOV Bermuda represented our 80.1% of the expenses of DOV Bermuda related to Elan's formulation work for the joint venture products and administrative expenses. As we are now consolidating the results of DOV Bermuda, all such expenses are now recorded in research and development expense and general and administrative expense.

        Interest Income.    Interest income increased $155,000 to $436,000 in the six months ended June 30, 2003 from $281,000 in the comparable period in 2002. The increase was due to a shift in the investment of the initial public offering proceeds from cash and cash equivalents to marketable securities yielding higher earnings.

        Interest Expense.    Interest expense decreased $378,000 to $1.0 million in the six months ended June 30, 2003 from $1.4 million in the comparable period in 2002. Both the Elan convertible promissory note and convertible line of credit promissory note contain interest that will be paid, at Elan's option, either in cash or our common stock. In accordance with EITF 00-27, we evaluate this conversion feature each time interest is accrued on the notes. This feature resulted in interest expense of $473,000 for the six months ended June 30, 2003, a decrease of $419,000 from the comparable period of 2002, due primarily to the decrease in the fair value of our common stock (primarily during the first quarter of 2003). To the extent the value of our common stock is at or above $3.98 per share with respect to the convertible promissory note or $3.41 per share with respect to the convertible line of credit promissory note, we will continue to incur additional interest expense each time interest is accrued on the notes. This decrease was offset by higher interest expense recorded due to higher outstanding balances, owing to accrued interest on the convertible promissory note and the convertible line of credit promissory note.

        Other Income (Expense), net.    Other income (expense), net decreased $1.9 million to $1.1 million in net income in the six months ended June 30, 2003 from $810,000 in net expense in the comparable period in 2002. In the six months ended June 30, 2002, other expense, net consisted primarily of a decrease of $1.2 million in value of the warrants to acquire Neurocrine common stock, which we earned in 2001 upon the achievement of a certain milestone, offset by the decrease in our liability to Wyeth of $427,000 associated with the warrants. This resulted in an overall net expense of $794,000 associated with these warrants. In the six months ended June 30, 2003, other income, net consisted primarily of the $1.6 million in other income attributable to the directors' and officers' insurance recovery discussed above, offset by a decrease in the value of warrants to acquire Neurocrine common stock of $251,000 and foreign exchange losses of $29,000.

Years Ended December 31, 2002 and 2001

        Revenue.    Our revenue was $2.4 million for 2002 as compared to $5.7 million for 2001. In 2002 our revenue was comprised of $2.2 million of amortization of the $7.5 million fee we received on signing of the license, research and development agreement for our collaboration with Biovail in January 2001 and $150,000 in revenue from contract research services performed under our collaboration with Biovail. The upfront payment was deferred and was being amortized to revenue over the estimated research and development period. During 2001, this period was estimated to be 36 months. As of July 1, 2002, we revised this estimate to be approximately 41 months and, accordingly, the amortization of the remaining balance beginning July 1, 2002 reflects this revised time period. This adjustment to the estimate for the development period was made as a result of unexpected results obtained in a Phase I pharmacokinetic study in which we discovered that a high fat meal, proximate to dosing, retarded the bioavailability of the immediate release component of the diltiazem formulation under development. We intend to conduct an additional Phase I pharmacokinetic study in order to evaluate strategies to overcome this food effect. The remainder of the $7.5 million fee was recognized in the first quarter of 2003, as a result of the termination of the exclusive license agreement with Biovail, as described above. This additional study has delayed the initiation of the Phase III clinical trial by several months and thereby extended our total development timeline. In 2001, our revenue was comprised of $2.3 million in license fees from Biovail, a $3.2 million milestone payment from Neurocrine, which included $1.3 million in cash and warrants to purchase shares of Neurocrine's common stock valued at $1.9 million, and $245,000 in revenue from contract research services performed under our collaboration with Biovail.

        Royalty Expense.    We did not incur royalty expense in 2002. The royalty expense of $1.1 million for 2001 reflected Wyeth's share of the milestone payment and warrants we received under our sublicense agreement with Neurocrine.

        Research and Development Expense.    Research and development expense increased $4.8 million to $10.3 million for 2002 from $5.5 million in 2001. Approximately $2.6 million of the increase in research and development expense was attributable to increased costs associated with the Phase II clinical trials and toxicology studies for ocinaplon and bicifadine, including allocated payroll and overhead of $354,000, and $2.2 million was primarily attributable to increased costs for clinical trials and toxicology studies for our other compounds. Research and development expense included increased costs associated with personnel of approximately $650,000 and severance for two employees of $311,000, which includes $136,000 of a charge taken for the acceleration of certain options for the severed employees. Research and development expense included non-cash, stock-based compensation expense of $452,000 in 2002 and $288,000 in 2001.

        General and Administrative Expense.    General and administrative expense increased $1.6 million to $3.9 million in 2002 from $2.3 million in 2001. The increase was primarily attributable to increased payroll costs of $941,000, increased office and related expenses of $510,000 and increased professional fees of $108,000. The increase in payroll costs was primarily attributable to increased non-cash compensation expense of $378,000, and increased salaries and bonuses of $503,000 as we expanded our operations. The increase in office and related expenses was primarily related to an increase in directors and officers' liability insurance premiums of $322,000, an increase in advertising expense of $77,000, an increase in corporate taxes of $51,000 and an increase in data processing and online services of $50,000. The increase in professional fees is primarily related to an increase in accounting related expenses of $123,000, offset by a net decrease in various other professional fees of $15,000. General and administrative expense included non-cash, stock-based compensation expense of $522,000 in 2002 and $337,000 in 2001.

        Loss in Investment in DOV Bermuda.    Loss in investment in DOV Bermuda decreased $417,000 to $1.0 million in 2002 from $1.4 million in 2001. The decrease resulted primarily from decreased costs associated with formulation development work for ocinaplon and bicifadine performed by Elan.

        Interest Income.    Interest income increased $700,000 to $1.1 million in 2002 from $366,000 in 2001. The increase was due to higher balances of cash and cash equivalents in 2002 resulting from the

$59.0 million of net proceeds received from our initial public offering, offset by lower average interest rate yields in 2002.

        Interest Expense.    Interest expense increased $526,000 to $2.0 million in 2002 from $1.5 million in 2001, primarily attributable to our convertible exchangeable promissory note and convertible line of credit promissory note with Elan. Approximately $75,000 of the increase was due to the impact of higher outstanding balances on the convertible exchangeable promissory note and the convertible line of credit promissory note. Both the Elan convertible exchangeable promissory note and convertible line of credit promissory note contain interest that will, at Elan's option, be paid either in cash or our common stock. In accordance with EITF 00-27, we evaluate this conversion feature each time interest is accrued on the notes. This feature resulted in additional interest expense of $1.0 million for 2002, an increase of $452,000 from 2001. To the extent the value of our common stock is at or above $3.98 per share with respect to the convertible exchangeable promissory note or $3.41 per share with respect to the convertible line of credit promissory note, we will continue to incur additional interest expense each time interest is accrued on the particular note.

        Other Income (Expense), net.    Other income and expense (net) decreased $3.4 million from a net income of $423,000 in 2001 to a net expense of $3.0 million in 2002. In 2002, other income (expense), net consisted primarily of $2.5 million in a reserve for, pending court approval, settlement of a securities class action lawsuit discussed below and $501,000 of expense associated with the net decrease in the value of the warrants to acquire Neurocrine common stock, which we earned in 2001 upon the achievement of a certain milestone offset by the corresponding decrease in the liability to Wyeth. In 2001, other income, net consisted primarily of a net increase of $423,000 in value of the Neurocrine warrants.

        On December 20, 2002, we entered into a settlement agreement to settle class action lawsuits that had been filed against us on behalf of purchasers of our common stock in or traceable to our initial public offering as described in note 8 of our financial statements for the quarter ended March 31, 2003 included on page F-9 of this prospectus. Pursuant to the settlement agreement, which was approved by the court on April 16, 2003, we have paid and granted, as applicable, to the plaintiffs, an aggregate of (i) $250,000 and (ii) 500,000 six-year warrants to purchase our common stock exercisable at $10.00 per share. Based on the terms of the settlement agreement, we determined that a liability related to these actions was probable and that the value was reasonably estimable. Accordingly, as of December 31, 2002, we established an estimate for the cost of the litigation settlement of $2.5 million, with $2.3 million representing our estimate of the liability for the fair value of the warrants. We estimated the fair value of the warrants using a Black-Scholes methodology. Significant assumptions included our closing stock price as of December 31, 2002 of $6.80 per share and a volatility factor of 82.242% based on the 90-day volatility as reported by Bloomberg for the 90 days ended December 31, 2002. The majority of the value in the liability at December 31, 2002, relates to our then-current stock price, the term of the warrants and the fact that our common stock is volatile. The warrants are now considered issued and we are no longer required to revalue the liability for the warrants. Upon issuance, we determined the value of the warrants to be $2.2 million.

        In connection with the securities class action lawsuits described above, we have also reached an agreement with the primary carrier of our directors' and officers' liability insurance policy. Our insurance carrier has paid $1.6 million to us in settlement of the shareholder class action lawsuits, and has also agreed to provide our directors and officers with liability insurance for the next three years and predetermined premiums.

Years Ended December 31, 2001 and 2000

        Revenue.    Our revenue was $5.7 million for 2001, as compared to no revenue for 2000. In 2001, our revenue was comprised of $2.3 million in license fees from Biovail, a $3.2 million milestone payment from Neurocrine, which included $1.3 million in cash and warrants to purchase shares of

Neurocrine's common stock valued at $1.9 million, and $245,000 in revenue from contract research services performed under our collaboration with Biovail. In connection with the Biovail license agreement, we received a $7,500,000 fee upon signing. The upfront payment was deferred was being amortized to revenue when earned over the estimated research and development period. However, as a result of the termination of the exclusive license agreement with Biovail, as described above, the remainder of the $7.5 million fee not deferred was recognized in the first quarter of 2003.

        Royalty Expense.    Royalty expense was $1.1 million for 2001, as compared to no such expense in 2000. The expense in 2001 reflected Wyeth's share of the milestone payment and warrants we received under our sublicense agreement with Neurocrine.

        Research and Development Expense.    Research and development expense increased $2.9 million to $5.5 million in 2001 from $2.6 million in 2000. This expense included $3.3 million in 2001 and $1.6 million in 2000 of research and development expense related to DOV Bermuda. The increase in research and development expense for DOV Bermuda of $1.7 million resulted primarily from increased costs associated with the initiation of Phase II clinical trials for ocinaplon and bicifadine in late 2000. The remaining increase of $1.2 million resulted primarily from increased costs for our personnel dedicated to research and development activities, including overhead allocations of $748,000, clinical trials for DOV 216,303 of $213,000 and professional fees of $150,000. Research and development expense also included non-cash, stock-based compensation expense of $288,000 in 2001 and $111,000 in 2000.

        General and Administrative Expense.    General and administrative expense increased $1.0 million to $2.3 million in 2001 from $1.3 million in 2000. The increase was primarily attributable to increased costs for additional personnel of $393,000 and increased professional fees of $477,000 as we expanded our operations. General and administrative expense included non-cash, stock-based compensation expense of $337,000 in 2001 and $283,000 in 2000.

        Loss in Investment in DOV Bermuda.    Loss in investment in DOV Bermuda increased $116,000 to $1.4 million in 2001 from $1.3 million in 2000. The increase resulted primarily from increased costs associated with the formulation development work for ocinaplon and bicifadine performed by Elan.

        Interest Income.    Interest income increased $143,000 to $366,000 in 2001 from $223,000 in 2000. The increase was due to higher balances of cash and cash equivalents resulting from the $7.5 million license fee received from Biovail in January 2001 and the $9.0 million in net cash proceeds received from our sale of series D preferred stock in August and October 2001.

        Interest Expense.    Interest expense increased $639,000 to $1.5 million in 2001 from $852,000 in 2000. We recorded interest expense of $930,000 on our convertible exchangeable promissory note and convertible line of credit promissory note with Elan in 2001, and $845,000 in 2000. This increase was due to higher outstanding balances on both notes attributable to accrued interest. Both the Elan convertible exchangeable promissory note and convertible line of credit promissory note contain interest that will be paid either in cash or common stock at Elan's option. In accordance with EITF00-27, we evaluate this conversion feature each time interest is accrued to the notes. During 2001, this resulted in additional interest expense of $560,000. To the extent the value of our common stock is at or above $3.98 per share with respect to the convertible exchangeable promissory note or $3.41 per share with respect to the convertible line of credit promissory note, we will continue to incur this additional interest expense each time interest is accrued on the notes. The convertible exchangeable promissory note and the convertible line of credit promissory note are described in further detail in note 5 of our financial statements.

        Other Income, net.    We had $423,000 of other income, net in 2001. We did not record any other income, net in 2000. In 2001, other income, net consisted of a $600,000 increase in value of the warrants issued by Neurocrine to us, which we earned in 2001 upon the achievement of a certain milestone, offset by the increase in our liability to Wyeth associated with the warrants.

Liquidity and Capital Resources

        At June 30, 2003, our cash and cash equivalents and marketable securities totaled $54.2 million compared with $60.3 million at December 31, 2002. The decrease in cash balances at June 30, 2003 resulted primarily from the funding of our operations during the six months ended June 30, 2003. At June 30, 2003, we had working capital of $52.1 million. In addition, we raised gross proceeds of $15.0 million in July 2003, in connection with the private placement of common stock and warrants to a group of funds managed by OrbiMed Advisors, LLC.

        Net cash used in operations during the six months ended June 30, 2003 and 2002 amounted to $8.4 million and $5.8 million, respectively. The increase in cash used in operations resulted primarily from the increase in clinical development activities and the addition of personnel. Non-cash expenses related to stock-based compensation, interest expense and depreciation and amortization expenses were $1.6 million in the six months ended June 30, 2003 and $1.8 million in the comparable period in 2002. Net non-cash depreciation in the value of investments was $251,000 in the six months ended June 30, 2003 and $794,000 in the comparable period in 2002.

        Cash provided by financing activities was $1.3 million during the six months ended June 30, 2003, compared to $58.9 million during the six months ended June 30, 2002. The source of cash provided by financing activities during the six months ended June 30, 2003 was related to proceeds from the exercise of common stock options by employees and the exercise of warrants. The source of cash provided by financing activities for the six months ended June 30, 2002 was related solely to net proceeds from our initial public offering.

        We believe that our existing cash and cash equivalents will be sufficient to fund our anticipated operating expenses, debt obligations and capital requirements until at least the end of 2004. Our future capital uses and requirements depend on numerous factors, including:

  •
  our progress with research and development;

  •
  our ability to establish and the scope of any new collaborations;

  •
  the progress and success of clinical trials and preclinical studies of our product candidates;

  •
  the costs and timing of obtaining, enforcing and defending our patent and intellectual rights; and

  •
  the costs and timing of regulatory approvals.

        In addition to the foregoing, our future capital uses and requirements are also dependent in part on the ability of our licensees and collaborative partners to meet their obligations to us, including the fulfillment of their development and commercialization responsibilities in respect of our product candidates. Our licensees and collaborative partners, Neurocrine and Pfizer, may encounter conflicts of interest, changes in business strategy or other business issues, or they may acquire or develop rights to competing products, all of which could adversely affect their ability or willingness to fulfill their obligations to us and, consequently, require us to satisfy, through the commitment of additional funds or personnel or both, any shortfalls in their performance. On July 31, 2002, Elan, our partner in DOV Bermuda, announced a recovery plan that includes the divestiture of its businesses, assets and products that are no longer core. Effective January 1, 2003, Elan no longer funded its pro rata portion of the joint venture's expenses and, on October 21, 2003, we acquired from Elan 100% ownership of Nascime Limited, the joint venture's operating subsidiary, and the product candidates bicifadine and ocinaplon. In connection with the acquisition, we paid $5.0 million to a subsidiary of Elan in respect of its 17% equity stake in the joint venture. This acquisition ended our involvement with Elan in the nearly five-year joint venture. We are determined to pursue the further development of controlled release formulations of these product candidates. In March 2003, we and Biovail terminated our collaborative agreement, under terms, among others, that Biovail's funding ceased effective February 2003.

        To meet future capital requirements, we may attempt to raise additional funds through equity or debt financings, collaborative agreements with corporate partners or from other sources. If adequate funds are not available, we may be required to curtail or delay significantly one or more of our product development programs. In addition, future milestone payments under our sublicense agreement with Neurocrine are contingent upon its meeting particular development goals. Milestone performance criteria are likely to be specific to each agreement and based upon future performance. Therefore, we are, and if we enter into additional collaborative agreements expect to be, subject to significant variation in the timing and amount of our revenues, milestone expenses and results of operations from period to period.

Critical Accounting Policies

        The preparation of financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our financial statements.

        Collaboration and license agreements.    Revenue from up-front payments, technology license fees and milestone payments received for the delivery of products and services representing the culmination of a separate earnings process is recognized when due and the amounts are judged to be collectible. Revenue from up-front payments, technology license fees and milestone payments received in connection with other rights and services, which represent continuing obligations to us, is deferred and recognized over the term of the continuing obligation. Recognition of revenue for an up-front payment has been based upon an estimate by management as to the development period associated with the payment.

        Stock-based compensation.    We grant stock options to employees for a fixed number of shares with an exercise price equal to the fair market value of our common stock on the date of grant. We recognize no compensation expense on these employee stock option grants. Prior to our common stock becoming publicly traded, we granted stock options for a fixed number of shares to employees with an exercise price less than the fair market value of our common stock on the date of grant. We treat the difference between the exercise price and fair market value as compensation expense, recognized on an accelerated basis over the vesting period of the stock options. We also have, in the past, granted options and warrants to outside consultants at fair value on the date of grant in exchange for future services. These options and warrants are required to be accounted for in accordance with Statement of Financial Accounting Standards, or SFAS 123 "Accounting for Stock Based Compensation" and EITF 96-18 "Accounting for Equity Instruments that are Issued to other than Employees for Acquiring, or in Conjunction with Selling Goods or Services" at the fair value of the consideration received, or the fair value of the equity instrument issued, whichever may be more readily measured. As the performance of services is completed, we revalue the options and warrants that have been earned during the period. We value these securities at the fair value using a Black-Scholes methodology.

        Marketable Securities and Investments.    In general our investments are diversified among high-credit quality debt and equity securities in accordance with our investment policy. We classify our investments as available-for-sale, which are reported at fair market value with the related unrealized gains and losses included as a component of stockholders' equity (deficit). Realized gains and losses and declines in value of investments judged to be other than temporary are included in other income (expense). Declines in the fair market value of our investments judged to be other than temporary could adversely affect our future operating results. The fair market value of our investments is subject to volatility. Declines in the fair market value of our investments judged to be other than temporary could adversely affect our future operating results.

        Liabilities.    Having reached a settlement agreement with plaintiffs in the securities class action lawsuits as described in note 8 to our financial statements included elsewhere in this prospectus, we determined that a liability related to these actions was probable and that the value was reasonably estimable. The settlement, which was approved by the court on April 16, 2003, called for a payment by us of $250,000 and the issuance of 500,000 six-year warrants exercisable at $10.00 per share. Accordingly, as of December 31, 2002, we established an estimate for the cost of the litigation settlement of $2.5 million, with $2.3 million representing our estimate of the liability for the fair value of the warrants. The warrants are now considered issued and we are no longer required to revalue the liability for the warrants. Upon issuance, we determined the fair value of the warrants at $2.2 million and recorded the warrants as stockholders' equity.

        Income taxes.    We have net deferred tax assets at June 30, 2003 that are totally offset by a valuation allowance due to our determination that the criteria for recognition have not been met. We believe that a full valuation allowance on deferred tax assets may be required if losses are reported in future periods. If, as a result of profitable operations, we determine that we are able to realize our net deferred tax assets in the future, an adjustment to the deferred tax assets will be made, increasing income (or decreasing loss) in the period in which such a determination is made.

        On an ongoing basis, we evaluate our estimates that affect our reported assets, liabilities, revenues, earnings, financial position and various disclosures. We base our estimates on circumstances, the results of which form our basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates under different assumptions and conditions. Our significant accounting policies are also described in note 2 to our financial statements included elsewhere in this prospectus.

Contractual Obligations and Commercial Commitments

        Future minimum payments for all contractual obligations for years subsequent to June 30, 2003, are as follows:

	Years Ended December 31,
	2003	2004	2005	Thereafter	Total
	(in thousands)
Convertible promissory note	$—	$—	$12,104	$—	$12,104
Convertible line of credit promissory note	—	—	4,024	—	4,024
Operating leases	178	180	5	—	363

Total	$178	$180	$16,133	$—	$16,491

        Rent expense incurred for office space and equipment leases amounted to $174,000 and $122,000 for the six months ended June 30, 2003 and 2002, respectively.

        Upon entering into the office lease agreement, a letter of credit in the amount of $67,000 was issued for the buildout of the office space, which expires May 31, 2005. A certificate of deposit is being held as collateral for the letter of credit, which is included in cash and cash equivalents.

        In May 1998, we licensed from Wyeth, on an exclusive, worldwide basis, indiplon, bicifadine, ocinaplon and DOV 216,303 for any indication, including insomnia, pain, anxiety and depression. We have the right to develop and commercialize these compounds, including the right to grant sublicenses to third parties, subject to Wyeth's right of first refusal. If we sublicense a compound to a third party, we are obligated to pay Wyeth 35% of all payments we receive based upon that compound. This payment drops to 25% if a new drug application has been filed by us before the sublicense grant. These payment obligations are subject to minimum royalties of 2.5% of net sales for indiplon, ocinaplon and DOV 216,303 and 4.5% of net sales for bicifadine, and minimum milestones of $2.5 million for indiplon, ocinaplon and DOV 216,303 and $5.0 million for bicifadine. Our sublicense agreement with Neurocrine is structured so that we can satisfy these minimum milestone obligations.

        On March 28, 2003, we entered into a separation agreement with Biovail that provided for the return of our December 2000 patent for the immediate and controlled release formulation of diltiazem and termination of the 2001 exclusive license agreement with Biovail for development of the DOV compound for the treatment of angina and hypertension. The separation agreement establishes contingent payments to Biovail of $3 million upon issuance of marketing authority for the drug and up to $7.5 million based upon sales.

        On October 21, 2003, we entered into a agreement with Elan to acquire 100% ownership of Nascime Limited, the joint venture's operating company, formed by Elan and us in 1999 to develop controlled release formulations of bicifadine and ocinaplon. In connection with the acquisition, Elan granted to the operating company a non-exclusive, royalty free, perpetual, worldwide license to make and sell the two product candidates in controlled release formulations using the Elan intellectual property licensed to the joint venture, including that developed during the venture. The license agreement establishes contingent payments to Elan of up to an aggregate of $3.0 million when the products are licensed or come to market.

        A standby letter of credit held by our landlord remains in affect through 2005. This letter is collateralized by a certificate of deposit included in cash and cash equivalents.

Recent Accounting Pronouncements

        In May 2003, the FASB issued Statement Number 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS150). This Statement establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS 150 generally requires liability classification for two broad classes of financial instruments: (1) instruments that represent, or are indexed to, an obligation to buy back the issuer's shares, and (2) obligations that can be settled in shares, but are subject to certain conditions. SFAS 150 applies to all financial instruments created or modified after May 31, 2003, and to other instruments at the beginning of the first interim period beginning after July 1, 2003. Unless new transactions are entered into, the adoption of SFAS 150 is not expected to have a material impact on our financial statements.

        In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. As Elan's participating rights expired as of January 2003, we began to consolidate the results of DOV Bermuda as of January 1, 2003.    As a result, the adoption of FIN 46 will not have a material effect on our financial position or results of operations.

        In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." It provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. We will be required to adopt this provision for revenue arrangements entered into on or after June 15, 2003. Unless new transactions are entered into, the adoption of EITF 00-21 is not expected to have a material impact on our financial position or results of operations.

Quantitative and Qualitative Disclosures About Market Risks

        To date, we have invested our cash balances with significant financial institutions. In the future, the primary objective of our investment activities will be to maximize the income we receive from our investments consistent with preservation of principal and minimum risk. Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and investments in a variety of securities, including commercial paper, money market funds, government and non-government debt securities and corporate obligations. Due to the short holding period of these types of investments, we have concluded that we do not have a material financial market risk exposure.

        In addition to our investment portfolio of our cash balances, at December 31, 2002 we also had an investment in Neurocrine warrants. The investment balance of $1.6 million at December 31, 2002 includes warrants we received from Neurocrine under our sublicense agreement. We have a corresponding accrued royalty of $563,000 included in accrued expenses related to the portion of the Neurocrine warrants we must remit to Wyeth under our license agreement. On March 20, 2003 we remitted the portion of the warrants we owed to Wyeth to them and exercised a portion of the warrants. As the warrants represent a derivative financial instrument under SFAS 133 "Accounting for Derivative Instruments and Hedging Activities," both the asset and the liability to Wyeth are reflected in our financial statements at fair value and we record an adjustment to those fair values at the end of each reporting period with the corresponding gain or loss reflected in other income or other expense. Included in other expense, net for the year ended December 31, 2002 and the six months ended June 30, 2003 was $501,000 and $251,000, respectively, for the net result of the decrease in the value of the warrants offset by the decrease in the liability. We calculated these values using a Black-Scholes methodology. The fair value of the warrants fluctuated based on many factors including but not limited to overall stock market conditions, the fair value of Neurocrine's common stock, the volatility in Neurocrine's common stock and length of time left on our warrants. The majority of the value in the asset at December 31, 2002, relates to the term of the warrants and the fact that Neurocrine's common stock is volatile. In April 2003, we sold the Neurocrine warrants and common stock remaining in the investment account for $786,000, as such we are no longer subject to market risk for this transaction.

        On December 20, 2002, we entered into a settlement agreement, which was approved by the court on April 16, 2003, to settle class action lawsuits that had been filed against us on behalf of purchasers of our common stock in or traceable to our initial public offering. We paid to the class members (inclusive of their attorneys' fees and costs) $250,000 and issued 500,000 six-year warrants to purchase our common stock exercisable at $10.00 per share. Based on the terms of the settlement agreement, we determined that a liability related to these actions was probable and that the value was reasonably estimable. As of December 31, 2002, we established an estimate for the cost of the litigation settlement of $2.5 million, with $2.3 million representing our estimate of the liability for the fair value of the warrants. On June 2, 2003, we issued the warrants and determined the liability for the fair value of the warrants to be $2.2 million. We determined the fair value of the warrants using a Black-Scholes methodology. The majority of the value in the liability relates to our current stock price, the term of the warrants and the fact that our common stock is volatile. We have recorded the issuance of the warrants as stockholders' equity in accordance with EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock" and we are no longer required to revalue the liability for the warrants after June 2, 2003.

BUSINESS

Overview

        We are a biopharmaceutical company focused on the discovery, in-licensing, development and commercialization of novel drug candidates for CNS and other disorders, including cardiovascular and urological, that involve alterations in neuronal processing. We have six product candidates undergoing clinical development that address therapeutic indications with significant unmet needs. Our product candidate for insomnia is currently in Phase III clinical trials, our product candidate for pain is in a Phase III program and our product candidate for the treatment of anxiety disorders has completed two Phase II clinical trials.

        Our product candidate for the treatment of insomnia has demonstrated efficacy in four Phase III clinical trials and our product candidate for pain has demonstrated efficacy in one Phase III clinical trial. Our product candidate for the treatment of anxiety disorders has demonstrated efficacy in two Phase II clinical trials. The start of a Phase III pivotal trial for the anxiety candidate, initially scheduled to begin in 2003, was placed on hold by the United States Food and Drug Administration, or FDA, on October 2, 2003 pending receipt by the FDA of satisfactory additional safety information.

        We intend to initiate a Phase III clinical trial in 2004 for our product candidate for the treatment of angina and hypertension, depending upon the results of a further Phase I clinical trial planned for the fourth quarter of 2003. Our lead product candidate for the treatment of depression is currently in a Phase II clinical trial and our second product candidate for depression is in a Phase I clinical trial. We also have two compounds in preclinical development for the treatment of Parkinson's disease, restless leg syndrome, attention deficit disorder and anxiety disorders including panic that, based upon preclinical pharmacological data, we intend to move into clinical testing in 2004.

        Our core scientific expertise is in the cellular and molecular pharmacology underlying CNS disorders. Our senior management team has substantial experience in drug discovery and development. During their careers, they have participated in the discovery and development of new drugs that have been successfully brought to market.

        To enhance our drug development and commercialization efforts, we have sublicensed our product candidate for the treatment of insomnia to Neurocrine Biosciences, Inc., or Neurocrine, which entered into a development and commercialization agreement with Pfizer, Inc., or Pfizer in December 2002. We, together with Neurocrine and Wyeth (formerly American Cyanamid Company), have entered into an agreement with Pfizer giving it certain rights under our sublicense agreement with Neurocrine.

Our Business Strategy

        Our goal is to become a leading biopharmaceutical company focused on the treatment of central nervous system and other disorders involving alterations in neuronal processing, including cardiovascular and urological disorders. The key elements of our strategy are to:

        Aggressively pursue development and commercialization of our lead product candidates. We have six product candidates undergoing clinical development addressing five separate and substantial pharmaceutical markets. These markets include insomnia, anxiety, pain, depression and angina and hypertension. We have designed the clinical programs for the product candidates we are developing to provide clear and defined paths to attain regulatory approval. We intend to focus substantial resources on completing clinical testing and commercializing these product candidates as quickly as possible.

        Expand our product portfolio with novel drug candidates that address unmet needs in large, established markets. We seek to identify and develop, either internally or through collaborative agreements, novel drug candidates that address unmet needs in large, established markets. For example, our product candidates for the treatment of insomnia and anxiety, indiplon and ocinaplon, have demonstrated positive results equivalent to, or better than, currently marketed products without their significant side effects. We intend to continue expanding our existing product portfolio by discovering and developing novel drug compounds both internally and through focused outsourced research and development. We also intend to expand our portfolio by identifying, in-licensing and developing additional compounds that are potentially superior to currently marketed products and by developing additional applications and formulations for our existing licensed compounds.

        Reduce clinical development and commercialization risk by building a diversified product portfolio. We have built and intend to continue to build a portfolio of diverse product candidates to reduce the risks associated with the clinical development of drugs. We have focused our in-licensing and development resources on compounds in the later stages of clinical development for which there exists a significant amount of positive clinical data. We believe this reduces the risk that these compounds will have safety concerns and enhances our chances of demonstrating efficacy in clinical trials. We focus on developing multiple compounds with diverse mechanisms of action to limit the risk of difficulties associated with a particular mechanism of action. Finally, a single mechanism of action may have multiple therapeutic uses. We intend to investigate the efficacy of our compounds for these diverse uses in order to enhance the commercial potential of our product candidates. We believe that our portfolio approach reduces our dependence on any single compound or therapeutic application to achieve commercial success and creates multiple potential sources of revenue.

        Establish alliances with industry leaders to access their unique technologies and capabilities. Currently, we have collaborative arrangements with Neurocrine and, through Neurocrine, Pfizer with respect to indiplon, our product for the treatment of insomnia. We have recently terminated our collaborative arrangements with Elan in respect of bicifadine and ocinaplon and Biovail with regard to DOV diltiazem. We intend to seek to establish alliances that will enhance our product development and commercialization efforts, including alliances that allow us to retain significant development rights for our product candidates.

Our Product Pipeline

        The following table summarizes our product candidates currently in clinical and preclinical development:

Product	Indication(s)	Status	Marketing Rights
Indiplon	Insomnia	Phase III	Pfizer/Neurocrine
Ocinaplon	Generalized Anxiety Disorder	Phase III Scheduled*	DOV
Bicifadine	Pain	Phase III	DOV
DOV 216,303	Depression	Phase II	DOV
DOV 21,947	Depression	Phase I	DOV
DOV Diltiazem	Angina and Hypertension	Phase I, Phase III Planned	DOV
DOV 22,047	Anxiety Disorders	Preclinical	DOV
DOV 51,892	Anxiety Disorders	Preclinical	DOV
DOV 102,677	Parkinson's Disease; Restless Leg Syndrome; and Attention Deficit Disorder	Preclinical	DOV
DOV 121,167	Urinary Stress Incontinence	Preclinical	DOV

*
The start of our scheduled Phase III pivotal clinical trial of ocinaplon was placed on hold by the FDA on October 2, 2003 pending receipt by the FDA of satisfactory additional safety information.

        For an explanation of the terms Preclinical, Phase I, Phase II and Phase III, please refer to the text in subheading "Government Regulation" in this "Business" section.

Our Products Under Development

        We have core scientific expertise in the cellular and molecular pharmacology underlying CNS and cardiovascular disorders, which has allowed us to develop product candidates for the treatment of these indications. We have six product candidates in clinical development and several compounds in preclinical development to treat one or more disorders in these therapeutic areas.

Central Nervous System Disorders

Insomnia and Anxiety

        Most drugs currently marketed to treat insomnia and anxiety target the neurotransmitter gamma-aminobutryic acid, or GABA. Neurotransmitters are chemicals in the central nervous system that either excite or inhibit neuronal function. GABA is one of the principal neurotransmitters in the central nervous system. As a result, drugs acting on GABA receptors can produce a range of pharmacological actions.

        Benzodiazepines, or BDZs, such as Valium, Librium and Xanax, target a subset of GABA receptors commonly referred to as GABAA receptors. BDZs have enjoyed widespread commercial success for over 40 years for the treatment of anxiety, insomnia and epilepsy. In addition to their desired therapeutic effects, however, BDZs are known to produce a variety of undesired side effects. For example, when used to treat anxiety, these side effects can include sedation, muscular incoordination and memory impairment. Further, BDZs are potentially lethal when used with alcohol. BDZs also produce tolerance and physical dependence and can be abused.

        For many years, our senior management team has conducted research on GABAA receptors. Their pioneering work classified GABAA receptors into biochemically, pharmacologically and functionally distinct receptor subtypes. They demonstrated that different receptor subtypes influence different behaviors such as anxiety, sedation and amnesia. Furthermore, through their research delineating the actions of BDZs on GABAA receptors, they were the first to discover non-BDZ compounds that act on specific subtypes of GABAA receptors.

        BDZs are believed to produce their undesirable effects at therapeutic doses because they affect all GABAA receptor subtypes. We believe that compounds that act on specific GABAA receptor subtypes will produce the desired therapeutic effects while eliminating or reducing the undesirable effects associated with BDZs. For example, compounds acting at one GABAA receptor subtype may reduce anxiety without sedation, while compounds acting at another GABAA receptor subtype may produce sedation without memory impairment, or other effects associated with acting at other subtypes.

        Indiplon.    Indiplon is our product candidate for the treatment of insomnia. In 1998, we licensed indiplon from Wyeth and subsequently sublicensed it to Neurocrine, which is currently conducting multiple Phase III clinical trials on this product candidate. In December 2002, Neurocrine entered into a development and commercialization agreement with Pfizer for indiplon.

        Insomnia is a neurological disorder that is defined as a persistent complaint of difficulty in initiating or maintaining sleep, or of not feeling rested after an otherwise adequate amount of sleep. According to the National Sleep Foundation, approximately one-half of the adults surveyed reported trouble sleeping at least a few nights a week in the past year, with approximately 30% of the U.S. population reporting that they experience insomnia every night or almost every night. IMS Health, Inc., or IMS, reported total U.S. sales of prescription drugs for the treatment of insomnia exceeded $1.2 billion in 2001.

        In the 1980's, BDZs such as Dalmane and Halcion were extensively used to treat insomnia. Sedation, an undesirable side effect of BDZs when used to treat anxiety, became an intended primary therapeutic effect of BDZs to treat insomnia. BDZs demonstrated substantial sedative effectiveness with a greater margin of safety than previous treatments such as barbiturates. Despite the efficacy of BDZs to treat insomnia, they produce significant undesirable side effects, including:

  •
  impaired motor coordination;

  •
  confusion and memory impairment;

  •
  rebound insomnia and anxiety after discontinuation;

  •
  next-day residual sedation;

  •
  development of tolerance with repeated use; and

  •
  potentially lethal effect when combined with alcohol.

Impaired motor coordination, confusion and memory impairment are especially problematic in older patients. We believe that many of these side effects are due to the non-selective action of BDZs on all GABAA receptor subtypes, as well as their delayed onset and extended duration of action.

        A small number of non-BDZs have been introduced for the treatment of insomnia. In March 1993, Ambien, the first and largest selling non-BDZ, was introduced in the United States. It has shown a reduced side effect profile and a shorter duration of action as compared to BDZs. Ambien, however, also has undesirable side effects, including amnesia and next-day residual sedation. Despite these undesirable side effects, Ambien is the current market leader, with approximately $1.3 billion in worldwide sales in 2002, according to Sanofi-Synthelabo, with sales growing in excess of 20% per year.

        Our insomnia product candidate, indiplon, is a non-BDZ shown to be more potent than currently marketed non-BDZs, including Ambien, and to target more selectively the specific GABAA receptor subtype that appears to be associated with promoting sleep. Furthermore, Neurocrine has noted that, in its Phase II and Phase III clinical studies, indiplon demonstrated efficacy with no significant next-day residual sedation effects at clinically relevant doses. We believe that indiplon's greater selectivity and improved pharmacokinetic profile are responsible for the more favorable side effect profile compared to currently marketed products.

        Neurocrine is currently developing both an immediate release formulation (indiplon-IR capsule) and a modified release formulation of indiplon (indiplon-MR tablet) to address the different needs of the insomnia patient population. Neurocrine's clinical studies have shown that patient blood levels of indiplon reach their highest point approximately 30 minutes after ingestion followed by rapid removal from the blood stream to the point that it cannot be detected four hours later. This results in rapid sleep onset followed by rapid removal of the drug from the body, reducing the risk of next-day residual sedation. Neurocrine believes that this short duration of action will permit bedtime dosing for people who have trouble falling asleep, and dosing in the middle of the night for people who have trouble staying asleep, without causing the side effects and next-day residual sedation that occur with longer-acting drugs like Ambien. Neurocrine has formulated the drug in a modified release form to provide two doses of the drug within one tablet, one dose released immediately for sleep induction and one dose released later for sleep maintenance.

        Neurocrine has completed four Phase III clinical trials of indiplon. The results of these trials demonstrated that indiplon was safe, well tolerated and effective in achieving rapid sleep induction without next-day residual effects. In addition, these clinical trials have shown that indiplon users do not exhibit tolerance or rebound liability after usage. Neurocrine's entire Phase III program will consist of 13 studies with approximately 4,000 subjects, all of which are underway or completed. The filing of a New Drug Application, or NDA, for both an immediate release formulation and a modified release formulation of indiplon is now planned for the first half of 2004.

        Neurocrine has also completed 27 Phase I and Phase II clinical trials of indiplon for efficacy and safety involving approximately 2,000 subjects. In its Phase II clinical studies, indiplon was also shown to be safe and effective in helping subjects with both chronic and transient insomnia to fall asleep rapidly without adverse side effects as compared to a placebo. Results of a single dose Phase II clinical trial in 35 healthy volunteers comparing an immediate release formulation of indiplon, 10 mg Ambien and 7.5 mg zopiclone, a sedative available in Europe and under development in the United States, relative to placebo during middle of the night dosing demonstrated that indiplon does not lead to next-day residual sedation effects, while both Ambien and zopiclone exhibited statistically significant measures of next-day adverse side effects of residual sedation when compared with placebo. Neurocrine's gender and age studies to date have indicated that indiplon works with no major differences between male and female subjects or young adult and elderly subjects. In two studies of transient insomnia involving an aggregate of 559 patients, the median time to fall asleep, the primary clinical goal, was reduced by 40% to 59% compared to a placebo. In a study of chronic insomnia, subjects receiving indiplon compared to placebo showed a statistically significant decrease in time to sleep onset and increase in sleep duration as well as quality of sleep.

        The preceding descriptions of Neurocrine'sclinical development and clinical trial results of indiplon are based solely on its public disclosures.

        Ocinaplon.    Ocinaplon is our product candidate for the treatment of anxiety disorders, including generalized anxiety disorder, or GAD, the first indication for which we intend to seek FDA approval. Anxiety can be defined in broad terms as a state of unwarranted or inappropriate worry and is made up of various disorders, including GAD, panic disorder and phobias.

        BDZs such as Xanax, Librium and Valium, the non-BDZ BuSpar and antidepressants such as Effexor and Paxil are currently used to treat GAD and other anxiety disorders. Each of these therapeutics, however, has problems associated with its use. As noted above, BDZs produce significant side effects such as impaired motor coordination, next-day residual sedation and physical dependence and are potentially lethal when taken with alcohol. These side effects make them less desirable treatments for anxiety, particularly for the treatment of GAD, when long-term usage is needed. While BuSpar is non-sedating and displays no withdrawal effects or abuse potential, its efficacy has been reported to be relatively low, particularly in patients who have previously used BDZs. Additionally, BuSpar takes three to six weeks of drug administration to achieve any clinically significant reduction in anxiety, requires termination of BDZ therapy 30 days before initiating treatment and has its own side effects such as dizziness and nausea. Because of these issues, many physicians continue to prescribe BDZs for the treatment of anxiety. Like BuSpar, the efficacy of antidepressants in relieving anxiety is relatively low, and several weeks of treatment are required to achieve clinically meaningful relief. In addition, antidepressants display their own side effects, including nervousness, agitation, insomnia and sexual dysfunction.

        We believe ocinaplon, a non-BDZ, can address significant unmet needs for the treatment of anxiety disorders. Ocinaplon appears to selectively modulate a specific subset of GABAA receptors that we believe are involved in the mediation of anxiety. Preclinical studies have demonstrated that ocinaplon produces an anti-anxiety effect at doses 20 to 40 times lower than doses that produce sedation and muscle relaxation, and 10 times lower than doses that produce amnesia. In preclinical studies, ocinaplon was also shown to be 15 times less likely than Valium to increase the effects of alcohol. By contrast, BDZs often produce these side effects at doses approximating those that produce an anti-anxiety effect.

        To date, nine clinical trials on ocinaplon have been conducted, including seven double-blind, placebo-controlled Phase I trials in which over 140 healthy volunteers have participated. In these clinical trials, ocinaplon was shown to be safe and well-tolerated at the maximum doses used, with no evidence of sedation or any other side effects typically associated with BDZs.

        In our two Phase II double-blind, placebo-controlled clinical trials, ocinaplon exhibited the following characteristics:

  •
  efficacy at least comparable to what has been reported for BDZs;

  •
  rapid onset of action;

  •
  a favorable side effect profile not significantly different from placebo; and

  •
  no "rebound" anxiety following treatment cessation.

        Our first Phase II clinical trial investigated the effects of an immediate release formulation of ocinaplon on 60 GAD patients. In this clinical trial, ocinaplon demonstrated a highly statistically significant reduction of anxiety during the four-week study period using a number of anxiety measurements, including the Hamilton Anxiety Scale. In addition, statistically significant effects were measured as early as one week after treatment, a much shorter period than reported results for current treatments. The incidence of side effects did not differ significantly from placebo. In connection with this study, there was one possibly drug-related serious adverse event associated with elevated liver enzymes. In its clinical hold on the start of our Phase III clinical trial, the FDA has in particular sought additional information on this study participant. The patient fully recovered from the event.

        In November 2002, we completed a second Phase II clinical trial that evaluated two controlled release formulations of ocinaplon. This multicenter trial involved 117 patients and was a 14-day double-blind, placebo-controlled clinical trial of ocinaplon in patients with GAD. The data indicated that both formulations of ocinaplon produced statistically significant reductions in anxiety as compared to placebo after 14 days of dosing. Both formulations were safe and well-tolerated and the incidence of side effects did not differ significantly from placebo.

        The start of our scheduled double-blind, placebo-controlled Phase III pivotal clinical trial comparing three doses of a controlled release formulation of ocinaplon to placebo in the treatment of GAD was placed on hold by the FDA on October 2, 2003 pending receipt by the FDA of satisfactory additional safety information. Subject to a favorable outcome in respect of the FDA's inquiry, we plan to restart a Phase III clinical trial and, as part of the ongoing clinical development of ocinaplon, continue our Phase I program investigating such standard variables as gender and drug interactions. We also initiated the FDA-required two-year carcinogenicity study for ocinaplon in the third quarter of 2003.

Pain

        Bicifadine.    Bicifadine is our product candidate for the treatment of pain. Drugs for the treatment of pain, or analgesics, have historically been placed into one of two general categories:

  •
  narcotics, e.g., morphine, codeine, Demerol and Percodan; and

  •
  non-narcotic prostaglandin inhibitors, e.g., aspirin, acetaminophen, ibuprofen and COX-2 inhibitors.

        While drugs in both of these categories are regularly used in the treatment of pain, their use has been limited because of various side effect profiles. In addition, administering these drugs for extended durations has been problematic. Although prostaglandin inhibitors have been used for the treatment of pain, particularly pain associated with inflammation, their efficacy is limited to milder types of pain and they often display undesirable side effects relating to the gastrointestinal tract and the liver. Narcotics are also used to treat pain, but tolerance develops rapidly and higher doses eventually lead to physical dependence and additional side effects, including respiratory depression. Ultram, originally thought to be a non-narcotic, has been reported to act at certain opiate receptors and has the potential to cause morphine-like psychic and physical dependence. Despite these drawbacks, according to IMS, U.S. sales in 2001 of narcotic and non-narcotic analgesics, including Ultram, exceeded $5.7 billion.

        Alternative strategies for identifying potentially novel analgesics include altering certain neurotransmitter systems involved in mediating the sensation of pain. Preclinical studies have implicated the neurotransmitters glutamate, norepinephrine and serotonin in pain reduction. Treatments that interfere with certain glutamate receptors or that increase the actions of norepinephrine and serotonin have been reported to produce analgesic effects in animals.

        Bicifadine is a chemically distinct molecule with a unique profile of pharmacological activity. It has two primary pharmacological actions. First, it enhances and prolongs the actions of norepinephrine and serotonin by inhibiting the transport proteins that terminate their physiological actions. Second, it acts as a functional antagonist at a subset of excitatory glutamate receptors. Preclinical studies and clinical trials indicate that either or a combination of these individual actions may account for the analgesic properties of bicifadine.

        Bicifadine is not a narcotic and, in preclinical studies, it has been shown not to act at any opiate receptor. In animal models, bicifadine did not demonstrate abuse, addiction or dependence potential. Four Phase I clinical trials and 14 Phase II clinical trials involving over 1,000 patients were conducted by Wyeth or us with an immediate release formulation of bicifadine. In five double-blind, placebo-controlled Phase II clinical trials of the immediate release formulation, bicifadine demonstrated a statistically significant reduction in pain, in some cases comparable to or better than positive controls such as codeine.

        During 2002, we completed two Phase I pharmacokinetic clinical trials of two controlled release formulations of bicifadine allowing us to chose one of these for further clinical testing. In addition, in August 2002, we completed a Phase II clinical trial in the United States involving 750 patients in the treatment of moderate to severe post-surgical dental pain. This Phase II trial was a single dose, double-blind, placebo-controlled, study that evaluated three controlled release doses of bicifadine (200, 400 and 600 mg) and one dose of codeine compared to placebo. Bicifadine produced a highly statistically significant, dose-related reduction in pain after administration of the two higher doses of bicifadine and was shown to be an effective analgesic as compared to placebo. The maximal efficacy of bicifadine was equivalent to codeine after administration of the lowest dose and superior to codeine after administration of the two higher doses. The trial demonstrated bicifadine to be safe and relatively well-tolerated without producing any serious adverse events. The two higher doses of bicifadine did produce significantly more adverse events than placebo, with 400 mg and 600 mg producing 22% and 37%, respectively, versus placebo producing 11%. The most frequently reported events were nausea and vomiting.

        In September 2003, we completed a 540-patient, double-blind, placebo-controlled Phase III clinical trial to compare three doses of bicifadine and one dose of tramadol to placebo in a moderate to severe post-surgical dental pain model. Bicifadine, in a dose dependent fashion, produced a highly statistically significant reduction in pain compared to placebo, as did the single dose level of tramadol. Statistically significant increases in analgesia were measured as early as one hour after administration and these effects were sustained for the balance of the six-hour measurement period. The maximal efficacy of bicifadine was statistically indistinguishable from tramadol. Both bicifadine and tramadol were safe and relatively well tolerated without producing any serious adverse events. Tramadol (100 mg) and the 400 mg and 600 mg doses of bicifadine produced significantly more adverse events than placebo with the most frequently reported symptoms being nausea and vomiting. Both the 200 mg and 400 mg doses of bicifadine, however, produced significantly fewer adverse events, including nausea and vomiting, than tramadol, suggesting a superior therapeutic safety ratio for bicifadine. If ultimately approved, bicifadine would not be limited to use in the pain models studied as efficacy studies will likely be conducted in other pain paradigms. We intend to initiate the FDA-required two-year carcinogenicity study for bicifadine in 2003. As part of the ongoing clinical development of bicifadine, we plan to continue our Phase I program investigating such standard variables as gender and drug interactions. We anticipate having to conduct two additional pivotal clinical trials in a second post-surgical pain model involving five to seven days of dosing to support an NDA filing. In addition, we anticipate that we will be required to collect human safety data in another Phase III clinical trial to support an NDA filing.

Depression

        DOV 216,303 and DOV 21,947.    DOV 216,303 and DOV 21,947, our product candidates for the treatment of depression, are triple uptake inhibitors affecting the neurotransmitters norepinephrine, serotonin and dopamine. These neurotransmitters regulate numerous functions in the central nervous system, and imbalances in them have been linked to a number of psychiatric disorders, including depression. The actions of these neurotransmitters are terminated by specific transport proteins that remove them from synapses in the brain. Antidepressants are thought to produce their therapeutic effects by inhibiting the uptake activity of one or more of these transport proteins, effectively increasing the concentration of these neurotransmitters at their receptors.

        The emergence of selective serotonin reuptake inhibitors, or SSRIs, starting with Prozac in January 1988, followed by Zoloft in February 1992 and Paxil in January 1993, has had a dramatic impact on the antidepressant market. According to IMS figures, sales of antidepressants in the United States increased from approximately $424 million in 1987, the year prior to the introduction of Prozac, to approximately $9.7 billion in 2002. Despite this widespread commercial success, SSRIs suffer from the following limitations:

  •
  30%—40% of patients do not experience an adequate therapeutic response;

  •
  three or more weeks of therapy are often required before a meaningful improvement is observed; and

  •
  side effects such as nervousness, agitation, insomnia and sexual dysfunction have been documented.

        Dual uptake inhibitors, like Effexor, block the uptake of both serotonin and norepinephrine. While more effective than SSRIs, dual uptake inhibitors still take three or more weeks of therapy before a meaningful improvement is observed. In addition, dual uptake inhibitors have their own unique set of side effects, including nausea, headache, sleepiness, dry mouth and dizziness.

        No currently marketed antidepressants inhibit the uptake of all three neurotransmitters linked to depression. Both preclinical studies and clinical trials indicate that a drug inhibiting uptake of serotonin, norepinephrine and dopamine would be expected to produce a faster onset of action and greater efficacy than traditional antidepressants. We believe that such a "broad spectrum" antidepressant would represent a breakthrough in the treatment of depression.

        In preclinical studies, DOV 216,303 and DOV 21,947 were shown to inhibit, in a potent fashion, the uptake of all three neurotransmitters, serotonin, norepinephrine and dopamine. In animal models highly predictive of antidepressant action, DOV 216,303 and DOV 21,947 were more potent than both Tofranil, a dual uptake inhibitor, and Prozac. In one of these models designed to test the onset of activity, DOV 216,303 produced an antidepressant-like action after one week of treatment, compared to four weeks for Tofranil. Because of their ability to inhibit the uptake of all three neurotransmitters implicated in depression, we believe DOV 216,303 and DOV 21,947 may be more effective and have a more rapid onset than other antidepressants.

        In 2002, we completed two dose-escalating, placebo-controlled, double-blind Phase Ia and Phase Ib clinical trials in France that evaluated the blood levels and side effect profile produced by single and multiple doses of DOV 216,303. The drug was rapidly absorbed following oral administration, with blood levels proportional to the administered dose. No adverse effects were observed after doses five to ten times higher than the projected therapeutic doses. We recently initiated a Phase II multi-centered, double-blind, safety, efficacy and tolerability clinical trial that will compare DOV 216,303 to a leading SSRI in patients with major depressive disorder.

        In the third quarter of 2003, we initiated a placebo-controlled, double-blind Phase I pharmacokinetic clinical trial to determine the safety of ascending single doses of DOV 21,947.

Preclinical Development

        We currently have four compounds in preclinical development for the treatment of central nervous system disorders. DOV 22,047 and DOV 51,892 are believed to function as partial positive allosteric modulators at specific GABAA receptor subtypes that may be involved in the treatment of various anxiety disorders including panic. DOV 102,677 targets the dopamine transporter protein, and we believe may be used in the treatment of Parkinson's disease, restless leg syndrome and attention deficit disorder. DOV 121,167, which acts on certain monoamine transporter proteins, has demonstrated activity in an animal model for urinary incontinence. We recently received a composition of matter patent for DOV 102,677. Based upon preclinical pharmacological data, we intend to move DOV 51,892 and DOV 102,677 into clinical testing in 2004.

Cardiovascular Disorders

        DOV Diltiazem.    DOV diltiazem, our proprietary formulation of diltiazem, is our product candidate for the treatment of angina and hypertension. Diltiazem belongs to a well-known class of drugs called calcium channel blockers. DOV diltiazem combines an immediate release component with a controlled release component in order to provide prompt and improved blood levels throughout the day compared to currently marketed diltiazem products.

        Chronic stable angina, or angina pectoris, refers to recurring severe constricting pain in the chest due to inadequate blood supply to the heart caused by heart disease. Angina attacks are more likely to occur during the morning and afternoon hours. Likewise, hypertension is greater in the morning hours. According to the 2002 practice guidelines update for the management of patients with chronic stable angina, published by the American College of Cardiology/American Heart Association/American College of Physicians-American Society of Internal Medicine, the number of patients in the United States with stable angina was estimated at 16.5 million. According to Decision Resources, high blood pressure or hypertension was estimated to affect over 50 million people in the United States.

        Calcium channel blockers remain a standard-of-care in the treatment of chronic stable angina and hypertension and continue to be highly endorsed by the medical community. Although comparative studies have demonstrated equivalent anti-angina effects for many marketed calcium channel blockers, a lower incidence of side effects with diltiazem was often reported in these studies. According to IMS figures for 2001, total sales of diltiazem in the United States were $984 million.

        In an effort to provide both therapeutic blood levels of diltiazem for longer periods of time and improved patient compliance, several slow or extended release preparations of diltiazem have been developed for the treatment of hypertension and chronic stable angina. However, these commercially available, once-daily, extended release formulations produce only a partial reduction of chronic stable angina. According to published studies, currently marketed diltiazem products such as Tiazac, Cardizem CD and Dilacor XR only reduce the number of angina attacks by approximately 50%-60% when given at FDA-approved therapeutic doses. We believe incomplete reduction in angina demonstrated by current treatments may be the result of inadequate blood levels of the drug in the morning hours, when approximately half of angina attacks occur. Experts in chronic stable angina have confirmed their dissatisfaction with the ability of current extended release products to adequately treat many of their patients on a once-a-day basis.

        We believe that DOV diltiazem will reduce morning angina attacks to a significantly greater extent than commercially available products because of its combination of immediate and extended release components. Data from three Phase I trials indicate that our patented formulation produces clinically relevant blood levels within 30 minutes of administration and results in higher blood levels in the morning than Tiazac. We recently completed a Phase I pharmacokinetic study in which we discovered that a high fat meal, proximate to dosing, retarded the bioavailability of the immediate release component of the diltiazem formulation under development. We intend to initiate in the fourth quarter of 2003 an additional Phase I pharmacokinetic study to evaluate the incidence of and develop strategies to reduce or eliminate this food effect. Depending upon the results obtained in this study, we plan to begin a Phase III clinical trial in 2004, comparing our formulation to placebo and a currently marketed diltiazem formulation.

Urological Disorders

        We are evaluating DOV 121,167 in preclinical studies for stress incontinence. Urine leakage that occurs during exercise, coughing, laughing or lifting is referred to as stress incontinence. This condition results from a weakness or anatomical defect in the lower urinary tract, often as a result of childbirth, weight gain or surgery. The Simon Foundation for Continence reports that approximately 200 million people worldwide are affected by urinary incontinence and that approximately 65 million women worldwide are affected by stress incontinence. While not life threatening, stress incontinence has a significant impact on quality of life, particularly in the aging female population. At present, there are no approved drug therapies that specifically address stress incontinence.

        The function of the lower urinary tract is controlled by muscles that are, in turn, controlled by nerves throughout the body. Several monoamine transmitters, including serotonin and norepinephrine, are thought to play key roles in regulating the storage and release of urine via their actions on the brain. We believe the neurochemical profile of DOV 121,167, with its actions on monoamine transporter proteins, makes it a potential candidate for treatment of stress incontinence. DOV 121,167 shows activity in a preclinical model used to assess the potential effectiveness of drugs for the treatment of stress incontinence.

Collaborations and Licensing Agreements

        One of our business strategies is to establish alliances with industry leaders to access their unique technologies and capabilities. To date, we have established the following collaborations and licensing agreements:

  Elan Corporation, plc and Elan International Services, Ltd.

        In January 1999, Elan and we established a joint venture and formed DOV (Bermuda), Ltd., or DOV Bermuda, a holding company, and Nascime Limited, an operating company, to develop controlled release formulations of bicifadine for the treatment of pain and ocinaplon for the treatment of anxiety disorders and epilepsy. In connection with the establishment of the joint venture, Elan provided us with debt and equity financing to fund our initial $8.0 million investment in, and our share of the operations of, the joint venture. We issued Elan a convertible exchangeable promissory note for $8.01 million, which note is convertible at any time, together with accrued unpaid interest, into shares of our common stock at $3.98 per share until the expiration of the note in January 2005. Elan also purchased, for an aggregate of $3.0 million, 525,025 shares of our common stock, 354,643 shares of our series B preferred stock and warrants, expiring in January 2005, to purchase 121,500 shares of our common stock at an exercise price of $3.41 per share. As issued, Elan was entitled to exchange the principal amount of the convertible exchangeable note for additional participation in the joint venture to make our respective equity interests equal. In March 2003, Elan surrendered this right and received from us, as partial consideration, warrants to purchase 75,000 shares of our common stock, exercisable at $10.00 per share until January 21, 2006.

        Pursuant to the original agreements, through December 31, 2002, Elan and we funded the joint venture in proportion to our equity interests in the venture, 19.9% and 80.1%, respectively. We were allowed to draw down on a $7.0 million convertible line of credit provided to us by Elan. We have drawn down on the convertible line of credit in the past and at June 30, 2003, $3.5 million of principal and accrued interest was outstanding. Our ability to borrow further under the convertible line of credit expired on March 27, 2002. This convertible line of credit may not be prepaid without Elan's consent. The holder of the convertible line of credit promissory note also has the right to convert the outstanding principal amount, together with any accrued unpaid interest under such note, into shares of our common stock at $3.41 per share.

        On July 31, 2002, Elan announced a recovery plan that included the divestiture of its business, assets and products that are no longer core. Effective January 1, 2003, Elan no longer funded its pro rata portion of the joint venture's expenses and, after funding ours and Elan's portion of the joint venture's expenses for the first and second quarters of 2003, our equity ownership in the joint venture increased to 83.0% from 80.1%.

        On October 21, 2003, we entered into an agreement with Elan and certain of Elan's affiliates to terminate the joint venture and acquire 100% ownership of Nascime Limited, the joint venture's operating company, established by Elan and us in 1999 to develop controlled release formulations of bicifadine and ocinaplon. In connection with this agreement, among other things, Elan and we agreed to eliminate all material consent rights found in the 1999 stock purchase and license agreements, including Elan's right to consent to a sale of all or any material portion of our properties or assets. Moreover, regarding Elan's new license agreement with Nascime Limited discussed below, Elan surrendered its previous right to terminate the license if a technological competitor of Elan acquires ten percent or more of our voting stock or enters into any joint venture, collaborative, license or other agreement with us to the extent that the competitor is materially engaged in our business or development. The new license agreement also eliminates Elan's consent rights in the case of a investment in our stock by a technological competitor of Elan or a 50% investment by any other investor. The termination agreement ends Elan's involvement in the nearly five-year joint venture established to develop controlled release formulations of bicifadine and ocinaplon.

        Pursuant to the termination agreement, we paid $5.0 million to a subsidiary of Elan in respect of its 17% equity stake in the joint venture. We agreed to indemnify Elan and its affiliates, subject to certain limitations, for claims arising from the past, present and any future activities of the joint venture companies, including activities related to the conduct of the joint venture's clinical trials. Each party waived any rights and released the other parties from any claims arising under certain of the principal joint venture agreements. Elan has also waived its right to nominate and elect a member to our board of directors until at least January 2005 and not to transfer that right to any third party upon any sales of our securities it holds. Elan granted to Nascime Limited, the joint venture's operating company, now wholly owned by us, a new non-exclusive, perpetual, worldwide license to make and sell the two product candidates in controlled release formulations using the Elan intellectual property licensed to the joint venture, including that developed during the venture. The license is royalty free. In connection with the license grant, Elan will be entitled to receive up to an aggregate of $3.0 million when the products are licensed or come to market. If we decide to retain Elan to provide additional development and manufacturing services, we and Elan will have to negotiate appropriate terms under a new agreement.

Biovail Laboratories Incorporated and Biovail Corporation

        In January 2001, we entered into a license, research and development agreement with Biovail to develop, manufacture and market DOV diltiazem. Biovail's license to use DOV diltiazem was exclusive and worldwide in scope. We received an upfront license fee of $7.5 million, plus under the license agreement Biovail funded clinical trial costs. If the agreement had continued we would have been entitled to further payments, if milestones were met, and royalties on sales, if any. In March 2003, following Biovail's receipt of marketing authorization for Cardizem LA, we and Biovail agreed to terminate the license agreement.

        The separation agreement provided for the return to us of the patent license covering DOV diltiazem, a $1.0 million payment by us to Biovail and contingent payments by us to Biovail of $3.0 million upon issuance of marketing authorization for the drug and up to $7.5 million based upon sales, if any. We and Biovail have delivered mutual releases relating to the license agreement. Biovail has agreed to return all confidential information, DOV intellectual property and clinical supporting data and discoveries developed and made during the two-year collaboration. We intend to initiate a Phase I clinical trial of DOV diltiazem during the fourth quarter of 2003. Depending on the results of this trial, we plan to begin a Phase III clinical trial in 2004 comparing our formulation to placebo and a currently marketed diltiazem formulation.

Neurocrine Biosciences, Inc. and Pfizer, Inc.

        In June 1998, we sublicensed indiplon to Neurocrine on an exclusive, worldwide basis for 10 years or, if later, the expiration of the patent covering either the compound or the marketed product, currently, August 2020. At the end of the term, Neurocrine will be deemed to have a fully-paid, royalty-free license to the compound and the marketed product. During the term of the agreement and after payments to our licensor, Wyeth, we are entitled to receive a royalty equal to 3.5% of net sales for the first ten years post launch in a given market and 6% thereafter, if any, and additional net milestone payments of up to approximately $3.9 million exclusive of the $845,000 already paid to us and the share paid and payable to Wyeth.

        In December 2002, we and Neurocrine, together with our licensor Wyeth, agreed to establish three standby licenses, one to Neurocrine from Wyeth in case our license agreement is terminated by reason of our default, another to Neurocrine's partner (subsequently Pfizer, as noted below) from us in case the sublicense agreement with Neurocrine is terminated by reason of Neurocrine's default and a third standby license from Wyeth to Neurocrine's partner in case both Neurocrine and we default in our respective agreements. These provisions assure any new partner with Neurocrine that, should a party or parties above it on the license chain default, it will be able to develop and sell indiplon. If the standby measures are ever used, the Neurocrine partner must first cure any defaults, thus protecting any milestones and royalties owing to us and Wyeth. The standby license in each case is the same as the one issued by the party that defaults.

        Following this agreement on standby licenses, in December 2002, Neurocrine and Pfizer announced a global agreement for the exclusive worldwide development and commercialization of indiplon. Neurocrine and Pfizer are responsible for the research, development and commercialization of indiplon. We have the right to terminate our agreement with Neurocrine, with regard to the entire territory, if Neurocrine terminates the research and development program or halts the research and development program for six months or longer within the United States, other than for reasons relating to regulatory constraints. Likewise, if Neurocrine halts, for six months or longer, or terminates the research and development program in any other country, we have the right to terminate the agreement with respect to that country. If we terminate the agreement due to an uncured breach by Neurocrine, they must transfer to us all information and know-how related to indiplon or the marketed product, and all governmental filings and approvals.

Market Exclusivity, Patent Protection and Intellectual Property

        We believe that establishing and maintaining market exclusivity for our product candidates is critical to our long-term success. We utilize a number of methods to establish and maintain market exclusivity, including taking advantage of statutory market exclusivity provisions, seeking patent protection for our product candidates and otherwise protecting our intellectual property.

The Hatch-Waxman Act

        Under the United States Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, newly approved drugs and indications benefit from a statutory period of marketing exclusivity. Under the Hatch-Waxman Act, the FDA provides marketing exclusivity to the first applicant to gain approval for a particular new drug by prohibiting the filing of an abbreviated NDA, or ANDA, by a generic competitor for up to five years after the drug is first approved. The Hatch-Waxman Act also provides three years of marketing exclusivity for a new indication for an existing drug. This market exclusivity is provided even in the absence of patent protection for the approved drug. If the drug is also claimed in a patent, a third party may file an ANDA four years after the drug is first approved, provided that the third party certifies that the applicable patent is invalid or not infringed.

        Because they appear to be compounds with new active ingredients, we believe ocinaplon, bicifadine and DOV 216,303 will each be eligible for the five-year exclusivity provisions of the Hatch-Waxman Act if they are the first approved drugs containing their active compounds. Because the patent that provides protection for the use of bicifadine for pain and the use of DOV 216,303 for the treatment of depression has expired, these market exclusivity provisions will be of particular importance to the success of these compounds if they are approved by the FDA.

        The Hatch-Waxman Act also permits an extension of up to five years of the term of a patent for new approved products to compensate for patent term lost during the FDA regulatory review process if applied for before patent expiration and if research and development has been sufficiently continuous. Only one patent applicable to any approved drug is eligible for extension under these provisions. In addition, this extension must be applied for after NDA approval of the new drug covered by the patent and before expiration of the patent. We are considering applying for patent term extensions for some of our current patents under the Hatch-Waxman Act to add patent life beyond the expiration date. Since patent term extensions for patent term lost require prior NDA approval, our prospective eligibility for extensions is subject to the expected length of clinical trials and factors involved in the filing and approval of an NDA.

Patents and Intellectual Property Protection

        We seek to protect our rights in the compounds, formulations, processes, technologies and other valuable intellectual property invented, developed, licensed or used by us through a number of methods, including the use of patents, patent extensions and license agreements. We have or have licensed from others eight issued U.S. patents, five of which have expired, including the patent for the use of bicifadine for pain and the use of DOV 216,303 for the treatment of depression and the patent covering ocinaplon.

        The patent that currently provides protection for the use of bicifadine and DOV 216,303 for alcohol, cocaine addiction and addictive disorders is due to expire in December 2011. In 2002, we filed a provisional patent claiming a novel, three-dimensional composition of matter for bicifadine, as well as therapeutic uses and methods of manufacture. A patent was also filed claiming novel controlled release formulations of bicifadine. We intend to file a provisional patent application making additional claims relating to bicifadine.

        The patent covering ocinaplon expired in June 2003. Intermediates useful for manufacturing ocinaplon are currently protected by a patent that is due to expire in February 2007. In 2002, we filed a provisional patent claiming controlled release formulations of ocinaplon.

        A composition of matter patent for indiplon (no. 6,399,621), which falls under our license agreement and our sublicense to Neurocrine, was issued to a former Wyeth subsidiary (American Cyanamid) in June 2002 and is due to expire in August 2020.

        In December 2000, a patent issued covering the compound formulation of DOV diltiazem. This patent is due to expire in April 2018. While we licensed this compound and patent to Biovail in January 2001, as noted above, the license was returned to us in March 2003. Additionally, in May 2001, we filed a patent application covering an additional release characteristic of DOV diltiazem. This application continues to be prosecuted at the USPTO.

        In April 2002, a patent issued covering the composition of matter, use and method of treatment and method of manufacture for DOV 21,947. It is a triple uptake inhibitor under development for the treatment of depression. This patent is due to expire in January 2021.

        In January 2003, a patent issued covering the composition of matter, use and method of manufacture of DOV 102,677, our candidate for the treatment of indications including parkinson's disease, restless leg syndrome and attention deficit disorder. This patent will expire in 2023.

        Regarding DOV 22,047, DOV 51,892 and related molecules, addressing anxiety disorders, we are preparing patent applications covering composition of matter, use and methods of manufacture. We have synthesized additional compounds relating to DOV 51,892 to support additional patent applications.

        In addition to protecting our compounds described above, we intend to supplement our current patents with additional patent applications covering new compositions of matter, uses, methods of manufacture and formulations, as appropriate. Once a basic product patent expires, we may be able to derive commercial benefits, including from:

  •
  later-granted patents on processes or intermediates related to the most economical method of manufacture of the active ingredient of the product;

  •
  patents relating to use; and

  •
  patents relating to special compositions and formulations.

In-Licenses

        In May 1998, we licensed from Wyeth, on an exclusive, worldwide basis, indiplon, bicifadine, ocinaplon and DOV 216,303 for any indication, including insomnia, pain, anxiety and depression. We have the right to develop and commercialize these compounds, including the right to grant sublicenses to third parties, subject to Wyeth's right of first refusal.

        If we sublicense a compound to a third party, we are obligated to pay Wyeth 35% of all payments we receive based upon that compound. This payment drops to 25% if a new drug application has been filed by us before the sublicense grant. These payment obligations are subject to minimum royalties of 2.5% of net sales for indiplon, ocinaplon and DOV 216,303 and 4.5% of net sales for bicifadine, and minimum milestones of $2.5 million for indiplon, ocinaplon and DOV 216,303 and $5.0 million for bicifadine. Our sublicense agreement with Neurocrine is structured so that we can satisfy these minimum milestone obligations. If Wyeth terminates the license upon an uncured breach by us, and by Neurocrine under the standby license, we must transfer all information, data and know-how relating to the products and any government authorizations, in addition to our rights derived from our sublicensees with regard to the products. The agreement expires as to each compound ten years following the launch of each compound in each country. Upon such expiration, with respect to each country we will have a fully paid, royalty-free license with the right to make, use or sell the compounds without any further monetary obligation to Wyeth.

        On October 21, 2003, in connection with termination of the joint venture with Elan, Elan granted to Nascime Limited, the former joint venture operating company, now wholly owned by us, a non-exclusive, royalty free, perpetual, worldwide license to make and sell controlled release formulations of ocinaplon and bicifadine using the Elan intellectual property licensed to the joint venture, including that developed during the venture. We are required to pay Elan milestones, amounting to $1.0 million for ocinaplon and $0.5 million for bicifadine upon license of the products to a third party for development or commercialization, and additional equal amounts upon commercial launch, or an aggregate of $3.0 million upon commercial launch of both products if we do not license the products to a third party. The Elan intellectual property under license includes certain Elan know-how and all Elan patents owned, licensed or controlled by Elan subsequent to the license agreement.

Manufacturing

        We have and will continue to rely on third-party contract manufacturers to produce sufficient quantities of our product candidates for use in our preclinical studies and clinical trials. We also intend to rely on third-party contract manufacturers to produce sufficient quantities for large-scale commercialization. In this regard, we have and will continue to engage those contract manufacturers who have the capability to manufacture drug products in bulk quantities for commercialization.

Marketing and Sales

        We have no sales, marketing or distribution capabilities. In order to commercialize any of our product candidates, we must either acquire or internally develop sales, marketing and distribution capabilities, or make arrangements with third parties to perform these services for us. For these products and other future products, we intend to rely on third parties to perform sales, marketing and distribution services.

Government Regulation

        Regulation by government authorities in the United States and foreign countries is a significant factor in the development, manufacture and marketing of our proposed products and in our ongoing research and product development activities. All our products will require regulatory approval by government agencies prior to commercialization. In particular, human therapeutic products are subject to rigorous preclinical studies and clinical trials and other approval procedures of the FDA and corresponding regulatory authorities in foreign countries. Various federal and state statutes and regulations also govern or influence testing, manufacturing, safety, labeling, storage and record-keeping related to such products and their marketing. The process of obtaining these approvals and the subsequent substantial compliance with appropriate federal and state statutes and regulations require the expenditure of substantial time and financial resources.

        Preclinical studies generally are conducted in laboratory animals to evaluate the potential safety and the efficacy of a drug product. In the United States, drug developers submit the results of preclinical studies to the FDA as a part of an investigational new drug application, or IND, which must become effective before we can begin clinical trials in the United States. An IND becomes effective 30 days after receipt by the FDA unless the FDA objects to it. Typically, clinical evaluation involves a time-consuming and costly three-phase process.

Phase I	Refers typically to closely-monitored clinical trials and includes the initial introduction of an investigational new drug into human patients or normal volunteer subjects. Phase I clinical trials are designed to determine the metabolism and pharmacologic actions of a drug in humans, the side effects associated with increasing drug doses and, if possible, to gain early evidence on effectiveness. Phase I trials also include the study of structure-activity relationships and mechanism of action in humans, as well as studies in which investigational drugs are used as research tools to explore biological phenomena or disease processes. During Phase I clinical trials, sufficient information about a drug's pharmacokinetics and pharmacological effects should be obtained to permit the design of well-controlled, scientifically valid, Phase II studies. The total number of subjects and patients included in Phase I clinical trials varies, but is generally in the range of 20 to 80 people.
Phase II
Refers to controlled clinical trials conducted to evaluate the effectiveness of a drug for a particular indication or indications in patients with the disease or condition under study and to determine the common short-term side effects and risks associated with the drug. These clinical trials are typically well controlled, closely monitored and conducted in a relatively small number of patients, usually involving no more than several hundred subjects.
Phase III
Refers to expanded controlled and uncontrolled clinical trials, also involving patients with the disease or condition under study. These clinical trials are performed after preliminary evidence suggesting effectiveness and safety of a drug has been obtained. They are intended to gather additional information about the effectiveness and safety that is needed to evaluate the overall benefit-risk relationship of the drug and to provide an adequate basis for physician labeling. Phase III trials usually include from several hundred to several thousand subjects.

        The FDA closely monitors the progress of each of the three phases of clinical trials that are conducted in the United States and may, at its discretion, re-evaluate, alter, suspend or terminate the testing based upon the data accumulated to that point and the FDA's assessment of the risk/benefit ratio to the patient. To date we have conducted many of our clinical trials in Europe where they are monitored by the cognizant agency. All clinical trial test design and results, whether the trial is conducted in the United States or abroad, are subject to review by the FDA following IND or NDA filings.

        Once Phase III trials are completed, drug developers submit the results of preclinical studies and clinical trials to the FDA, in the form of an NDA, for approval to commence commercial sales. In response, the FDA may grant marketing approval, request additional information or deny the application if the FDA determines that the application does not meet regulatory approval criteria. FDA approval may not be granted on a timely basis, or at all. Furthermore, the FDA may prevent a drug developer from marketing a product under a label for its desired indications, which may impair commercialization of the product. Similar or related regulatory procedures must also be complied with in countries outside the United States.

        If the FDA approves the new drug application, the drug becomes available for physicians to prescribe in the United States. After approval, the drug developer must submit periodic reports to the FDA, including descriptions of any adverse reactions reported. The FDA may request additional trials to evaluate any adverse reactions or long-term effects.

        In addition to studies requested by the FDA after approval, a drug developer may conduct other trials and studies to explore use of the approved compound for treatment of new indications. The purpose of these trials and studies and related publications is to broaden the application and use of the drug and its acceptance in the medical community.

        We will have to complete an approval process, similar or related to the U.S. approval process, in virtually every foreign target market for our products in order to commercialize our product candidates in those countries. The approval procedure and the time required for approval vary from country to country and may involve additional testing. Foreign approvals may not be granted on a timely basis, or at all. In addition, regulatory approval of prices is required in most countries other than the United States. We face the risk that the resulting prices would be insufficient to generate an acceptable return to us or our collaborators.

Competition

        The pharmaceutical industry is highly competitive and marked by a number of established, large pharmaceutical companies, as well as smaller emerging companies, whose activities are directly focused on our target markets and areas of expertise. Many of our competitors possess greater financial, managerial and technical resources and have established reputations for successfully developing and marketing drugs, all of which put us at a competitive disadvantage. We face and will continue to face competition in the discovery, in-licensing, development and commercialization of our product candidates, which could severely impact our ability to generate revenue or achieve significant market acceptance of our drug candidates. Furthermore, new developments, including the development of other drug technologies and methods of preventing the incidence of disease, such as vaccines, occur in the pharmaceutical industry at a rapid pace. These developments may render our product candidates or technologies obsolete or noncompetitive.

        We have six product candidates in clinical development addressing five different and substantial pharmaceutical markets. These markets are insomnia, anxiety, pain, depression and angina and hypertension. Competition in these markets includes the following drugs and pharmaceutical companies:

Insomnia Market

        Indiplon, our sleep promoting compound sublicensed to Neurocrine and Pfizer, will compete in the sedative market. This market is dominated by Ambien, marketed by Sanofi-Synthélabo, and Sonata, marketed by Elan. Significant market positions are also held by Restoril, now marketed by Mallinckrodt Inc., and Halcion, marketed by Pfizer along with their generic equivalents. Additionally, in early 2003, Sepracor filed an NDA for Estorra (esopiclone), another non-BDZ.

Anxiety Market

        Ocinaplon, our compound for the treatment of anxiety will compete in the anxiolytic market, which includes the BDZs Valium, Xanax, lorazepam and chlordiazepoxide. These drugs, together with BuSpar, marketed by Bristol-Myers Squibb Company, generic buspirone and the newer antidepressants make up the majority of drugs used to treat anxiety.

Pain Market

        Bicifadine, our compound for the treatment of pain targets the analgesic market. A number of pharmaceutical companies sell generic and branded narcotic and non-narcotic prescription analgesics. In the narcotic section of this market, Oxycontin, marketed by Purdue, Duragesic, marketed by Johnson & Johnson, and Vicodin and Vicoprofen, marketed by Abbott, comprised approximately 60% of all non-injectible narcotics sold in the United States in 2001 according to IMS reports. Ultram, marketed by Johnson & Johnson, remained the most dominant selling non-narcotic in 2001, comprising approximately 33% of the non-narcotic analgesic market in 2001 as defined by IMS. A generic version of Ultram, however, has recently become available.

Depression Market

        DOV 216,303 and DOV 21,947, currently under development in-house, will target the antidepressant market, which is dominated by SSRIs, including Prozac, marketed by Eli Lilly and other companies in generic form, as well as Paxil, marketed by GlaxoSmithKline, Zoloft, marketed by Pfizer, and Celexa and Lexapro, marketed by Forest Laboratories and Effexor by Wyeth. SSRIs comprise nearly 75% of the antidepressant market. Other drugs in this market include Wellbutrin, marketed by GlaxoSmithKline, Serzone, marketed by Bristol-Myers Squibb, tricyclics and tetracyclics.

Angina and Hypertension Markets

        DOV diltiazem will compete in the chronic stable angina and hypertension markets. Calcium channel blockers are used in the treatment of both these conditions. The diltiazem class of calcium channel blockers has been utilized extensively in the treatment of chronic stable angina, which is the most prevalent type of angina. Leading branded diltiazem products include Cardizem CD, marketed by Biovail, Tiazac, marketed by Forest in the United States and Biovail elsewhere in the world, and Cartia XT, a branded generic drug, marketed by Andrx. In February 2003, Biovail announced FDA approval for Cardizem(R) LA (long acting), a diltiazem formulation intended for nighttime dosing in the treatment of hypertension, but which holds approval potential for the treatment of angina.

Employees

        As of October 9, 2003, we had 38 employees, consisting of 36 full-time employees and two part-time employee. Of the full-time employees, ten hold Ph.D., M.D. or equivalent degrees. None of our employees is represented by a collective bargaining arrangement, and we believe our relationship with our employees is good.

Facilities

        We currently occupy approximately 11,204 square feet in our executive offices located in Hackensack, New Jersey. Our lease will expire if not renewed in June 2004.

Our Scientific Advisory Board

        Our scientific advisory board advises us with respect to our product development strategy as well as the scientific and business merits of licensing opportunities or acquisition of compounds and the availability of opportunities for collaborations with other pharmaceutical companies. The board consists of a group of highly regarded and experienced scientists and clinicians. We have in the past compensated and in the future intend to compensate scientific advisory board members with stock options pursuant to our 2000 Stock Option and Grant Plan, and a fee for attendance at meetings. We intend to add additional members to the scientific advisory board. The current scientific advisory board members are:

        Robert Cancro, M.D.    is the chairman of our scientific advisory board and one of our co-founders. Since 1976, Dr. Cancro has been professor and chairman of the Department of Psychiatry at New York University School of Medicine, Director of Psychiatry at New York University Hospital and director of the Nathan S. Kline Institute for Psychiatric Research. Prior to 1976, Dr. Cancro was a professor in the Department of Psychiatry at the University of Connecticut Health Center. Dr. Cancro is a widely published, internationally recognized psychiatrist and educator, having received numerous honors and awards. He is on the editorial board of several scientific journals and is an examiner for the American Board of Psychiatry and Neurology Inc. Dr. Cancro is a Fellow of the American Psychiatric Association, the American College of Psychiatrists and the American College of Physicians. He is also a member of the Expert Advisory Panel on Mental Health for the World Health Organization and the Research Advisory Committee of the United States Secret Service. Dr. Cancro is president and a director of the International Committee Against Mental Illness and Chairman of the Section on Psychiatric Rehabilitation of the World Psychiatric Association.

        Morton E. Goldberg, D.Sc.    is a director of several biopharmaceutical companies, including Exocell, Inc. and Procyon Pharmaceuticals, Inc. He is also a member of the scientific advisory boards of Adolor Corporation, Arena Pharmaceuticals, Inc., and InKine Pharmaceutical Company, Inc. From 1991 to 1996, Dr. Goldberg was Clinical Professor of Pharmacology and Experimental Therapeutics in the Department of Pharmacology at the University of Pennsylvania School of Medicine where he served as a liaison in development of collaborative research programs between faculty and the pharmaceutical and biotechnology industry. From 1984 to 1991, Dr. Goldberg served as Senior Vice President of Research, Development and Regulatory Affairs at ICI Pharmaceuticals Group and corporate vice president at ICI Americas, now AstraZeneca PLC. From 1977 to 1984, he was Vice President of Biomedical Research at ICI Pharmaceuticals Group. Previously, he was Director of Pharmacology at the Squibb Institute for Medical Research and prior thereto, Director of Pharmacodynamics at the Warner Lambert Research Institute.

        Larry Stein, Ph.D.    is a professor in the Departments of Pharmacology and Psychiatry and Human Behavior and chief scientific officer, corporate affairs and initiatives in the College of Medicine at the University of California, Irvine. From 1979 to 2000, he was the Department Chair of Pharmacology at UC Irvine. Dr. Stein was senior research scientist and head of the Psychopharmacology Department at Wyeth Laboratories from 1959 to 1979. In the same period, he served as adjunct professor in the Psychology Department at Bryn Mawr College and the Departments of Psychology and Psychiatry at the University of Pennsylvania. Dr. Stein is a world renowned neuropsychopharmacologist and has served as a consultant for several pharmaceutical companies, including Wyeth, Schering-Plough, American Cyanamid, Syntex, CoCensys, Aderis Pharmaceuticals, and Afecta Pharmaceuticals.

        David H. Farb, Ph.D.    is a molecular pharmacologist and neuroscientist and serves as professor and chairman of the Department of Pharmacology and Experimental Therapeutics at Boston University School of Medicine. He served previously as Professor of Anatomy and Cell Biology and head of the Molecular Pharmacology Research Program at SUNY Downstate Medical Center. Dr. Farb's accomplishments include selection as the Fogarty Senior International Fellow at the Molecular Genetics Unit of the Medical Research Council (Cambridge, UK), membership in the Harvey Society, participation in the panel of Independent Assessors of the National Health and Medical Research Council of the Commonwealth of Australia and service on the Executive Committee at Boston University Medical School. Dr. Farb was elected chair of the Section of Biological Sciences and founded the Section of Neuroscience at the New York Academy of Sciences.

        Arvid Carlsson, M.D., Ph.D.    is a world renowned neuropharmacologist and the recipient of numerous prizes and awards, including the Nobel Prize and the Legion of Honour. Dr. Carlsson has been Professor Emeritus at the University of Gothenburg, Sweden since 1989. Prior to that, he was Professor, Pharmacology Department, University of Gothenburg since 1959 and served as chairman from 1959 to 1976. He has conducted groundbreaking research in the areas of depression, schizophrenia and Parkinson's disease.

        Roger Guillemin, M.D., Ph.D.    is a Nobel laureate and distinguished professor at The Salk Institute. Dr. Guillemin received the Nobel Prize for his work on brain hormones, which brought to light an entirely new class of hormones important in regulating growth, development, reproduction and stress response. Drugs based upon these molecules are used for the management or treatment of infertility, precocious puberty, dwarfism, diabetes and prostate cancer. He has served on several committees of the National Institutes of Health, as President of the Endocrine Society and is a member of the National Academy of Sciences, and of several other foreign academies.

MANAGEMENT

Executive Officers and Directors

        The following table provides information about our directors, executive officers and key employees.

Name	Age	Position
Arnold S. Lippa, Ph.D.	56	Co-Chairman of the Board, Chief Executive Officer, Secretary and Director
Bernard Beer, Ph.D.	71	Co-Chairman of the Board, President and Director
Phil Skolnick, Ph.D., D.Sc. (hon)	56	Senior Vice President, Research and Chief Scientific Officer
Warren Stern, Ph.D.	59	Senior Vice President, Drug Development
Barbara G. Duncan	38	Vice President, Finance, Chief Financial Officer and Treasurer
Robert Horton	63	Vice President, General Counsel
Zola Horovitz, Ph.D.	68	Director
Patrick Ashe	40	Director
Daniel S. Van Riper	63	Director

        Arnold S. Lippa, Ph.D. is a co-founder and has served as our Chief Executive Officer since our inception in April 1995. Dr. Lippa also serves as our Secretary and is a director and co-chairman of our board of directors. Dr. Lippa also serves as director and chairman of Nascime Limited, a company initially formed in connection with the Elan joint venture that is now wholly owned by us. Prior to founding DOV in 1995, Dr. Lippa founded Fusion Associates, Ltd., an investment and management company specializing in the creation and management of biomedical companies. Dr. Lippa served as Fusion's managing director from 1991 to 1995. From 1989 through 1990, Dr. Lippa served as Vega Biotechnologies, Inc.'s chairman and chief executive officer. In 1984, Dr. Lippa co-founded Praxis Pharmaceuticals, Inc. and served as president and chief operating officer until 1988. Prior to 1985, he served as Director of Molecular Neurobiology and held other positions at American Cyanamid. In addition, Dr. Lippa has consulted for various pharmaceutical and biotechnology companies and has been a graduate faculty professor at the New York University School of Medicine and the City University of New York. He received his B.A. from Rutgers University in 1969 and his Ph.D. in psychobiology from the University of Pittsburgh in 1973.

        Bernard Beer, Ph.D. is a co-founder and has served as our President, director and co-chairman of our board of directors since our inception in April 1995. Dr. Beer also serves as a director of Nascime Limited, a company initially formed in connection with the Elan joint venture that is now wholly owned by us. From 1977 to 1995, Dr. Beer was employed by American Cyanamid, now Wyeth, and served as its Global Director of Central Nervous System Biological and Clinical Research. Dr. Beer has extensive experience in pharmaceutical research starting at Squibb Corporation from 1966 to 1976 where he was section head, Neuropsychopharmacology. He is currently an Adjunct Professor of Psychiatry at the New York University School of Medicine and a Special Professor in Pharmacology at Boston University Medical School. Dr. Beer received his B.A. from Brooklyn College in 1956 and his M.S. and Ph.D. from The George Washington University in 1961 and 1966, respectively.

        Phil Skolnick, Ph.D., D.Sc. (hon) joined us in January 2001 and serves as our Senior Vice President, Research and Chief Scientific Officer. Prior to joining us, Dr. Skolnick served as a Lilly Research Fellow (Neuroscience) at Eli Lilly & Company from January 1997 to January 2001 where he spearheaded several innovative programs in drug discovery. From 1986 to August 1997, he served as Senior Investigator and Chief, Laboratory of Neuroscience, at the National Institutes of Health.

Dr. Skolnick served as a Research Professor of Psychiatry at the Uniformed Services University of the Health Sciences from 1989 to 1998. He is currently an Adjunct Professor of Anesthesiology at The Johns Hopkins University, an Adjunct Professor of Pharmacology and Toxicology at Indiana University School of Medicine and Research Professor of Psychiatry at New York University School of Medicine. Dr. Skolnick is an editor of Current Protocols in Neuroscience and also serves on the editorial advisory boards of the European Journal of Pharmacology Cellular and Molecular Neurobiology, the Journal of Molecular Neuroscience and Pharmacology, Biochemistry & Behavior. He received a B.S. (summa cum laude) from Long Island University in 1968 and his Ph.D. from The George Washington University in 1972. Dr. Skolnick was awarded the D.Sc. honoris causa from Long Island University in 1993 and the University of Wisconsin-Milwaukee in 1995.

        Warren Stern, Ph.D. joined us as a consultant in September 2003 and, starting in December 2003, will join us full-time as Senior Vice President, Drug Development. At present, he is Senior Vice President of Scientific and Medical Services at PAREXEL International Corporation, a major contract research organization, or CRO, where he has worked for the past five and one-half years. Dr. Stern has also held senior level positions in clinical research at Cato Research Ltd., a CRO, Forest Laboratories, Inc. and earlier, Burroughs Wellcome Co. Previously, Dr. Stern was President and CEO of Pharmatec Inc., a CNS-oriented drug delivery company. He is has also founded two drug delivery companies, Research Triangle Pharmaceuticals and Nobex, Inc. Dr. Stern has over 25 years' experience in drug development in CNS and other fields. He directed the successful NDA submissions of bupropion (Wellbutrin) and citalopram (Celexa). He has performed preclinical studies and clinical trials in psychopharmacology and published some 90 papers describing the results of his research in animal pharmacology and CNS-oriented clinical trials. Dr. Stern is the inventor on six patents, including patents related to CNS products, and two drug delivery systems. He received his Ph.D. in psychopharmacology from Indiana University in 1969 and completed postdoctoral fellowships at Boston State Hospital and at the Worcester Foundation for Experimental Biology.

        Barbara G. Duncan joined us in August 2001 and serves as our Vice President, Finance and Chief Financial Officer and Treasurer. Prior to joining us, Ms. Duncan served as a vice president of Lehman Brothers Inc. in its corporate finance division from August 1998 to August 2001, where she provided financial advisory services primarily to companies in the life sciences and general industrial industries. From September 1994 to August 1998, Ms. Duncan was an associate and director at SBC Warburg Dillon Read, Inc. in its corporate finance group, where she focused primarily on structuring mergers, divestitures and financings for companies in the life sciences and general industrial industries. She also worked for PepsiCo, Inc. from 1989 to 1992 in its international audit division, and was a certified public accountant in the audit division of Deloitte & Touche from 1986 to 1989. Ms. Duncan received her B.S. from Louisiana State University in 1985 and her M.B.A. from the Wharton School, University of Pennsylvania, in 1994.

        Robert Horton joined us in August 2002 and serves as Vice President and General Counsel. Prior to joining us, Mr. Horton served with Goodwin Proctor LLP from 2001 - 2003 and with Friedman Siegelbaum LP from 1996 - 2001, in their New York law offices. Prior thereto, Mr. Horton served with Balber Pickard et. al. (formerly, Stults Balber Horton and Slotnick) in New York City. He has served in the JAGC Corps and in New Jersey and New York City government, practiced corporate and securities law for over 25 years and represented us since shortly after our formation. He was graduated Beta Gamma Sigma from the University of Virginia in 1961 and Order of the Coif from the University of Chicago, where he received his law degree, in 1964. He is a member of the California and New York bars.

        Zola Horovitz, Ph.D. has been a member of our board of directors since our inception in April 1995. Dr. Horovitz currently is a consultant to the pharmaceutical and biotechnology industries and serves as a director of Diacrin, Inc., BioCryst Pharmaceuticals, Inc., Palatin Technologies, Inc., Avigen, Inc., Genaera Pharmaceuticals, Inc. and Paligent, Inc. Before joining us, Dr. Horovitz served

35 years in various managerial and research positions at Bristol-Myers Squibb and its affiliates. At Bristol-Myers Squibb, Dr. Horovitz served as Vice President, Business Development and Planning from 1991-1994, Vice President, Licensing in 1990, and Vice President, Research, Planning and Scientific Liaison from 1985-1989. Dr. Horovitz received a B.S. in Pharmacy and his M.S. and Ph.D. in Pharmacology from the University of Pittsburgh in 1955, 1958 and 1960 respectively.

        Patrick Ashe has been a member of our board of directors since January 1999. He currently serves as Senior Vice President, Business Development at Athpharma, Ltd. From May 1994 to November 2001, Mr. Ashe served as Vice President, Commercial Development at Elan Pharmaceutical Technologies, a division of Elan Corporation, plc. Additionally, from January 1999 to November 2001, Mr. Ashe served as co-manager, and currently serves as a director, of Nascime Limited, a company initially formed in connection with the Elan joint venture that is now wholly owned by us. Mr. Ashe graduated from University College Dublin with a B.Sc. in pharmacology in 1985 and completed his M.B.A. at Dublin City University's Business School in 1994.

        Daniel S. Van Riper became a member of our board of directors in March 2002. Mr. Van Riper is also a director of Millennium Chemicals Inc., where he serves on the audit and compensation committees, a director of Hubbell Incorporated, where he serves on the finance committee, and a director of Globecomm Systems, Inc. and New Brunswick Scientific Co., Inc., where he serves as chairman of their respective audit committees. Mr. Van Riper currently serves as Special Advisor to Sealed Air Corporation, where he previously served as Senior Vice President and Chief Financial Officer from July 1998 to January 2002. Previously, Mr. Van Riper was a partner of KPMG LLP, where he worked from June 1962 to June 1998. Mr. Van Riper graduated with high honors and a B.S. in accounting and completed his M.B.A. in economics and finance from Rutgers University. Mr. Van Riper, a Certified Public Accountant, is a member of the American Institute of Certified Public Accountants and Beta Gamma Sigma, national honorary business fraternity.

Board Composition

        Our board of directors is divided into three classes, each of whose members serve for a staggered three-year term. Our board of directors consists of one Class I director, Mr. Van Riper, whose term of office will continue until the 2006 annual meeting of stockholders, two Class II directors, Drs. Horovitz and Beer, whose term of office will continue until the 2004 annual meeting of stockholders, and two Class III directors, Dr. Lippa and Mr. Ashe, whose term of office will continue until the 2005 annual meeting of stockholders. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. We currently have one vacancy on our board of directors in Class 1.

        For so long as EIS holds a majority of the issued and outstanding shares of series B preferred stock and owns at least 10% of our outstanding capital stock, from and after January 22, 2005, EIS will be entitled to nominate and elect one director to our board of directors and, to the extent that EIS does not have a designee sitting on our board in accordance with the rights granted to it, EIS is entitled to appoint an observer to our board of directors. Under the terms of the series B preferred stock, the director elected by EIS will have a vote that is equal at all times to 9.9% of all votes that may be cast by the board. EIS's right to nominate and elect a member to our board of directors is not transferable to any third party upon any sales of our securities it holds.

        In connection with our July 2, 2003, private placement of common stock and warrants to purchase common stock to a group of funds managed by OrbiMed Advisors, LLC, the purchasers of such shares and warrants are entitled to nominate a representative to be a member of our board of directors and we are required to take all reasonable steps for such nominee to be affirmatively voted in as a member of our board of directors. Until such time as the purchasers' nominee is elected to our board of directors, the nominee has been granted certain board observer rights. The initial nominee of the purchasers, who has been approved by us, is Mr. Jonathan Silverstein.

Board Committees

Audit Committee

        We have an established audit committee comprised solely of non-management directors. The audit committee determines the selection and retention of our independent auditors, reviews the scope and results of audits, submits appropriate recommendations to the board of directors regarding audits, reviews our internal controls and is responsible for reviewing filings with the Securities and Exchange Commission and releases containing our financial statements. The current members of the audit committee are Patrick Ashe, Zola Horovitz and Daniel Van Riper (chairman). The audit committee met three times during the last fiscal year and has met four times during 2003.

Compensation Committee

        The compensation committee reviews and approves the compensation of our executive officers and directors, carries out duties under our incentive compensation plans and other plans approved by us as may be assigned to the committee by the board of directors and makes recommendations to the board of directors regarding these matters. The current members of the compensation committee are Zola Horovitz (chairman) and Daniel Van Riper. The compensation committee met or acted by unanimous written consent six times during the last fiscal year and has met three times during 2003.

Search Committee

        This committee has the responsibility of identifying and recommending a director to fill the existing board vacancy. It may also make recommendations regarding an increase in board size. Its members are Zola Horovitz (chairman) and Arnold Lippa. It met twice during the last fiscal year and twice in 2003.

Director Compensation

        Our outside directors each receive $4,000 for each quarterly board meeting in which they participate. In 2002, Mr. Van Riper received a nonqualified stock option to purchase 24,300 shares of our common stock at an exercise price of $6.17 per share. These options will become exercisable in equal (25%), annual installments after the completion of each full year of service following such grant. Our compensation committee members receive $1,000 for each meeting in which they participate and the chairman of the compensation committee receives an additional $500 per quarter. Our audit committee members receive $1,000 for each meeting in which they participate and the chairman of the audit committee receives an additional $3,000 for each meeting in which he participates, up to a maximum of $12,000 annually. We have agreed to reimburse our directors for their reasonable expenses incurred in attending meetings of the board of directors and its committees.

Executive Compensation

        The following table sets forth certain compensation information for the years indicated as to our CEO and the four additional most highly compensated executive officers plus Mr. Stephen Petti, a former officer of the Company, based on salary and bonus for the fiscal year ended December 31, 2002.

SUMMARY COMPENSATION TABLE

Long-Term Compensation Awards
Annual Compensation
Name and Principal Position				Securities Underlying Options	All Other Compensation
	Year	Salary	Bonus(1)
Arnold S. Lippa, Ph.D.(2) Chariman and Chief Executive Officer	2002 2001	$296,154 260,577	$110,000 150,000	— —	$30,218 23,308
Bernard Beer, Ph.D.(3) Co-Chairman and President	2002 2001	296,154 260,577	110,000 150,000	— —	27,229 30,423
Phil Skolnick, Ph.D., D.Sc. (hon)(4) Senior Vice President, Research and Chief Scientific Officer	2002 2001	250,000 230,769	40,000 —	405,000	8,100 9,847
Barbara G. Duncan(5) Vice President, Finance, Chief Financial Officer and Treasurer	2002 2001	235,288 82,212	75,000 —	— 364,500	8,100 2,571
Paul Schiffrin(6) Vice President, Corporate Services	2002 2001	174,493 140,288	10,000 10,000	21,200 8,100	— —
Stephen Petti(7) Vice President, Drug Development	2002 2001	147,115 221,154	15,000 16,250	24,300 153,900	161,474 4,500

(1)
Does not reflect bonuses paid to Drs. Lippa, Beer, Skolnick, Mr. Schiffrin and Ms. Duncan, in the amount of $50,000, $50,000, $30,000, $5,000 and $30,000, respectively, in 2003.

(2)
$100,000 of bonus granted for work on our April 2002 initial public offering. All other compensation represents $16,800 and $18,405 in 2002 and 2001 for automobile allowance and $13,418 and $4,903 in 2002 and 2001, for insurance premiums.

(3)
$100,000 of bonus granted for work on our April 2002 initial public offering. All other compensation represents $16,800 and $16,518 in 2002 and 2001 for automobile allowance and $10,429 and $13,905 in 2002 and 2001, for insurance premiums.

(4)
Bonus granted for work on our April 2002 intial public offering. All other compensation represents automobile allowance.

(5)
Bonus granted for work on our April 2002 intial public offering. All other compensation represents automobile allowance. Ms. Duncan joined us effective August 20, 2001.

(6)
Mr. Schiffrin went on long-term disability with our insurance carrier in February 2003 and has since terminated his employment with us.

(7)
Mr. Petti resigned effective August 1, 2002. All other compensation represents $128,474 in 2002 for a lump sum severance payment upon his resignation, $30,000 for consulting services provided after his resignation and $3,000 and $4,500 in 2001 and 2002, respectively, for automobile allowance.

Option Grants In Last Fiscal Year and Option Values at Fiscal Year End

        The following table provides information regarding stock options granted for the calendar year ended December 31, 2002, to the CEO and other officers for whom compensation information is given in the Summary Compensation Table. All options were granted under the 2000 Stock Option and Grant Plan.

	Individual Grants(1)
						Potential Realizable Value at Assumed Annual Rate of Stock Price Appreciation for Option Term(1)
		Percentage of Total Options Granted to Employees in Fiscal Year
	Number of Securities Underlying Options Granted			Market Price on Date of Grant ($)
Name			Exercise Price Per Share ($)		Expiration Date
						0%	5%	10%
Paul Schiffrin(2)	21,200(4)	3.08	7.30	7.30	5/07/12	$0	$72,770	$196,989
Stephen Petti(3)	24,300(4)	3.50	7.30	7.30	8/01/03	$0	$0	$0

(1)
The percentage of total options set forth below is based on options to purchase an aggregate of 687,240 shares of common stock granted to employees in 2002. Potential realizable values are based on our closing price per share as of December 31, 2002, net of exercise price, but before taxes associated with exercise. Amounts represent hypothetical gains that could be achieved for the options if exercised at the end of the option term. The assumed 0%, 5% and 10% rates of stock appreciation are provided in accordance with SEC rules and do not represent our estimate or projection of the future common stock price. Actual gains if any on stock option exercise will be dependent on the future performance of our common stock as well as the optionee's continued employment through the vesting period. The amounts reflected in these columns may not be achieved.

(2)
Mr. Schiffrin went on long-term disability with our insurance carrier in February 2003 and has since terminated his employment with us.

(3)
Mr. Petti resigned effective August 1, 2002.

(4)
Options vest 25% in annual installments after the completion of each full year of employment following the grant. None of Mr. Petti's options granted during 2002 were outstanding as of December 31, 2002, as these were not accelerated and thus not vested.

Option Exercises and Fiscal Year-End Option Values

        The following table sets forth certain information as of December 31, 2002, regarding options held by the CEO and other officers for whom compensation information is given in the Summary Compensation Table.

	Number of Securities Underlying Unexercised Options at Fiscal Year-End(1)		Value ($) of Unexercised in-the-Money Options at Fiscal Year-End(2)
Name	Number Exercisable	Number Unexercisable	Value ($) Exercisable	Value ($) Unexercisable
Arnold S. Lippa, Ph.D.	210,600	—	870,080	—
Bernard Beer, Ph.D.	210,600	—	870,080	—
Phil Skolnick, Ph.D. D. Sc. (hon)	236,250	168,750	950,250	678,750
Barbara Duncan.	—	364,500	—	1,016,100
Paul Schiffrin	108,844	25,756	476,919	12,701
Stephen Petti(3)	261,400	—	1,005,193	—

(1)
Includes both in-the money and out-of-the-money options.

(2)
Fair value of DOV's common stock at December 31, 2002 ($6.80 based on the closing sales price reported on Nasdaq) less the exercise price.

(3)
Mr. Petti resigned on August 1, 2002. As part of his severance we agreed to accelerate 40,000 of his options that had an exercise price of $4.01 per share and extended the exercise date of the options for an additional nine months from the term allowed under the 1998 stock option and the 2000 stock option and grant plans.

Benefit Plans

  1998 Stock Option Plan

        Our 1998 Stock Option Plan, adopted by our board of directors and approved by our stockholders in September 1998, provided for the issuance of 2,025,000 shares of our common stock. As of July 2, 2003, options to purchase 849,700 shares of our common stock were outstanding under our 1998 Stock Option Plan. Options to purchase an aggregate of 293,210 shares of common stock have been exercised under our 1998 Stock Option Plan. Generally, options granted under our 1998 Stock Option Plan vest 50% six months from the date of grant and 50% eighteen months from the date of grant. All options generally terminate on the tenth anniversary of the date of grant. In the event of a change in control, all options will become immediately exercisable. The Compensation Committee administers the 1998 plan. We will not make any additional grants under our 1998 Stock Option Plan.

  Stock Option Grant to Phil Skolnick

        In connection with the commencement of Dr. Skolnick's employment with us in January 2001, we granted him stock options to acquire 405,000 shares of our common stock at an exercise price of $2.78 per share (as adjusted for our subsequent 1.62-for-1 stock split). Dr. Skolnick's options vest as follows: 50% on July 19, 2002 and ratably thereafter over the next six quarters. Although Dr. Skolnick's 405,000 options were not granted under our 1998 Stock Option Plan or our 2000 Stock Option and Grant Plan, the options were charged against the total number of options available for future grants under our 2000 Stock Option and Grant Plan. As of July 2, 2003, 365,000 of these options were outstanding.

  2000 Stock Option and Grant Plan

        Our board of directors adopted, and our stockholders approved, our 2000 Stock Option and Grant Plan in November 2000. In May 2003, our stockholders approved an amendment to our 2000 Stock Option and Grant Plan to increase the number of shares authorized for grant by 500,000 shares. The 2000 Stock Option and Grant Plan now provides for the issuance of up to 2,192,090 shares of common stock plus that number of shares of common stock underlying any future termination, cancellation or reacquisition of options granted under the 1998 Stock Option Plan. Additionally, if any of the 405,000 options granted to Dr. Skolnick are terminated, canceled or otherwise reacquired by us, that number of reacquired shares will also become available for issuance under the 2000 Stock Option and Grant Plan. As of July 2, 2003, options to purchase 1,325,528 shares of common stock were outstanding and 705,896 shares of common stock were available for future grants under the 2000 Stock Option and Grant Plan. Options to purchase an aggregate of 160,666 shares of common stock have been exercised under our 2000 Stock Option and Grant Plan. Our compensation committee will administer the 2000 Stock Option and Grant Plan.

        Under the 2000 Stock Option and Grant Plan, our compensation committee may:

  •
  grant incentive stock options;

  •
  grant non-qualified stock options;

  •
  grant stock appreciation rights;

  •
  issue or sell common stock with or without vesting or other restrictions; and

  •
  grant common stock upon the attainment of specified performance goals.

        These grants and issuances may be made to our officers, employees, directors, consultants, advisors and other key persons.

        Our compensation committee has the right, in its discretion, to select the individuals eligible to receive awards, determine the terms and conditions of the awards granted, accelerate the vesting schedule of any award and generally administer and interpret the 2000 Stock Option and Grant Plan.

        The exercise price of options granted under the 2000 Stock Option and Grant Plan is determined by our compensation committee. Under present law, incentive stock options and options intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986 may not be granted at an exercise price less than the fair market value of our common stock on the date of grant, or less than 110% of the fair market value in the case of incentive stock options granted to optionees holding more than 10% of our voting power.

        Non-qualified stock options may be granted under the 2000 Stock Option and Grant Plan at prices that are less than the fair market value of the underlying shares on the date granted. Options are typically subject to vesting schedules, terminate 10 years from the date of grant and may be exercised for specified periods after the termination of the optionee's employment or other service relationship with us. Upon the exercise of options, the option exercise price must be paid in full either in cash or by certified or bank check or other instrument acceptable to the committee or, in the sole discretion of the committee, by net equity cashless exercise or delivery of shares of common stock that have been owned by the optionee free of restrictions for at least six months.

        Restricted stock awards may be granted to eligible service providers at the compensation committee's discretion. The compensation committee determines the terms of restricted stock awards and a restricted stock agreement may give us the option, or impose an obligation, to repurchase some or all of the shares of restricted stock held by a grantee upon the termination of the grantee's employment or other service relationship with us. Restricted stock awards will vest at a rate determined by the compensation committee and may be granted without restrictions.

        Stock appreciation rights may be granted to eligible service providers at the compensation committee's discretion. Stock appreciation rights entitle the optionee to elect to receive an amount of cash or shares of stock or a combination thereof having a value equal to the excess of the value of the stock on the date of exercise over the exercised price of the award. The terms of the stock appreciation rights will be determined by the compensation committee. Stock appreciation rights will generally terminate upon the termination of an optionee's employment or other service relationship with us.

        The 2000 Stock Option and Grant Plan and all awards granted under the plan will terminate upon a merger, reorganization or consolidation, the sale of all or substantially all of our assets or all of our outstanding capital stock or a liquidation or other similar transaction, unless we and the other parties to such transactions have agreed otherwise. All participants under the 2000 Stock Option and Grant Plan will be permitted to exercise before any such termination of all awards held by them that are then exercisable or will become exercisable upon the closing of the transaction. Under employment agreements with executive officers vesting may be accelerated in connection with a change of control.

Employment Agreements

        We have entered into employment agreements with each of the following employees on the following material terms:

        Arnold S. Lippa, Ph.D.    We have entered into an employment agreement with Dr. Lippa, which provides for his employment as CEO until December 10, 2004. Dr. Lippa's base compensation was $296,154 for 2002, and during each subsequent year his base compensation will increase by at least 10% annually. The agreement provides for benefits, the reimbursement of expenses and the payment of incentive compensation, which will be determined by our board of directors in its sole discretion. Additionally, if we should merge or consolidate with or into an unrelated entity, sell all or substantially all our assets, or enter into a transaction or series of transactions with the result that 51% or more of our capital stock is transferred to one or more unrelated third parties, Dr. Lippa is entitled to receive a bonus equal to 2% of the gross proceeds of such sale (as defined in the agreement). We are obligated to continue to pay Dr. Lippa his base and incentive compensation and to continue his benefits for a period of nine months if he is terminated upon becoming disabled or for a period of 90 days upon his death. If Dr. Lippa terminates his employment with us for good reason, or within six months of a change of control, or if we terminate Dr. Lippa without cause, he is entitled to receive his base and incentive compensation and the continuation of all benefits for two years from the date of termination, and all stock options granted to him will immediately vest. The agreement also requires Dr. Lippa to refrain from competing with us and from soliciting our clients and customers for the duration of his employment and for a period following employment equal to the length of time we make severance payments to him.

        Bernard Beer, Ph.D.    We have entered into an employment agreement with Dr. Beer, which provides for his employment as President until December 10, 2004. Dr. Beer's base compensation was $296,154 for 2002, and during each subsequent year his base compensation will increase by at least 10% annually. The agreement provides for benefits, the reimbursement of expenses and the payment of incentive compensation, which will be determined by our board of directors in its sole discretion. Additionally, if we should merge or consolidate with or into an unrelated entity, sell all or substantially all of our assets, or enter into a transaction or series of transactions with the result that 51% or more of our capital stock is transferred to one or more unrelated third parties, Dr. Beer is entitled to receive a bonus equal to 2% of the gross proceeds of such sale (as defined in the agreement). We are obligated to continue to pay Dr. Beer his base and incentive compensation and to continue his benefits for a period of nine months if he is terminated upon becoming disabled or for a period of 90 days upon his death. If Dr. Beer terminates his employment with us for good reason, or within six months of a change of control, or if we terminate Dr. Beer without cause, he is entitled to receive his base and incentive compensation and the continuation of all benefits for two years from the date of termination, and all stock options granted to him shall immediately vest. The agreement also requires Dr. Beer to refrain from competing with us and from soliciting our clients and customers for the duration of his employment and for a period following employment equal to the length of time we make severance payments to him.

        Phil Skolnick, Ph.D., D.Sc.(hon)    In connection with his employment by us in January 2001, we entered into an employment agreement with Dr. Skolnick, which provides for his employment as Vice President, Research and Chief Scientific Officer until January 19, 2004. Under the agreement, we will pay Dr. Skolnick base compensation of at least $250,000 per year. The agreement provides for benefits, the reimbursement of expenses and the payment of incentive compensation, which will be determined by our board of directors in its sole discretion. Additionally, upon the commencement of Dr. Skolnick's employment, we granted him options to purchase 405,000 shares of our common stock (adjusted for subsequent 1.62-for-1 stock split) at an exercise price of $2.78 (as so adjusted). The options vest 50% on July 19, 2002 and will continue to vest ratably thereafter over the next six quarters. We are obligated to continue to pay Dr. Skolnick his base and incentive compensation and to continue his benefits for a period of nine months if he is terminated upon becoming disabled or for a period of 90 days upon his death. If Dr. Skolnick terminates his employment with us for good reason, or within six months of a change of control, or if we terminate Dr. Skolnick without cause, he is entitled to receive his base compensation for three years from the date of termination and all stock options granted to him will immediately vest. The agreement also requires Dr. Skolnick to refrain from competing with us and from soliciting our customers and clients for the duration of his employment and for a period following employment equal to the length of time we make severance payments to him.

        Warren Stern, Ph.D.    In connection with his engagement in September 2003, Dr. Stern and we entered into a consulting agreement and an employment agreement. The employment agreement provides for Dr. Stern to serve as Senior Vice President, Drug Development until September 10, 2006. Under the consulting agreement, pending commencement of full-time employment, we will pay Dr. Stern at a rate of $1,000 per day up to a maximum of $45,000. Under the employment agreement, once Dr. Stern commences full-time employment in December 2003, we will pay him $300,000 per year. The employment agreement provides for benefits, the reimbursement of expenses and the payment of incentive compensation, which will be determined by our board of directors in its sole discretion. Additionally, as of September 10, 2003, we granted Dr. Stern options to purchase 285,000 shares of our common stock at an exercise price of $15.36. The options vest 50% on the 18-month anniversary of Dr. Stern's commencement of full-time employment, with the remainder vesting ratably, on quarterly basis, over the next 18 months. We are obligated to continue to pay Dr. Stern his base and incentive compensation and to continue his benefits for a period of nine months if he is terminated upon becoming disabled or for a period of 90 days upon his death. If Dr. Stern terminates his employment with us for good reason, or within six months of a change of control, or if we terminate Dr. Stern without cause, he is entitled to receive his base compensation for three years from the date of termination and all stock options granted to him will immediately vest. The employment agreement also requires Dr. Stern to refrain from competing with us and from soliciting our customers and clients for the duration of his employment and for a period following employment equal to the time we make severance payments to him.

        Paul Schiffrin.    We entered into an employment agreement with Mr. Schiffrin, which provided for his employment as Vice President, Corporate Services. Mr. Schiffrin went on long term disability in February 2003 and has since terminated his employment with us. Under the agreement, we agreed to pay Mr. Schiffrin base compensation of at least $180,000 per year. The agreement provided for benefits, the reimbursement of expenses and the payment of incentive compensation, to be determined by our board of directors in its sole discretion. Mr. Schiffrin qualified for long term disability through our insurance carrier upon his departure.

        Barbara G. Duncan.    In connection with her employment by us in August 2001, we entered into an employment agreement with Ms. Duncan, which provides for her employment as Vice President, Finance and Chief Financial Officer until August 20, 2004. Under the agreement, we will pay Ms. Duncan base compensation of at least $225,000 per year. The agreement provides for benefits, the reimbursement of expenses and the payment of incentive compensation, which will be determined by our board of directors in its sole discretion. Additionally, upon the commencement of Ms. Duncan's employment, we granted her options to purchase 364,500 shares of our common stock (adjusted for subsequent 1.62-for-1 stock split) at an exercise price of $4.01 (as so adjusted). The options vested 50% on February 20, 2003 and will continue to vest ratably thereafter over the next six quarters. We are obligated to continue to pay Ms. Duncan her base and incentive compensation and to continue her benefits for a period of nine months if she is terminated upon becoming disabled or for a period of 90 days upon her death. If Ms. Duncan terminates her employment with us for good reason, or within six months of a change of control, or if we terminate Ms. Duncan without cause, she is entitled to receive her base compensation for three years from the date of her agreement and all stock options granted to her will immediately vest. The agreement also requires Ms. Duncan to refrain from competing with us and from soliciting our customers and clients for the duration of her employment and for a period following employment equal to the length of time we make severance payments to her.

        J. Robert Horton.    In connection with his employment by us in August 2002, we entered into an employment agreement with Mr. Horton, which provides for his employment as Vice President and General Counsel until August 12, 2005. Under the agreement, we will pay Mr. Horton base compensation of at least $250,000 per year. The agreement provides for benefits, the reimbursement of expenses and the payment of incentive compensation, which will be determined by our board of directors in its sole discretion. Additionally, upon the commencement of Mr. Horton's employment, we granted him options to purchase 250,000 shares of our common stock at an exercise price of $4.40. The options vest 50% on March 12, 2004 and will continue to vest ratably thereafter over the next six quarters. Prior to Mr. Horton's employment, we granted him options to purchase 40,500 shares of our common stock (adjusted for subsequent 1.62-for-1 stock split) at an exercise price of $2.78 (as so adjusted). These prior options became fully exercisable in November 2001. We are obligated to continue to pay Mr. Horton his base and incentive compensation and to continue his benefits for a period of nine months if he is terminated upon becoming disabled or for a period of 90 days upon his death. If Mr. Horton terminates his employment with us for good reason, or within six months of a change of control, or if we terminate Mr. Horton without cause, he is entitled to receive his base compensation for three years from the date of his agreement and all stock options granted to him will immediately vest. The agreement also requires Mr. Horton to refrain from competing with us and from soliciting our customers and clients for the duration of his employment and for a period following employment equal to the length of time we make severance payments to him.

CERTAIN TRANSACTIONS

        In January 1999, we established a joint venture with Elan to develop controlled release formulations of bicifadine and ocinaplon. Elan provided us with debt and equity financing to fund our investment in the joint venture and our share of the operations of the joint venture. Elan purchased, for an aggregate of $3.0 million, 525,025 shares of our common stock, 354,643 shares of series B preferred stock, all of which will be outstanding, and warrants to purchase 121,500 shares of our common stock at an exercise price of $3.41 per share. We issued Elan a convertible exchangeable promissory note for $8.01 million and Elan provided us a $7.0 convertible line of credit, which expired in March 2002. In March 2003, we and Elan agreed to amend the convertible exchangeable promissory note to eliminate the exchange feature pursuant to which Elan could have exchanged the note for an approximate 30% position in the joint venture, thereby making our equity positions equal. In connection with this amendment, we granted EIS warrants to purchase 75,000 shares of our common stock at an exercise price of $10.00 per share, which expire on January 21, 2006. On October 21, 2003, we entered into an agreement with Elan to acquire 100% ownership of Nascime Limited, the joint venture's operating company, established to develop controlled release formulations of bicifadine and ocinaplon and to terminate the joint venture. In connection with the acquisition, we paid $5.0 million to a subsidiary of Elan in respect of its by then diluted 17% equity stake in the joint venture. Elan granted to the operating company a non-exclusive, royalty free, perpetual, worldwide license to make and sell the two product candidates in controlled release formulations using the Elan intellectual property licensed to the joint venture, including that developed during the venture. In connection with the license grant, Elan will be entitled to receive up to an aggregate of $3.0 million when the products are licensed or come to market. In the ordinary course of its business and prior to the termination of the joint venture, DOV Bermuda incurred expenses for formulation development work provided by Elan. These expenses amounted to approximately $509,000 in 1999, $1.6 million in 2000, $1.8 million in 2001, $1.2 million in 2002 and approximately $470,000 for the six months ended June 30, 2003. For a further discussion of our collaboration with Elan, please refer to the text in subheading "Collaborations and Licensing Agreements—Elan Corporation, plc and Elan International Services, Ltd." under the "Business" section.

        From 1999 through November of 2001, one of our directors, Patrick Ashe, was employed by Elan Pharmaceutical Technologies USA, a division of Elan. Additionally, Mr. Ashe served as co-manager, and currently serves as a director, of Nascime Limited, a company initially formed in connection with the Elan joint venture that is now wholly owned by us. Mr. Ashe currently serves as a member of our board of directors and was previously the director nominated and elected to our board of directors by Elan, the holder of all our issued and outstanding shares of series B preferred stock.

        In August of 2001, as part of our sale of an aggregate of 1,040,000 shares of our series D preferred stock, we sold 25,000 shares for an aggregate purchase price of $250,000 to Biotechnology Value Fund, L.P., Biotechnology Fund II, L.P., Investment 10 LLC and BVF Investments LLC, each of whose general partner or investment advisor is BVF Partners L.P. BVF Partners L.P.'s general partner is BVF, Inc. Prior to this transaction, BVF, Inc. had the sole voting and investment power over 1,240,000 shares of our series C preferred stock. These entities acquired the series D preferred stock on the same terms as other purchasers in the transaction. Mr. Lampert, one of our previous directors, is the president of BVF, Inc.

        From January 1, 2002 until August 1, 2002, Ms. Morgen Lippa, daughter of Arnold Lippa, was employed by us as Comptroller and a project manager. During 2002, she was paid $52,654 in salary, $10,000 in bonuses and was awarded options to purchase 8,100 shares of our common stock. Ms. Lippa resigned effective August 1, 2002. As part of a severance agreement with Ms. Lippa, she was paid $46,681 in a lump sum severance payment, we accelerated the vesting on 10,000 options and we extended the exercise date of all her options an additional nine months from what is provided under the 1998 stock option and the 2000 stock option and grant plans. As a result, we recorded a charge of $11,858 for the acceleration and extended exercise date of the options.

        Mr. Gary Beer, son of Bernard Beer, is employed by us as Director of Data Management. During 2002, he was paid $77,211 in salary, $10,000 in bonuses and was awarded options to purchase 8,100 shares of our common stock. Effective December 1, 2002, Mr. Beer's annual salary was increased to $145,000 because of substantially expanded responsibilities.

PRINCIPAL STOCKHOLDERS

        The following table sets forth, as of July 2, 2003, certain information regarding the beneficial ownership of our common stock by:

  •
  each person known by us to beneficially own 5% or more of a class of our common stock;

  •
  each of our directors;

  •
  each of our executive officers for whom compensation information is given in the Summary Compensation Table in this prospectus; and

  •
  all our directors and executive officers of as a group.

        The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC (Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended) and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares to which an individual or entity has the right to acquire beneficial ownership within 60 days of July 2, 2003, through the exercise of any warrant, stock option or other right. The inclusion in this calculation of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares. Unless otherwise indicated, the address of all listed stockholders is c/o DOV Pharmaceutical, Inc., 433 Hackensack Avenue, Hackensack, NJ 07601. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Class(1)
Elan Corporation, plc(2) Lincoln House Lincoln Place Dublin 2, Ireland	4,028,201	20.30%
Elan Pharmaceutical Investments II, Ltd.(3) Flatts, Smiths Parish Bermuda, FL04	1,014,277	5.85
OrbiMed Advisors, LLC(4) 767 Third Avenue 30th Floor New York, NY 10017	2,251,428	13.46
CIBC World Markets Corp.(5) 425 Lexington Avenue New York, NY 10017	1,511,670	9.25
Joseph Edelman(6) c/o 40 First New York Securities, LLC 850 Third Avenue New York, NY 10022	1,064,530	6.52
Arnold S. Lippa(7)	1,615,100	9.76
Bernard Beer(8)	1,506,100	9.10
Phil Skolnick(9)	297,495	1.79
Barbara G. Duncan(10)	242,998	1.47
Zola Horovitz(11)	240,780	1.46
Stephen Petti	—	—
Paul Schiffrin(12)	92,687	*
Patrick Ashe(13)	87,580	*
Daniel S. Van Riper(14)	6,075	*
All directors and executive officers as a group (9 persons)(15)	4,088,815	23.16

*
Less than one percent.

(1)
As of July 2, 2003, the number of outstanding shares of our common stock and common stock equivalents was 16,336,673.

(2)
Elan Corporation, plc is the parent corporation of, and wholly owns, either directly or indirectly, Elan International Services, Ltd. and Elan Pharmaceutical Investments, Ltd., and has or shares, either directly or indirectly, voting and investment power with respect to shares of our common stock held of record by each of the foregoing entities. Includes 525,025 shares of common stock, warrants to purchase 196,500 shares of common stock that are currently exercisable, 574,521 shares of common stock issuable upon the conversion of our series B preferred stock and approximately 2,732,155 shares of common stock issuable upon the conversion of the Elan exchangeable convertible promissory note.

(3)
Includes approximately 1,014,277 shares of common stock issuable upon conversion of the Elan convertible line of credit promissory note.

(4)
OrbiMed Advisors, LLC and OrbiMed Capital, LLC, together with Samuel D. Islay, who owns a controlling interest in each of the foregoing entities, has or shares, either directly or indirectly, voting and investment power with respect to the shares of our common stock held of record by PW Juniper Crossover Fund, L.L.C., Caduceus Private Investments, LP and OrbiMed Associates LLC. Includes 1,858,571 shares of common stock and warrants to purchase 392,857 shares of common stock that are currently exercisable. The information reported herein is based solely upon public filings made with the Securities and Exchange Commission by or on behalf of the beneficial holders so listed.

(5)
CIBC World Markets Corp. is an indirect wholly owned subsdiary of Canadian Imperial Bank of Commerce, who may be deemed to be the beneficial owner of these shares. The information reported herein is based solely upon public filings made with the Securities and Exchange Commission by or on behalf of the beneficial holder so listed.

(6)
The information reported herein is based solely upon public filings made with the Securities and Exchange Commission by or on behalf of the beneficial holder so listed.

(7)
Includes 1,404,500 shares of common stock and options to purchase 210,600 shares of common stock that are currently exercisable.

(8)
Includes 1,295,500 shares of common stock and options to puchase 210,600 shares of common stock that are currently exercisable.

(9)
Includes options to purchase 297,495 shares of common stock that are currently exercisable. Excludes options to purchase 67,505 shares of common stock that are not exercisable within 60 days of July 2, 2003.

(10)
Includes options to purchase 242,998 shares of common stock that are currently exercisable. Excludes options to purchase 121,502 shares of common stock that are not exercisable within 60 days of July 2, 2003.

(11)
Includes 72,200 shares of common stock and options to purchase 168,580 shares of common stock that are currently exercisable. Excludes options to purchase 9,620 shares of common stock, and 15,000 shares of common stock granted in September 2003 at an exercise price of $16.74 per share, that are not exercisable within 60 days of July 2, 2003.

(12)
Includes options to purchase 92,687 shares of common stock that are currently exercisable.

(13)
Includes options to purchase 87,580 shares of common stock that are currently exercisable. Excludes options to purchase 9,620 shares of common stock, and 15,000 shares of common stock granted in September 2003 at an exercise price of $16.74 per share, that are not exercisable within 60 days of July 2, 2003.

(14)
Includes options to purchase 6,075 shares of common stock that are currently exercisable. Excludes options to purchase 18,225 shares of common stock, and 15,000 shares of common stock granted in September 2003 at an exercise price of $16.74 per share, that are not exercisable within 60 days of July 2, 2003.

(15)
Includes options to purchase 1,316,615 shares of common stock that are currently exercisable.

DESCRIPTION OF CAPITAL STOCK

        Currently, our authorized capital stock consists of 60,000,000 shares of common stock, of which 16,336,673 shares were outstanding as of July 2, 2003, 354,643 shares of series B preferred stock, all of which are outstanding, and 6,550,357 shares of undesignated preferred stock, issuable in one or more series designated by our board of directors, none of which are currently outstanding. All of our outstanding series B preferred stock is owned by Elan. Our common stock was held by 37 stockholders of record as of July 2, 2003. The following information relates to our certificate of incorporation and by-laws, as currently in effect.

Common Stock

        Voting Rights.    The holders of our common stock have one vote per share and are not entitled to vote cumulatively for the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority, or, in the case of election of directors, by a plurality, of the votes cast at a meeting at which a quorum is present and voting together as a single class, subject to any voting rights granted to holders of any then outstanding preferred stock.

        Dividends.    Holders of common stock will share ratably together with holders of series B preferred stock in any dividends declared by our board of directors, subject to the preferential rights of any preferred stock then outstanding. Dividends consisting of shares of common stock may be paid to holders of shares of common stock.

        Other Rights.    Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in any assets available for distribution to holders of shares of common stock. No shares of common stock are subject to redemption or have preemptive rights to purchase additional shares of common stock.

Series B Nonvoting Convertible Preferred Stock

        Voting Rights.    Except as provided by applicable law, the series B preferred stockholders have neither voting power, nor the right to receive notice of any meetings of our stockholders. Except as required by law, the consent of the series B preferred stockholders is not required to authorize or take any corporate action.

        Dividends.    Our series B preferred stock is not entitled to any preferential dividends and will participate in dividends pro rata with the holders of common stock on an as-converted basis.

        Conversion.    At any time upon the affirmative vote of the holders of 75% or more of the series B preferred stock then outstanding, each share of series B preferred stock will convert into 1.62 shares of our common stock, subject to adjustment for stock splits, dividends, recapitalizations and similar transactions involving our common stock.

        Board of Directors.    For as long as EIS holds a majority of the issued and outstanding shares of series B preferred stock and owns at least 10% of our outstanding capital stock, from and after January 22, 2005, EIS will be entitled to nominate and elect one director to our board of directors and, to the extent that EIS does not have a designee sitting on our board in accordance with the rights granted to it, EIS is entitled to appoint an observer to our board of directors. The director nominated and elected by EIS will have a vote that is equal at all times to 9.9% of all votes that may be cast by the board.

        Other Rights.    Upon our liquidation, dissolution or winding up, the series B preferred stockholders are not entitled to any preferential distributions and will share with the holders of common stock on an as-converted basis. No shares of series B preferred stock are subject to redemption or have preemptive rights to purchase additional shares of series B preferred stock or our common stock.

Preferred Stock

        Our certificate of incorporation provides that 6,550,357 shares of preferred stock may be issued from time to time in one or more series. Our board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, qualifications, limitations and restrictions, applicable to the shares of each series. Our board of directors may, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects, including preferred stock or rights to acquire preferred stock in connection with our shareholder rights plan discussed below. We have no present plans to issue any shares of preferred stock. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control with respect to our company or the removal of existing management.

Elan Convertible Exchangeable Promissory Note

        In connection with our entering into our previous joint venture with Elan on January 21, 1999, we issued to Elan a convertible exchangeable promissory note in the original principal amount of $8.0 million. On March 24, 2003, we entered into an agreement with Elan to eliminate the exchange feature of the convertible exchangeable promissory note. The exchange right previously gave Elan the right to exchange, at any time during the term of the note, the principal portion of the note into an equal ownership position in DOV Bermuda, our previous joint venture with Elan. All other significant terms of the note, which includes the right to convert the principal and accrued interest at any time into shares of our common stock at $3.98 per share until the expiration on the note in January 2005, will remain the same. In connection with this amendment, we issued to Elan International Services, Ltd., a wholly-owned subsidiary of Elan, warrants to purchase 75,000 shares of our common stock at an exercise price of $10.00 per share. These warrants expire on January 21, 2006. As of March 24, 2003, we determined the fair value of the warrants to be $164,000, which was capitalized and will be amortized over their remaining term.

Elan Convertible Promissory Note

        In connection with our entering into the joint venture with Elan, Elan provided us with a $7.0 million convertible promissory note, which we refer to as the convertible line of credit. We have drawn down on the convertible line of credit in the past and, at December 31, 2002, $2.4 million was outstanding. Our ability to borrow further under the convertible line of credit expired on March 27, 2002. Amounts outstanding under the convertible line of credit accrue interest at the rate of 10% per annum compounded semi-annually. This convertible line of credit matures on January 21, 2005, and may not be prepaid without Elan's consent. The note and all accrued unpaid interest thereon is convertible at anytime prior to its maturity into that number of shares of common stock that is equal to the total amount of outstanding principal and accrued unpaid interest on the date of conversion divided by $3.41.

Warrants

        As of July 2, 2003, we had outstanding warrants to purchase 1,493,824 shares of our common stock at a weighted average exercise price of $9.19.

Options

        As of July 2, 2003, we had outstanding options to purchase 2,540,228 shares of our common stock at a weighted average purchase price of $3.78 under our stock option plans and options convertible into 705,896 shares of common stock are available for future grants under our 2000 Stock Option and Grant Plan. Options to purchase an aggregate of 486,773 shares of common stock have been exercised under our stock option plans as of July 2, 2003.

Registration Rights

        At any time on or after July 1, 2003, PW Juniper Crossover Fund, L.L.C., Caduceus Private Investments, LP and OrbiMed Associates LLC, and each of their respective affiliates, as holders of at least 50% of their total amount of shares of common stock (and the shares of common stock issuable upon the exercise of their warrants) have the right to demand that we file one registration statement to register all or part of their shares. These stockholders are entitled to one additional demand registration if we are unable to register all of their shares requested to be registered in their initial demand. All of these registration rights are subject to further conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in a registration and, at our option, the right not to register such shares for the 180-day period following July 1, 2003. We will pay all expenses in connection with any registration, other than underwriting discounts and commissions. As of July 1, 2003, an aggregate of 1,821,428 shares of common (on an as-converted basis) are entitled to these registration rights.

        Neurocrine Biosciences, Inc. and its transferees have the right to demand that we file one registration statement to register all or part of their shares of common stock. Additionally, if we register any shares of our common stock, either for our own account or for the account of other stockholders, Neurocrine or its transferees are entitled to notice of the registration and to include some of their shares of common stock in the registration. All of these registration rights are subject to further conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in a registration under some circumstances. We will pay all expenses in connection with any registration, other than underwriting discounts and commissions. As of July 2, 2003, 161,266 shares of common stock are entitled to these registration rights.

        Elan and its affiliates have the right at any time to demand that we file one registration statement to register all or part of their shares of common stock, including any shares of common stock received upon the conversion of series B preferred stock, the convertible exchangeable promissory note, the convertible line of credit and exercise of their warrants. If we register any of our common stock, either for our own account or for the account of other stockholders, Elan is entitled to notice of the registration and to request that we include its shares of common stock in the registration. Additionally, so long as we are eligible, Elan has the right to request that we register its shares of common stock under Form S-3 or any similar short form. All of these registration rights are subject to further conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in a registration. We will pay all expenses in connection with any registration, other than underwriting discounts and commissions. As of July 2, 2003, an aggregate of 5,042,478 shares of common stock (on an as-converted basis) are entitled to these registration rights.

        If we register any of our common stock, either for our own account or for the account of other stockholders, the holders of warrants to purchase 413,612 shares of our common stock are entitled to notice of the registration and to request that we include, upon exercise of their warrants, their shares of common stock in the registration. These registration rights are subject to further conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in a registration.

Indemnification Matters

        We have entered into indemnification agreements with each of our directors. The form of indemnification agreement provides that we will indemnify our directors for expenses incurred because of their status as a director to the fullest extent permitted by Delaware law, our certificate of incorporation and our by-laws.

        Our certificate of incorporation contains a provision permitted by Delaware law that generally eliminates the personal liability of directors for monetary damages for breach of their fiduciary duty, including breaches involving negligence or gross negligence in business combinations, unless the director has breached his or her duty of loyalty to us, failed to act in good faith, engaged in intentional misconduct or a knowing violation of law, paid a dividend or approved a stock repurchase in violation of the Delaware General Corporation Law or obtained an improper personal benefit. This provision does not alter a director's liability under the federal securities laws and does not affect the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty. Our by-laws provide that directors and officers shall be, and in the discretion of our board of directors, non-officer employees may be, indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of us. Our by-laws also provide for the advancement of expenses to directors and, in the discretion of our board of directors, to officers and non-officer employees. In addition, our by-laws provide that the right of directors and officers to indemnification shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any by-law, agreement, vote of stockholders or otherwise. We also have directors' and officers' insurance against certain liabilities. We believe that the indemnification agreements, together with the limitation of liability and indemnification provisions of our certificate of incorporation and by-laws and directors' and officers' insurance will assist us in attracting and retaining qualified individuals to serve as our directors and officers.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be provided to directors, officers or persons controlling us as described above, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. At present, there is no pending material litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted.

Provisions of Our Certificate of Incorporation and By-laws that May Have Anti-takeover Effects

        The provisions of our certificate of incorporation and by-laws described below, as well as the ability of our board of directors to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by our board of directors, including takeovers which particular stockholders may deem to be in their best interests. These provisions also could have the effect of discouraging open market purchases of our common stock because they may be considered disadvantageous by a stockholder who desires subsequent to such purchase to participate in a business combination transaction with us or to elect a new director to our board.

        Classified Board of Directors.    Our board of directors is divided into three classes serving staggered three-year terms, with one-third of the board being elected each year. Our classified board, together with certain other provisions of our certificate of incorporation authorizing the board to fill vacant directorships or increase the size of the board, may prevent a stockholder from removing, or delaying the removal of, incumbent directors, and simultaneously gaining control of the board by filling vacancies created by such removal with its own nominees.

        Director Vacancies and Removal.    Our certificate of incorporation and by-laws provide that vacancies in our board of directors may be filled only by the affirmative vote of a majority of the remaining directors. Our certificate of incorporation provides that directors may be removed from office only with cause and only by the affirmative vote of holders of at least two-thirds of the shares then entitled to vote in an election of directors.

        No Stockholder Action by Written Consent.    Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders at an annual or special meeting of stockholders must be effected at a duly called meeting and may not be taken or effected by a written consent of stockholders.

        Special Meetings of Stockholders.    Our certificate of incorporation and by-laws provide that a special meeting of stockholders may be called only by our board of directors. Our by-laws provide that only those matters included in the notice of the special meeting may be considered or acted upon at that special meeting unless otherwise provided by law.

        Advance Notice of Director Nominations and Stockholder Proposals.    Our by-laws include advance notice and informational requirements and time limitations on any director nomination or any new proposal which a stockholder wishes to make at an annual meeting of stockholders. For the first annual meeting following the completion of this offering, a stockholder's notice of a director nomination or proposal will be timely if delivered to our secretary at our principal executive offices not later than the close of business on the later of the 75th day prior to the scheduled date of such annual meeting or the 10th day following the day on which we make public announcement of the date of such annual meeting.

        Amendment of the Certificate of Incorporation.    As required by Delaware law, any amendment to our certificate of incorporation must first be approved by a majority of our board of directors and, if required by law, thereafter approved by a majority of the outstanding shares entitled to vote with respect to such amendment, except that any amendment to the provisions relating to stockholder action by written consent, directors, limitation of liability and the amendment of our certificate of incorporation must be approved by at least 75% of the outstanding shares entitled to vote with respect to such amendment.

        Amendment of By-laws.    Our certificate of incorporation and by-laws provide that our by-laws may be amended or repealed by our board of directors or by the stockholders. Such action by the board of directors requires the affirmative vote of a majority of the directors then in office. Such action by the stockholders requires the affirmative vote of at least two-thirds of the shares present in person or represented by proxy at an annual meeting of stockholders or a special meeting called for such purpose unless our board of directors recommends that the stockholders approve such amendment or repeal at such meeting, in which case such amendment or repeal only requires the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting.

Shareholder Rights Plan

        On October 8, 2002, our board of directors adopted a shareholder rights plan, or Rights Plan, as set forth in a shareholder rights agreement between us and our transfer agent, Continental Stock Transfer & Trust Co., as rights agent. Pursuant to the Rights Plan, our board of directors declared a dividend distribution of one preferred stock purchase right for each outstanding share of our common stock and 1.62 preferred stock purchase rights for each outstanding share of our series B preferred stock to shareholders of record as of October 9, 2002. The preferred stock rights will trade with, and not apart from, our common stock and series B preferred stock unless certain prescribed triggering events occur. The Rights Plan was designed and implemented to enhance the ability of our board of directors to protect shareholder interests and to ensure that shareholders receive fair treatment in the event of any coercive takeover attempt. The Rights Plan, however, may act to discourage takeover attempts, including those that particular stockholders may deem in their best interests.

Statutory Business Combination Provision

        Following this offering, we will be subject to Section 203 of the Delaware General Corporation Law, which prohibits a publicly-held Delaware corporation from consummating a "business combination," except under certain circumstances, with an "interested stockholder" for a period of three years after the date such person became an "interested stockholder" unless:

  •
  before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

  •
  upon the closing of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares held by directors who are also officers of the corporation and shares held by employee stock plans; or

  •
  following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

The term "interested stockholder" generally is defined as a person who, together with affiliates and associates, owns, or, within the prior three years, owned, 15% or more of a corporation's outstanding voting stock. The term "business combination" includes mergers, consolidations, asset sales involving 10% or more of a corporation's assets and other similar transactions resulting in a financial benefit to an interested stockholder. Section 203 makes it more difficult for an "interested stockholder" to effect various business combinations with a corporation for a three-year period. A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from an amendment approved by holders of a least a majority of the outstanding voting stock. Neither our certificate of incorporation nor our by-laws contains any such exclusion.

Trading on the Nasdaq National Market System

        Our common stock is currently quoted on the Nasdaq National Market under the symbol "DOVP."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Co.

PLAN OF DISTRIBUTION

        CIBC plans to sell the securities at fixed prices that may be changed, at prices relating to prevailing market prices or at prices otherwise negotiated. The term "selling stockholder" as used in this prospectus shall refer to CIBC and its transferees or any of their successors in interest. CIBC may sell the securities by one or more of the following methods, without limitation:

  (a)
  block trades in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  (b)
  purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

  (c)
  ordinary brokerage transactions and transactions in which the broker solicits purchases;

  (d)
  privately negotiated transactions;

  (e)
  through agreements between a broker or dealer and the selling stockholder to sell a specified number of the securities at a stipulated price per share;

  (f)
  through put or call options transactions or through settlement of short sales; or

  (g)
  any combination of any of these methods of sale.

        We do not know of any arrangements by the selling stockholder for the sale of any of the securities.

        The selling stockholder may arrange for other brokers or dealers to participate in effecting sales of the securities. These brokers or dealers may act as principals or agents of the selling stockholder. Broker-dealers may agree with the selling stockholder to sell a specified number of the securities at a stipulated price per security. If the broker-dealer is unable to sell securities acting as agent for the selling stockholder, it may purchase as principal any unsold securities at the stipulated price. Broker-dealers who acquire securities as principals may thereafter resell the securities from time to time in transactions in any stock exchange or automated interdealer quotation system on which the securities are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. Broker-dealers will receive commissions or other compensation from the selling stockholder in amounts to be negotiated immediately prior to the sale that will not exceed those customary in the types of transactions involved. Broker-dealers may also receive compensation from purchasers of the securities which is not expected to exceed that customary in the types of transactions involved. The selling stockholder may also sell the securities in accordance with Rule 144 under the Securities Act of 1933, rather than pursuant to this prospectus, regardless of whether the securities are covered by this prospectus.

        To the extent required under the Securities Act of 1933, the aggregate amount of securities being offered by the selling stockholder and the terms of the offering, the names of any agents, brokers or dealers and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any dealers, brokers or agents participating in the distribution of the securities may receive compensation in the form of concessions, commissions or fees from the selling stockholder and/or purchasers of the selling stockholder's securities, for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

        The selling stockholder and any brokers, dealers or agents that participate in the distribution of the securities are "underwriters" within the meaning of the Securities Act of 1933, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the securities sold by them are underwriting discounts and commissions.

        The selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the securities in the course of hedging the positions they assume with the selling stockholder, including, without limitation, in connection with distributions of the securities by those broker-dealers. The selling stockholder may enter into options or other transactions with broker-dealers that involve the delivery of the securities offered hereby to the broker-dealers, who may then resell or otherwise transfer those securities.

        The selling stockholder may, but only in connection with fixed price offerings of the securities, also engage in transactions that stabilize, maintain or otherwise affect the price of our common stock, including stabilizing and short-covering transactions in our common stock. Stabilizing transactions involve bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of securities in the open market in order to cover short positions. These transactions, if commenced, may be discontinued by the selling stockholder at any time.

        The selling stockholder and other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any the securities by the selling stockholder and any other person. The anti-manipulation rules under the Securities Exchange Act of 1934 may apply to sales of securities in the market and to the activities of the selling stockholder and its affiliates. The selling stockholder makes a market in our common stock from time to time and may become a market maker in other securities we have issued or may issue in the future. Rule 103 of Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in passive market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, the passive market maker's bid must then be lowered when certain purchase limits are exceeded.

        We have agreed to indemnify and hold harmless the selling stockholder and its officers, directors and each person, if any, who controls the selling stockholder within the meaning of the Securities Act of 1933 against specified liabilities, including liabilities under the federal securities laws. The selling stockholder has agreed to indemnify and hold us (and certain of our directors, officers and control persons) harmless against specified liabilities, including liabilities under the federal securities laws.

        We will supply the selling stockholder (at its expense) and any stock exchange upon which the securities are listed with reasonable quantities of copies of this prospectus.

LEGAL MATTERS

        Goodwin Procter LLP, New York, NY, is acting as our counsel. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., New York, NY, is acting as counsel for the selling stockholder.

        As of the date of this prospectus, a member of Goodwin Procter LLP owns or beneficially owns an aggregate of 93,000 shares of our common stock and holds options to purchase an additional 40,500 shares of our common stock, all of which are exercisable.

EXPERTS

        The financial statements of DOV Pharmaceutical, Inc. as of December 31, 2001 and 2002 and for each of the three years in the period ended December 31, 2002 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

        The consolidated financial statements of DOV (Bermuda), Ltd. as of December 31, 2001 and 2002 and for each of the three years in the period ended December 31, 2002 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 (including the exhibits and schedules thereto) under the Securities Act of 1933 and the rules and regulations promulgated thereunder, for the registration of the common stock offered hereby. This prospectus is part of the registration statement. This prospectus does not contain all the information included in the registration statement because we have omitted certain parts of the registration statement as permitted by the SEC rules and regulations. For further information about us and our common stock, you should refer to the registration statement. Statements contained in this prospectus as to any contract, agreement or other document referred to are not necessarily complete. Where the contract or other document is an exhibit to the registration statement, each statement is qualified by the provisions of that exhibit.

        You can inspect and copy the registration statement and the exhibits and schedules thereto at the public reference facility maintained by the SEC at Room 1200, 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-732-0330 for further information about the operation of the public reference room. Copies of all or any portion of the registration statement can be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the registration statement is publicly available through the SEC's site on the Internet's World Wide Web, located at http://www.sec.gov.

        We will also file annual, quarterly and current reports, proxy statements and other information with the SEC. You can also request copies of these documents, for a copying fee, by writing to the SEC. Our SEC filings are also available to the public in the SEC's public reference room from the SEC's website at http://www.sec.gov.

INDEX TO FINANCIAL STATEMENTS

Page
Quarter Ended June 30, 2003
DOV Pharmaceutical, Inc.
Consolidated Balance Sheets as of December 31, 2002 and June 30, 2003	F-2
Consolidated Statements of Operations for the Six Months Ended June 30, 2002 and 2003	F-3
Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2002 and 2003	F-4
Notes to Unaudited Consolidated Financial Statements	F-5
Year Ended December 31, 2002
DOV Pharmaceutical, Inc.
Report of Independent Accountants	F-13
Balance Sheets as of December 31, 2001 and 2002	F-14
Statements of Operations for the Years Ended December 31, 2000, 2001 and 2002	F-15
Statements of Stockholders' (Deficit)/Equity for the Years Ended December 31, 2000, 2001 and 2002	F-16
Statements of Cash Flows for the Years Ended December 31, 2000, 2001 and 2002	F-17
Notes to Audited Financial Statements	F-18
DOV (Bermuda), Ltd. (A Development Stage Company)
Report of Independent Accountants	F-42
Consolidated Balance Sheets as of December 31, 2001 and 2002	F-43
Consolidated Statements of Operations for the Years Ended December 31, 2000, 2001 and 2002 for the Period from Inception (January 21, 1999) through December 31, 2002	F-44
Consolidated Statements of Changes in Stockholders' Deficit for the Periods from Inception (January 21, 1999) Through December 31, 2002	F-45
Consolidated Statements of Cash Flows for the Years Ended December 31, 2000, 2001 and 2002 and the Period from Inception (January 21, 1999) through December 31, 2002	F-46
Notes to Consolidated Financial Statements	F-47

DOV PHARMACEUTICAL, INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2002	June 30, 2003
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$37,859,573	$25,387,963
Accounts receivable	47,289	—
Marketable securities — short-term	21,446,821	28,822,572
Investments	1,609,961	—
Receivable from DOV Bermuda	3,040,379	—
Prepaid expenses and other current assets	710,880	1,405,399

Total current assets	64,714,903	55,615,934
Marketable securities — long-term	1,039,230	—
Property and equipment, net	338,500	325,551
Deferred charges, net	57,814	210,376

Total assets	$66,150,447	$56,151,861

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$1,906,923	$2,718,289
Accrued expenses	3,839,331	847,593
Deferred revenue — current	1,979,167	—
Accumulated loss in excess of investment in DOV Bermuda	2,875,763	—

Total current liabilities	10,601,184	3,565,882

Deferred revenue — noncurrent	989,583	—
Convertible promissory note	10,506,257	10,873,976
Convertible line of credit promissory note	3,294,064	3,458,683
Commitments and contingencies
Stockholders' equity:
Preferred stock — series B, $1.00 par value, 354,643 shares authorized, issued and outstanding at December 31, 2002 and June 30, 2003	354,643	354,643
Common stock, $.0001 par value, 60,000,000 shares authorized, 14,414,038 issued and outstanding at December 31, 2002 and 14,901,981 issued and outstanding at June 30, 2003	1,441	1,490
Additional paid-in capital	81,523,234	86,029,633
Accumulated other comprehensive loss	(179,091)	(2,477)
Accumulated deficit	(40,665,135)	(48,011,055)
Unearned compensation	(275,733)	(118,914)

Total stockholders' equity	40,759,359	38,253,320

Total liabilities and stockholders' equity	$66,150,447	$56,151,861

The accompanying notes are an integral part of these consolidated financial statements.

DOV PHARMACEUTICAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months Ended June 30,
	2002	2003
	(Unaudited)
Revenue	$1,343,654	$2,968,750
Operating expenses:
Royalty and licensing expense	—	1,000,000
General and administrative expense	1,985,885	2,505,017
Research and development expense	4,601,788	7,366,425

Loss from operations	(5,244,019)	(7,902,692)
Loss in investment in DOV Bermuda	(508,655)	—
Interest income	280,972	435,605
Interest expense	(1,384,798)	(1,006,517)
Other income (expense), net	(809,971)	1,127,684

Net loss	$(7,666,471)	$(7,345,920)

Basic and diluted net loss per share	$(0.91)	$(0.50)

Weighted average shares used in computing basic and diluted net loss per share	8,418,142	14,577,931

The accompanying notes are an integral part of these consolidated financial statements.

DOV PHARMACEUTICAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
	2002	2003
	(Unaudited)
Cash flows from operating activities
Net loss	$(7,666,471)	$(7,345,920)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss in investment in DOV Bermuda	508,655	—
Decrease in non-cash litigation settlement expense	—	(42,651)
Net depreciation in investments and marketable securities	793,823	250,782
Net loss on sale of investments	—	8,839
Non-cash interest expense	1,384,122	1,005,070
Depreciation	42,923	77,817
Amortization of deferred charges	12,536	36,248
Non-cash compensation charges	313,617	214,491
Warrants, options and common stock issued for services	59,506	223,869
Changes in operating assets and liabilities:
Receivable from DOV Bermuda (Elan Portion)	(241,261)	184,122
Accounts receivable	140,643	47,289
Prepaid expenses and other current assets	(509,314)	(694,519)
Accounts payable	347,335	818,630
Accrued expenses	214,921	(193,464)
Deferred revenue	(1,250,000)	(2,968,750)

Net cash used in operating activities	(5,848,965)	(8,378,147)

Cash flows from investing activities
Investments in DOV Bermuda, net of cash received	(668,405)	—
Purchases of marketable securities	—	(16,734,908)
Sales of marketable securities	—	10,575,000
Sales of investments	—	786,854
Purchases of property and equipment	(26,099)	(64,868)

Net cash used in investing activities	(694,504)	(5,437,922)

Cash flows from financing activities
Net proceeds from initial public offering	58,981,798	—
Deferred charges paid	—	(24,743)
Repayment of notes payable	(622)	—
Proceeds from options and warrants exercised	—	1,360,266

Net cash provided by financing activities	58,981,176	1,335,523

Net increase (decrease) in cash and cash equivalents	52,437,707	(12,480,546)
Cash and cash equivalents, beginning of period	13,652,334	37,868,509

Cash and cash equivalents, end of period	$66,090,041	$25,387,963

The accompanying notes are an integral part of these consolidated financial statements.

DOV PHARMACEUTICAL, INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.     The Company

Organization

        DOV Pharmaceutical, Inc. (the "Company") was incorporated in May 1995 in New Jersey and reincorporated in Delaware in November 2000.

        The Company is a biopharmaceutical company focused on the discovery, in-licensing, development and commercialization of novel drug candidates for central nervous system and other disorders, including cardiovascular and urological, that involve alterations in neuronal processing. The Company has six product candidates in clinical trials targeting insomnia, anxiety disorders, pain, depression and angina and hypertension. The Company has established strategic alliances with select partners in part to access their unique technologies and commercialization capabilities. The Company operates principally in the United States but also conducts clinical studies in Canada and Europe.

2.     Significant Accounting Policies

Basis of Presentation

        The financial statements are presented on the basis of accounting principles that are generally accepted in the United States for interim financial information and in accordance with Rule 10-01 of Regulation S-X. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, these financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented.

        The results of operations for the interim periods shown in this report are not necessarily indicative of results expected for the full year. The financial statements should be read in conjunction with the audited financial statements and notes for the year ended December 31, 2002, included elsewhere in this prospectus.

        The Company and Elan Corporation, plc ("Elan") entered into a transaction to form DOV (Bermuda), Ltd. f/k/a DOV Newco, Ltd. a Bermuda exempted limited company ("DOV Bermuda"). While the Company originally owned 80.1% of the outstanding capital stock of DOV Bermuda and Elan owned 19.9%, through its wholly-owned subsidiary Elan Pharmaceutical Investments II, Ltd., as of December 31, 2002, Elan had retained significant minority rights that were considered "participating rights" as defined in the Emerging Issues Task Force Consensus No. 96-16 "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights." Accordingly, as of December 31, 2002, the Company did not consolidate the financial statements of DOV Bermuda, but instead accounted for its investment in DOV Bermuda under the equity method of accounting. As such, the Company recorded its 80.1% interest in the loss in DOV Bermuda as research and development expense for the portion of the research and development expense incurred by the Company on behalf of DOV Bermuda and as Loss in Investment in DOV Bermuda for the Company's 80.1% interest in the remaining loss of DOV Bermuda prior to December 31, 2002. As Elan's rights to participate in the management of the joint venture expired as of January 2003, the Company began to consolidate the results of DOV Bermuda as of January 1, 2003. If the Company had consolidated the results of DOV Bermuda as of January 1, 2002, pro forma consolidated revenue, net loss and net loss per share for the six months ended

June 30, 2002 would have been substantially the same, namely, $1.3 million, $7.7 million and $0.91, respectively.

Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported assets, liabilities, revenues, earnings, financial position and various disclosures. Actual results could differ from those estimates.

Deferred Charges

        Deferred charges are comprised of issuance costs for the convertible promissory note and the convertible line of credit promissory note and are being amortized over the six-year term of the instruments, ending in January 2005, and the issuance in March 2003 of 75,000 warrants to Elan for the amendment to the convertible promissory note, as discussed in Note 6, that is being amortized over the remaining term of the note.

Net Loss Per Share

        Basic and diluted net loss per share have been computed using the weighted-average number of shares of common stock outstanding during the period. The Company has excluded the shares issuable on conversion of the convertible promissory note, the convertible line of credit promissory note, convertible preferred stock, outstanding options and warrants to purchase common stock from the calculation of diluted net loss per share, as such securities are antidilutive for each period presented.

	Six Months Ended June 30,
	2002	2003
	(Unaudited)
Net loss	$(7,666,471)	$(7,345,920)

Basic and diluted:
Weighted — average shares used in computing basic and diluted net loss per share	8,418,142	14,577,931

Basic and diluted net loss per share	$(0.91)	$(0.50)

Antidilutive securities not included in basic and diluted net loss per share calculation:
Convertible preferred stock	574,521	574,521
Convertible exchangeable promissory note	2,550,496	2,732,155
Convertible promissory note	920,025	1,014,277
Options	2,556,580	2,546,349
Warrants	551,312	1,100,967

	7,152,934	7,968,269

Comprehensive Loss

	Six Months Ended June 30,
	2002	2003
	(Unaudited)
Net loss	$(7,666,471)	$(7,345,920)
Reclassification for losses included in net loss	—	177,000
Net unrealized losses on marketable securities	—	(386)

Comprehensive loss	$(7,666,471)	$(7,169,306)

Other Income (Expense), net

	Six Months Ended June 30,
	2002	2003
	(Unaudited)
Directors' and officers' insurance recovery	$—	$1,556,000
Increase in value of warrants to acquire Neurocrine stock	(793,823)	(250,759)
Decrease (increase) in value of warrants related to shareholder class action lawsuit	—	42,651
Other expense	(16,148)	(220,208)

Other income (expense), net	$(809,971)	$1,127,684

Stock-Based Compensation

        The Company accounts for stock-based compensation expense for options granted to employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and has adopted the disclosure only alternative of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The expense for options granted to non-employees has been determined in accordance with SFAS 123 and EITF 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." Unearned compensation expense is being amortized in accordance with Financial Accounting Standards Board Interpretation No. 28 on an accelerated basis over the vesting period.

        If the Company had elected to recognize compensation expense based upon the fair value at the date of grant for awards under these plans, consistent with the methodology prescribed by SFAS 123 (described below), the effect on the Company's net loss would be as follows:

	Six Months Ended June 30,
	2002	2003
	(Unaudited)
Net loss as reported	$(7,666,471)	$(7,345,920)
Add: total stock-based employee compensation expense determined under APB No. 25	313,617	214,491
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards	(542,290)	(859,048)

Pro forma	$(7,895,144)	$(7,990,477)

Basic and diluted net loss per share:
As reported	$(0.91)	$(0.50)
Pro forma	$(0.94)	$(0.55)

        For purposes of the computation of the pro forma effects on the net loss above, the fair value of each employee option is estimated using the Black-Scholes option pricing model and the following assumptions:

Six Months Ended June 30,
	2002	2003
(Unaudited)
Risk-free interest rate	3.90%-6.97%	3.46%-6.97%
Expected lives	10 years	10 years
Expected dividends	None	None
Expected volatility	0%-115.10%	79.74%-115.10%

Concentration of Credit Risk

        Cash and cash equivalents are invested in deposits with significant financial institutions. The Company has not experienced any losses on its deposits of cash and cash equivalents. Management believes that the financial institutions are financially sound and, accordingly, minimal credit risk exists. Approximately $7.7 million of the Company's cash balance was uncollateralized at June 30, 2003.

Recent Accounting Pronouncements

        In May 2003, the FASB issued Statement Number 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS 150). This Statement establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS 150 generally requires liability classification for two broad classes of financial instruments: (1) instruments that represent, or are indexed to, an obligation to buy back the issuer's shares, and (2) obligations that can be settled in shares, but are subject to certain conditions. SFAS 150 applies to all financial instruments created or modified after May 31, 2003, and to other instruments at the beginning of the first interim period beginning after July 1, 2003. Unless new transactions are entered into, the adoption of SFAS 150 is not expected to have a material impact on the Company's financial statements.

        In January 2003, FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. As the Company's participating rights with Elan expired as of January 2003, the Company began to consolidate the results of the joint venture entity DOV Bermuda as of January 1, 2003. As a result, with respect to the joint venture the adoption of FIN 46 is not expected to have a material effect on the Company's financial position or results of operations.

        In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables". EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services or rights to use assets. The Company will be required to adopt this provision for revenue arrangements entered into on or after June 15, 2003. Unless new transactions are entered into, the adoption of EITF 00-21 will not have a material impact on the Company's financial position or results of operations.

3.     Research and Development Expense

        Research and development costs are expensed when incurred and include allocations for payroll and related costs and other corporate overhead. Certain research and development expenses incurred on behalf of DOV Bermuda are billed to DOV Bermuda under a joint development and operating agreement. Historically, payments received from DOV Bermuda that reflect Elan's 19.9% interest in the work performed by the Company for DOV Bermuda were recorded as a reduction in research and development expense. Effective January 1, 2003, Elan is no longer funding its pro rata share of DOV Bermuda expenses. Beginning January 1, 2003, the Company is consolidating DOV Bermuda and recording 100% of the research and development costs of DOV Bermuda.

        The following represents a detail of amounts included in research and development expense:

	Six Months Ended June 30,
	2002	2003
	(Unaudited)
Payroll related and associated overhead	$1,726,323	$2,373,536
Clinical and preclinical trial costs	2,793,149	4,779,078
Professional fees	82,316	213,811

Total research and development expense.	$4,601,788	$7,366,425

Research and development attributable to DOV Bermuda	$3,283,034
Other research and development	1,318,754

Total research and development expense	$4,601,788

4.     DOV Bermuda

        The summarized results of operations of DOV Bermuda for the three and six months ended June 30, 2002 are as follows:

Six Months Ended June 30, 2002
(Unaudited)
Research and development expense	$5,048,533

Operating loss	$5,048,533

Net loss	$5,059,195

5.     Marketable Securities and Investments

        At June 30, 2003, the Company held securities, classified as available-for-sale, with a market value of $28.8 million, which approximates book value. These securities consist primarily of corporate debt securities and government and federal agency bonds. The Company also had short-term investments in municipal bonds, money market, negotiable certificates of deposits and auction rate paper, with maturity dates of three months or less when purchased, as a component of cash and cash equivalents, of $15.1 million. The Company does not purchase financial instruments for trading or speculative purposes.

6.     Equity Transactions

        On March 24, 2003, the Company and Elan agreed to eliminate the exchange feature of the instrument previously referred to as the convertible exchangeable promissory note. The exchange right had previously given Elan the ability to exchange, at any time during the term of the note, the principal portion of the note into an equal ownership position with the Company in DOV Bermuda. All other significant terms of the note, which includes the right to convert the principal and accrued interest at any time into shares of the Company's common stock at $3.98 per share until the expiration of the note in January 2005, remain the same. In connection with this amendment to the note, the Company issued to Elan International Services, Ltd. ("EIS"), a wholly-owned subsidiary of Elan, warrants to purchase 75,000 shares of DOV common stock with a strike price of $10.00 per share and with an expiration date of January 21, 2006. As of March 24, 2003, the Company determined the fair value of the warrants at $164,000, which was capitalized and will be amortized over the remaining term of the note.

        As of June 30, 2003, the Company had 6,550,357 shares of authorized and unissued undesignated preferred stock with a par value of $1.00.

7.     Biovail License

        On March 28, 2003, the Company entered into a separation agreement with Biovail that provided for the return of the Company's December 2000 patent for the immediate and controlled release of diltiazem and termination of the 2001 exclusive license agreement with Biovail for development of the DOV compound for the treatment of angina and hypertension. In consideration of the termination of the 2001 agreement and the return of the patent, DOV agreed to a $1.0 million payment to Biovail upon signing, contingent payments to Biovail of $3.0 million upon receipt of marketing authorization for the drug and up to a maximum of $7.5 million based upon sales. The Company recorded a charge for the $1.0 million signing payment in the first quarter of 2003. This payment was to obtain the patent and related clinical data from Biovail. As this product will require FDA approval prior to marketing and the patent has no alternative future use, the Company expensed the entire license fee. As the separation agreement ends DOV's performance obligations, the agreement also resulted in the recognition in the first quarter of the remaining deferred revenue, totaling approximately $3.0 million as of December 31, 2002, of the original $7.5 million license fee paid to DOV. In addition, as a result of the separation agreement, Biovail and DOV also agreed to release any and all claims.

8.     Recent Litigation Developments

        From April 30, 2002, a number of class action lawsuits were filed naming as defendants the Company, certain of the Company's officers and directors and certain of the underwriters in the Company's April 24, 2002 initial public offering of 5,000,000 shares of its common stock. The lawsuits were based upon the Company's alleged failure to disclose the filing of a revised registration statement and prospectus for the Company's initial public offering reflecting changes to the 1999 financial statements of the Company's joint venture with Elan, DOV (Bermuda), Ltd. These class actions were brought on behalf of purchasers of the Company's common stock in or traceable to the Company's initial public offering and sought money damages or rescission. On December 20, 2002, the Company entered into an agreement, which was approved by the court on April 16, 2003, to settle these lawsuits. The settlement includes all defendants and covers as a class all those who purchased common stock of the Company in or traceable to the Company's initial public offering through December 20, 2002 and suffered damages. The Company paid in the aggregate to the class members (inclusive of their attorneys' fees and costs) $250,000 and issued 500,000 six-year warrants to purchase common stock exercisable at $10.00 per share. As of June 2, 2003 (the issuance date), the Company determined the value of these warrants at $2.2 million and recorded the warrants as stockholders' equity.

        Based on the terms of the settlement agreement, the Company determined that a liability related to these actions was probable and that the value was reasonably estimable. Accordingly, as of December 31, 2002, the Company established an estimate for the cost of the litigation settlement of $2.5 million, respectively, with $2.3 million representing the Company's estimate of the liability for the fair value of the warrants. The Company recorded the issuance of the 500,000 warrants as stockholders' equity in accordance with EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock."

        In connection with the securities class action lawsuits described above, the Company's providers of primary and excess liability insurance for directors and officers, D&O, have asserted that the policy binders they issued in connection with the Company's initial public offering were not effective because, among other reasons, the carriers claim that they never approved the documentation provided with the policy application, including the final registration statement, and the carriers' claim that such approval is a prerequisite to their policies' effectiveness. The Company strongly disagreed with their positions, advised the carriers that the Company intended to hold them to their original binder terms as the Company vigorously pursued resolution of these matters, and initiated arbitration against the primary D&O carrier. The Company reached agreement with the excess D&O carrier that for claims other than the securities class action lawsuits described above, the excess D&O policy will remain in place, effective for losses in excess of $10.3 million. In April 2003, prior to commencement of arbitration, the Company and the primary carrier reached a settlement. Under the settlement terms, the carrier paid the Company approximately $1.6 million.

        The carrier also issued a $10 million D&O policy, including entity coverage, for three years at a fixed rate that the Company believes is competitive. While the carrier retains the right to reprice the policy premium upon the second policy anniversary if there is further claim experience, any repricing not acceptable to the Company will relieve it of its obligation to keep the policy in force. The Company has also been issued D&O insurance by the original excess carrier for $5 million of excess insurance. The insurance recovery was recorded in the second quarter of 2003 as other income.

9.     Subsequent Event

        On July 2, 2003, the Company concluded a private placement of 1,428,571 shares of its common stock and three year warrants to purchase an aggregate of 392,857 shares of the Company's common stock at an exercise price of $16.00 per share to a group of funds managed by OrbiMed Advisors, LLC, for gross proceeds of $15.0 million. The investors also received the right to nominate a director to the Company's board of directors within six months.

        On October 21, 2003, the Company entered into a agreement with Elan to acquire 100% ownership of Nascime Limited, the joint venture's operating company, formed by Elan and the Company in 1999 to develop controlled release formulations of bicifadine and ocinaplon. In connection with the acquisition, the Company paid $5.0 million to a subsidiary of Elan in respect of its 17% equity stake in the joint venture. Elan granted to the operating company a non-exclusive, royalty free, perpetual, worldwide license to make and sell the two product candidates in controlled release formulations using the Elan intellectual property licensed to the joint venture, including that developed during the venture. In connection with the license grant, Elan will be entitled to receive up to an aggregate of $3.0 million when the products are licensed or come to market. This acquisition ends Elan's involvement in the nearly five-year joint venture established to develop controlled release formulations of ocinaplon and bicifadine.

        In connection with the termination of the Company's joint venture with Elan, Elan and the Company agreed to amend or terminate, as applicable, certain of the original joint venture agreements to, among other things, eliminate the requirement that the Company obtain Elan's consent prior to a sale by the Company of all or any material portion of the Company's assets and to eliminate Elan's right to terminate the Elan license agreement upon certain change of control events.

        The acquisition by the Company of Nascime Limited and the product candidates, bicifadine and ocinaplon, relate to early stage technology that, in the opinion of the Company's management, has not yet reached technological feasibility, as the products will ultimately require regulatory approval prior to commercialization. In that regard, the Company's management anticipates that the majority of the $5.0 million purchase price, if not the entire amount, will be expensed as in-process research and development in the fourth quarter of 2003.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of
DOV Pharmaceutical, Inc.

        In our opinion, the accompanying balance sheets and the related statements of operations, stockholders' deficit and cash flows present fairly, in all material respects, the financial position of DOV Pharmaceutical, Inc. at December 31, 2001 and 2002, and the results of its operations and its cash flows for each of the three years ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Florham Park, NJ
March 7, 2003, except for Note 15 as to which the date is March 28, 2003

DOV PHARMACEUTICAL, INC.
BALANCE SHEETS

	December 31,
	2001	2002
Assets
Current assets:
Cash and cash equivalents	$13,652,334	$37,859,573
Accounts receivable	156,000	47,289
Marketable securities — short term	—	21,446,821
Investments	2,380,583	1,609,961
Receivable from DOV Bermuda	1,330,821	3,040,379
Prepaid expenses and other current assets	85,029	710,880

Total current assets	17,604,767	64,714,903
Marketable securities — long term	—	1,039,230
Property and equipment, net	242,377	338,500
Deferred charges, net	232,885	57,814

Total assets	$18,080,029	$66,150,447

Liabilities, Redeemable Preferred Stock and Stockholders' (Deficit)/ Equity
Current liabilities:
Accounts payable	$360,895	$1,906,923
Accrued expenses	1,410,223	3,839,331
Deferred revenue — current	2,500,000	1,979,167
Accumulated loss in excess of investment in DOV Bermuda	1,502,903	2,875,763

Total current liabilities	5,774,021	10,601,184

Deferred revenue — noncurrent	2,708,333	989,583
Convertible exchangeable promissory note	9,807,704	10,506,257
Convertible promissory note	2,987,971	3,294,064
Commitments and contingencies
Redeemable preferred stock — series C, $1.00 par value, 1,750,000 shares authorized, 1,750,000 issued and outstanding at December 31, 2001 and none issued and outstanding at December 31, 2002; liquidation preference at December 31, 2001 $7,070,000	6,021,570	—
Redeemable preferred stock — series D, $1.00 par value, 1,400,000 shares authorized, 1,040,000 issued and outstanding at December 31, 2001 and none issued and outstanding at December 31, 2002; liquidation preference at December 31, 2001 $10,400,000	8,816,589	—
Stockholders' (deficit) equity:
Preferred stock — series B, $1.00 par value, 354,643 shares authorized, 354,643 shares issued and outstanding at December 31, 2001 and 2002	354,643	354,643
Common stock, $.0001 par value, 60,000,000 shares authorized, 4,894,238 issued and outstanding at December 31, 2001 and 14,414,038 issued and outstanding at December 31, 2002	489	1,441
Additional paid-in capital	6,261,271	81,523,234
Accumulated other comprehensive loss	—	(179,091)
Accumulated deficit	(23,844,663)	(40,665,135)
Unearned compensation	(807,899)	(275,733)

Total stockholders' (deficit)/ equity	(18,036,159)	40,759,359

Total liabilities, redeemable preferred stock and stockholders' (deficit)/ equity	$18,080,029	$66,150,447

The accompanying notes are an integral part of these financial statements.

DOV PHARMACEUTICAL, INC.
STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2000	2001	2002
Revenue	$—	$5,711,466	$2,389,634
Operating expenses:
Royalty expense	—	1,111,122	—
General and administrative expense	1,347,839	2,343,105	3,902,544
Research and development expense	2,639,639	5,524,837	10,310,900

Loss from operations	(3,987,478)	(3,267,598)	(11,823,810)
Loss in investment in DOV Bermuda	(1,318,340)	(1,433,902)	(1,016,798)
Interest income	223,413	366,061	1,066,841
Interest expense	(852,004)	(1,491,357)	(2,017,309)
Other income (expense), net	—	422,599	(3,029,396)

Net loss	(5,934,409)	(5,404,197)	(16,820,472)
Deemed dividend on issuance of series C preferred	(49,000)	—	—
Deemed dividend on issuance of series D preferred	—	(97,400)	—

Net loss attributable to common stockholders	$(5,983,409)	$(5,501,597)	$(16,820,472)

Basic and diluted net loss per share	$(1.23)	$(1.12)	$(1.47)

Weighted average shares used in computing basic and diluted net loss per share	4,877,496	4,894,138	11,440,731

The accompanying notes are an integral part of these financial statements.

DOV PHARMACEUTICAL, INC.
STATEMENTS OF STOCKHOLDERS' (DEFICIT)/ EQUITY

	Series B Preferred Stock	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Unearned Compensation	Accumulated Other Comprehensive Loss	Total Stockholders' (Deficit)/ Equity
Balance, December 31, 1999	$354,643	$487	$3,308,536	$(12,506,057)	$(51,571)	—	$(8,893,962)
Warrants issued for offering costs for issuance of series C	—	—	412,125	—	—	—	412,125
Beneficial conversion feature on issuance of series C	—	—	49,000	—	—	—	49,000
Deemed dividend on issuance of series C	—	—	(49,000)	—	—	—	(49,000)
Issuance of common stock for services	—	1	37,739	—	—	—	37,740
Issuance of options to employees	—	—	117,800	—	(117,800)	—	—
Amortization of unearned compensation	—	—	—	—	148,050	—	148,050
Issuance of warrants and options for services	—	—	208,734	—	—	—	208,734
Net loss, year ended December 31, 2000	—	—	—	(5,934,409)	—	—	(5,934,409)

Balance, December 31, 2000	354,643	488	4,084,934	(18,440,466)	(21,321)	—	(14,021,722)
Warrants issued for offering costs for issuance of series D	—	—	173,784	—	—	—	173,784
Beneficial conversion feature on issuance of series D	—	—	97,400	—	—	—	97,400
Deemed dividend on issuance of series D	—	—	(97,400)	—	—	—	(97,400)
Options exercised	—	1	31,249	—	—	—	31,250
Issuance of options to employees	—	—	1,118,705	—	(1,118,705)	—	—
Amortization of unearned compensation	—	—	—	—	332,127	—	332,127
Issuance of options for services	—	—	293,099	—	—	—	293,099
Interest payable in convertible securities	—	—	559,500	—	—	—	559,500
Net loss, year ended December 31, 2001	—	—	—	(5,404,197)	—	—	(5,404,197)

Balance, December 31, 2001	354,643	489	6,261,271	(23,844,663)	(807,899)	—	(18,036,159)
Issuance of common stock	—	500	58,970,530	—	—	—	58,971,030
Conversion of preferred stock, series C and D to common stock	—	452	14,837,707	—	—	—	14,838,159
Issuance of options to employees	—	—	72,573	—	(72,573)	—	—
Amortization of unearned compensation	—	—	136,166	—	604,739	—	740,905
Issuance of options for services	—	—	233,371	—	—	—	233,371
Interest payable in convertible securities	—	—	1,011,616	—	—	—	1,011,616
Comprehensive loss:
Net loss, year ended December 31, 2002	—	—	—	(16,820,472)	—	—	(16,820,472)
Unrealized loss on marketable securities	—	—	—	—	—	(179,091)	(179,091)

Comprehensive loss	—	—	—	—	—	—	(16,999,563)

Balance, December 31, 2002	$354,643	$1,441	$81,523,234	$(40,665,135)	$(275,733)	$(179,091)	$40,759,359

The accompanying notes are an integral part of these financial statements.

DOV PHARMACEUTICAL, INC.
STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2000	2001	2002
Cash flows from operating activities
Net loss	$(5,934,409)	$(5,404,197)	$(16,820,472)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss in investment in DOV Bermuda	1,318,340	1,433,902	1,016,798
Milestone revenue	—	(1,874,633)	—
Noncash royalty and litigation settlement expense	—	749,853	2,270,497
Net (appreciation) depreciation in investments	—	(422,599)	500,904
Non cash interest expense	844,501	1,488,935	2,016,262
Depreciation	96,594	96,634	104,935
Amortization of deferred charges	27,750	30,429	25,071
Noncash compensation charges	148,050	332,127	740,905
Warrants, options and common stock issued for services	246,474	293,099	233,371
Changes in operating assets and liabilities:
Due from DOV Bermuda (Elan Portion)	(73,578)	(154,453)	(340,202)
Accounts receivable	—	(156,000)	108,711
Prepaid expenses and other current assets	(23,173)	(56,706)	(625,851)
Accounts payable	(371,194)	268,734	1,546,028
Accrued expenses	419,284	(107,787)	572,322
Deferred revenue	—	5,208,333	(2,239,583)

Net cash (used in) provided by operating activities	(3,301,361)	1,725,671	(10,890,304)

Cash flows from investing activities
Investments in DOV Bermuda, net of cash received	(1,059,823)	(1,350,643)	(1,007,287)
Purchases of marketable securities	—	—	(24,665,142)
Sales of marketable securities	—	—	2,000,000
Purchases of property and equipment	(125,604)	(82,074)	(201,058)
Proceeds from maturity of certificates of deposit	101,536	—	—

Net cash used in investing activities	(1,083,891)	(1,432,717)	(23,873,487)

Cash flows from financing activities
Proceeds from issuance of stock, net of cash costs	6,433,695	8,990,373	58,971,030
Proceeds from convertible promissory note	1,160,000	—	—
Proceeds from options exercised	—	31,250	—

Net cash provided by financing activities	7,593,695	9,021,623	58,971,030

Net increase in cash and cash equivalents	3,208,443	9,314,577	24,207,239
Cash and cash equivalents, beginning of year	1,129,314	4,337,757	13,652,334

Cash and cash equivalents, end of year	$4,337,757	$13,652,334	$37,859,573

Supplemental disclosures of cash flow information
Interest paid	$7,536	$2,421	$1,047

The accompanying notes are an integral part of these financial statements.

DOV PHARMACEUTICAL, INC.
NOTES TO AUDITED FINANCIAL STATEMENTS

1.     The Company

Organization

        DOV Pharmaceutical, Inc. (the "Company") was incorporated in May 1995 under the laws of the State of New Jersey and reincorporated in Delaware in November 2000.

        The Company is a biopharmaceutical company focused on the discovery, in-licensing, development and commercialization of novel drug candidates for central nervous system and other disorders, including cardiovascular and urological that involve alterations in neuronal processing. The Company has six product candidates in clinical trials targeting insomnia, anxiety disorders, pain, depression and angina and hypertension. The Company has established strategic alliances with select partners to access their unique technologies and their commercialization capabilities. The Company operates principally in the United States but it also conducts clinical studies in Europe.

2.     Significant Accounting Policies

Basis of Presentation

        The financial statements are presented on the basis of accounting principles that are generally accepted in the United States.

        The Company and Elan Corporation, plc ("Elan") entered into a transaction to form DOV (Bermuda), Ltd. f/k/a DOV Newco, Ltd. a Bermuda exempted limited company ("DOV Bermuda"). While the Company owns 80.1% of the outstanding capital stock of DOV Bermuda and Elan owns 19.9%, through its wholly-owned subsidiary Elan Pharmaceuticals Investments II, Ltd., Elan has retained significant minority rights that are considered "participating rights" as defined in the Emerging Issues Task Force Consensus No. 96-16 "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights." Accordingly, the Company does not consolidate the financial statements of DOV Bermuda, but instead accounts for its investment in DOV Bermuda under the equity method of accounting. As Elan's participating rights expired as of January 2003, the Company will begin to consolidate the results of DOV Bermuda as of January 1, 2003. (See Note 5).

        The Company records its 80.1% interest in the loss in DOV Bermuda as research and development expense for the portion of the research and development expense incurred by the Company on behalf of DOV Bermuda and as Loss in Investment in DOV Bermuda for the Company's 80.1% interest in the remaining loss of DOV Bermuda.

Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported assets, liabilities, revenues, earnings, financial position and various disclosures. Significant estimates include accrued litigation settlement costs, the value of investments and the development period for the Company's products. Actual results could differ from those estimates.

Reclassifications

        Certain prior-year amounts have been reclassified to conform to the 2002 financial statement presentation.

Segment and Geographic Information

        The Company has determined it has one reportable operating segment as defined by Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information."

Cash, Cash Equivalents and Marketable Securities

        The Company considers all highly liquid investments with a maturity of 90 days or less when purchased to be cash equivalents. The Company has evaluated its investment policies consistent with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and has determined that all of its investment securities are to be classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported in Stockholders' Equity under the caption "Accumulated Other Comprehensive Income (Loss)." The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in other income and expense. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income.

Property and Equipment

        Property and equipment are stated at cost. Depreciation is provided on furniture and fixtures and machinery and equipment over their estimated useful lives ranging from 2 to 7 years, using principally the straight-line method. Leasehold improvements are amortized over the lesser of the term of the respective lease or the useful lives of the related assets. Expenditures for maintenance and repairs are expensed to operations as incurred.

Impairment of Long-Lived Assets

        During 2002, the Company adopted SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 requires that long-lived assets, to be held and used by an entity, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under SFAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets are written down to their estimated fair values. The adoption of SFAS 144 did not have any material impact on the financial position and results of operations of the Company.

Deferred Charges

        Deferred charges are issuance costs for the convertible exchangeable promissory note and the convertible promissory note and are being amortized over the six-year term of the instruments. Costs of $150,000 in connection with the Company's initial public offering were deferred at December 31, 2001. These costs were charged to additional paid-in capital upon the successful completion of the initial public offering in 2002.

Revenue Recognition

        Revenue is recognized under collaboration or research and development agreements when services are performed or when contractual obligations and/or milestones are met and amounts are considered collectible. The Company has adopted the milestone payment method to account for milestone payments received pursuant to development agreements. Revenues from milestone payments that represent the culmination of a separate earnings process are recorded when the milestone is achieved. Cash received in advance of revenue recognition for license fees is recorded as deferred revenue and recognized when earned over the research and development period.

        Royalty revenue will be recognized upon the sale of the related products, provided the royalty amounts are fixed or determinable and collection of the related receivable is probable. The Company has not recognized royalty revenue to date.

Research and Development

        Research and development costs are expensed when incurred and include allocations for payroll and related costs and other corporate overhead. Certain research and development expenses incurred on behalf of DOV Bermuda are billed to DOV Bermuda under a joint development and operating agreement. Payments received from DOV Bermuda that reflect Elan's 19.9% interest in the work performed by the Company for DOV Bermuda are recorded as a reduction in research and development expense. Research and development expenses include $1,568,652, $3,303,617 and $5,924,785 for the years ended December 31, 2000, 2001 and 2002 related to work performed for DOV Bermuda.

        The following represents a detail of amounts included in research and development expense:

	Years Ended December 31,
	2000	2001	2002
Payroll related and associated overhead	$1,420,664	$2,646,220	$3,607,387
Clinical and preclinical trial costs	901,712	2,425,198	6,256,267
Professional fees	186,956	337,002	274,636
Travel	130,307	116,417	172,610

Total research and development expense	$2,639,639	$5,524,837	$10,310,900

Research and development attributable to DOV Bermuda	$1,568,652	$3,303,617	$5,924,785
Research and development attributable to other compounds	1,070,987	2,221,220	4,386,115

Total research and development expense	$2,639,639	$5,524,837	$10,310,900

        The following represents a reconciliation of the total loss of DOV Bermuda included in our statements of operations:

	Years Ended December 31,
	2000	2001	2002
DOV Pharmaceutical, Inc.'s 80.1% portion of DOV Bermuda losses	$2,886,992	$4,737,519	$7,580,380
Elimination of Intercompany profits	—	—	638,797

Total loss in DOV Bermuda recorded by DOV Pharmaceutical, Inc.	$2,886,992	$4,737,519	$6,941,583

Loss in investment in DOV Bermuda	$1,318,340	$1,433,902	$1,016,798
Research and development expense	1,568,652	3,303,617	5,924,785

Total loss in DOV Bermuda recorded by DOV Pharmaceutical, Inc.	$2,886,992	$4,737,519	$6,941,583

Income Taxes

        Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Net Loss Per Share

        Basic and diluted net loss per share has been computed using the weighted-average number of shares of common stock outstanding during the period. The Company has excluded the shares issuable on conversion of the convertible exchangeable promissory note, the convertible promissory note, convertible preferred stock, outstanding options and warrants to purchase common stock from the calculation of diluted net loss per share, as such securities are antidilutive for all periods presented.

	Years Ended December 31,
	2000	2001	2002
Net loss attributable to common stockholders	$(5,983,409)	$(5,501,597)	$(16,820,472)

Basic and diluted:
Weighted-average shares used in computing basic and diluted net loss per share	4,877,496	4,894,138	11,440,731

Basic and diluted net loss per share	$(1.23)	$(1.12)	$(1.47)

Antidilutive securities not included in basic and diluted net loss per share calculation:
Convertible preferred stock	3,409,521	5,094,321	574,521
Convertible exchangeable promissory note	2,303,619	2,467,155	2,639,763
Convertible promissory note	794,928	876,904	966,001
Options	1,584,360	2,433,240	2,950,599
Warrants	484,574	551,312	551,312

	8,577,002	11,422,932	7,682,196

Comprehensive Loss

	Years Ended December 31,
	2000	2001	2002
Net loss	$(5,934,409)	$(5,404,197)	$(16,820,472)
Net unrealized losses on marketable securities	—	—	(179,091)

Comprehensive loss	$(5,934,409)	$(5,404,197)	$(16,999,563)

Stock-Based Compensation

        The Company accounts for stock-based compensation expense for options granted to employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and has adopted the disclosure only alternative of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The expense for options granted to non-employees has been determined in accordance with FAS 123 and EITF 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." Unearned compensation expense is being amortized in accordance with Financial Accounting Standards Board Interpretation No. 28 on an accelerated basis over the vesting period.

        If the Company had elected to recognize compensation expense based upon the fair value at the date of grant for awards under these plans, consistent with the methodology prescribed by SFAS 123, the effect on the Company's net loss would be as follows:

	For the Years Ended December 31,
	2000	2001	2002
Net loss attributed to common stockholders:
As reported	$(5,983,409)	$(5,501,597)	$(16,820,472)
Add: total stock-based employee compensation expense determined under APB No. 25	148,050	332,127	740,905
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards	(647,164)	(1,088,821)	(1,663,406)

Pro forma	(6,482,523)	(6,258,291)	(17,742,973)

Basic and diluted net loss per share applicable to common stockholders:
As reported	$(1.23)	$(1.12)	$(1.47)

Pro forma	$(1.33)	$(1.28)	$(1.55)

        For purposes of the computation of the pro forma effects on the net loss above, the fair value of each employee option is estimated using the Black-Scholes option pricing model and using the following assumptions:

	December 31,
	2000	2001	2002
Risk-free interest rate	5.37% - 6.97%	4.45% - 5.46%	3.90% - 5.44%
Expected lives	10 years	10 years	10 years
Expected dividends	None	None	None
Expected volatility	0%	0%	82%

        The weighted average per share fair value of Company's common stock options granted to directors, officers and employees for the years ended December 31, 2000, 2001 and 2002 approximated $3.92, $4.11 and $2.14, respectively.

Risks and Uncertainties

        The Company is subject to risks common to companies in the biopharmaceutical industry, including, but not limited to, successful commercialization of product candidates, protection of proprietary technology and compliance with FDA regulations.

Concentration of Credit Risk

        Cash and cash equivalents are invested in deposits with significant financial institutions. The Company has not experienced any losses on its deposits of cash and cash equivalents. Management believes that the financial institutions are financially sound and, accordingly, minimal credit risk exists. Approximately $9.4 million of the Company's cash balance was uncollateralized at December 31, 2002.

Derivatives

        In accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities, ("SFAS 133"), all derivative instruments are recorded on the balance sheet at fair value. Changes in fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and if so, depending on the type of hedge transaction.

Investments

        Investments represent the warrants to purchase shares of common stock received from Neurocrine. The warrants are derivative financial instruments under SFAS No. 133 and thus are carried at fair value. Changes in fair value are recorded as other income or other expense. (See Note 11).

Recent Accounting Pronouncements

        In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. As the Elan's participating rights expired as of January 2003 (see Note 5), the Company will begin to consolidate DOV Bermuda as of January 1, 2003. As a result, the adoption of FIN 46 is not expected to have a material effect on the Company's financial position or results of operations.

        In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. This Statement amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. This Statement also amends the disclosure provision of SFAS No. 123 and APB No. 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. The adoption of SFAS No. 148 did not have a material effect on the Company's financial position or results of operations.

        In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The Company will be required to adopt this provision for revenue arrangements entered into on or after June 15, 2003. Management is currently evaluating the effect that the adoption of EITF 00-21 will have on the Company's results of operations and financial condition.

        In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which expands previously issued accounting guidance and disclosure requirements for certain guarantees. The Interpretation requires an entity to recognize an initial liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability will be applied on a prospective basis to guarantees issued or modified after December 31, 2002. Currently, there are no disclosures required under FIN 45.

        In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. This Statement nullifies Emerging Issues Task Force (EITF) 94-3, Liability Recognition for Certain Employees Termination Benefits and Other Costs to Exit an Activity (including Certain Costs incurred in an Restructuring) which permitted recognition of a liability for an exit cost at the date of an entity's commitment to an exit plan. The Statement is effective as of January 1, 2003. If the Company is to record restructuring charges subsequent to January 1, 2003, such charges will be recorded in accordance with SFAS No. 146.

3.     Marketable Securities

        The following is a summary of marketable securities classified as "available-for-sale" securities as required by SFAS 115 as of December 31, 2002.

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Institutional money market	$9,691,127	$—	$—	$9,691,127
Auction rate securities	18,480,152	—	(152)	18,480,000

Amounts included in cash and cash equivalents	28,171,279	$—	$(152)	$28,171,127

Government debt	$2,125,899	$1,610	$(3,511)	$2,123,998
Corporate debt	19,496,921	—	(174,098)	19,322,823

Amounts included in marketable securities — short-term	$21,622,820	$1,610	$(177,609)	$21,446,821

Corporate debt	$1,042,170	$—	$(2,940)	$1,039,230

Amounts included in marketable securities — long-term	$1,042,170	$—	$(2,940)	$1,039,230

        The following is a summary of the amortized cost and estimated value of debt securities by contractual maturity at December 31, 2002, excluding securities classified as cash and cash equivalents.

	Amortized Cost	Estimated Fair Value
Due in less than one year	$21,622,820	$21,446,821
Due between one and two years	1,042,170	1,039,230

Total	$22,664,990	$22,486,051

4.     Property and Equipment

        Property and equipment consist of the following at:

		December 31,
	Years	2001	2002
Furniture and fixtures	7	$155,994	$215,519
Machinery and equipment	2-5	265,075	339,223
Leasehold improvements	2-5	80,539	145,603

Less accumulated depreciation		259,231	361,845

Property and equipment, net		$242,377	$338,500

5.     Transaction with Elan

        In January 1999, the Company and Elan International Services, Ltd. ("EIS"), a wholly-owned subsidiary of Elan, formed DOV Bermuda, which owns 100% of the issued and outstanding share capital of Nascime Limited, an Irish private limited company ("Nascime"). DOV Bermuda was formed for the special and limited purpose of holding all the issued and outstanding shares of Nascime. The principal business of Nascime is to carry on the business of development, testing, exploitation, registration, manufacture, commercial realization and licensing of two of the Company's compounds, ocinaplon and bicifadine, utilizing certain Elan technology. In June 2000, EIS transferred its shares to a wholly-owned non-consolidated subsidiary, EPIL II.

        The Company owns 100% of the class A common stock of DOV Bermuda, which represents 80.1% of the total outstanding capital stock of DOV Bermuda. EIS, through its wholly-owned subsidiary EPIL II, owns the remaining 19.9% of the outstanding capital stock of DOV Bermuda through its ownership of 100% of the class B common stock. The class A and class B common stock of DOV Bermuda rank pari passu in all respects, except that the class B shares do not carry voting or dividend rights. EIS, however, has the right to redesignate and convert the class B shares at any time such that the shares would have rights to either vote but not receive dividends, to receive dividends but not vote or both vote and receive dividends. Both the class A and class B stock in DOV Bermuda are subject to certain transfer restrictions, which prevent the Company or EIS from transferring their interest in DOV Bermuda, other than to an affiliate. Additionally, neither the Company nor EIS can pledge or create a lien against their shares in DOV Bermuda without the consent of the other party except in certain instances.

        In connection with the transaction, the Company issued equity securities to EIS consisting of: 525,025 shares of common stock, 354,643 shares of series B preferred stock, and warrants to purchase 121,500 shares of the Company's common stock at an exercise price of $3.41 a share for an aggregate purchase price of $3,000,000. The Company also issued a convertible exchangeable promissory note with a principal amount of $8,010,000 to EIS. In return, EIS paid the Company $11,010,000 of which $3,000,000 was retained by the Company and $8,010,000 was used by the Company to fund its investment in the class A common stock of DOV Bermuda.

        Additionally, the Company sublicensed and licensed rights to two compounds, ocinaplon and bicifadine, to Nascime for a $5,000 license fee. The Company may earn milestone payments of up to $7,500,000 and royalties on net sales from Nascime and remains responsible for payments under its agreement with American Cyanamid, now Wyeth. (See Note 11). The licenses expire on a product by product and country by country basis on the later of 15 years from the launch of the product or the last patent expiration.

        EIS contributed $1,990,000 to DOV Bermuda to fund its investment in the class B common stock of DOV Bermuda. Elan also licensed its controlled release formulation technologies to Nascime for $10,000,000. Under the license agreement with Elan, Nascime will pay Elan a royalty on net sales. Elan may terminate its license agreement if a named competitor acquires a ten percent interest in the Company or DOV Bermuda, or becomes materially engaged in the business or development of the Company or DOV Bermuda. The license expires on a product by product and country by country basis on the later of 15 years from the launch of the product or the last patent expiration.

        At EIS's election through exchanging the principal portion of the convertible exchangeable promissory note issued by the Company to EIS, EIS's ownership interest in DOV Bermuda can become equal to the Company's. The exchange would result in the Company transferring shares it holds in DOV Bermuda to EIS. Both the Company and EIS have certain preemptive rights, which allow them to maintain their respective ownership interests in future fundings of DOV Bermuda, and both are subject to dilution if they choose not to participate in future equity offerings. Although the Company is the majority shareholder, the joint development agreement gives management participation to both the

Company and EIS. Because the minority shareholder, EIS, has substantive participating rights through management participation, the Company accounts for its investment in the joint venture using the equity method of accounting, in accordance with EITF 96-16. Effective January 2003, Elan's participating rights expired. As a result, as of January 1, 2003, on a going forward basis the Company will consolidate the results of DOV Bermuda.

Ongoing Accounting and Funding of DOV Bermuda

        As discussed above, the primary purpose of the joint venture is to develop two of the Company's compounds utilizing the Elan technology. DOV Bermuda has no operations or employees and currently contracts out the research and development of the compounds to either the Company or Elan. EIS and the Company have historically funded the expenses of DOV Bermuda based on their respective ownership interests. DOV Bermuda then reimburses the Company and Elan for the work performed on behalf of DOV Bermuda. Prior to December 31, 2002, the Company recorded its 80.1% interest in the loss in DOV Bermuda as research and development expense for the portion of the research and development incurred by the Company and as Loss in investment in DOV Bermuda for the Company's interest in the remaining loss of DOV Bermuda, which includes the work performed by Elan on behalf of DOV Bermuda. As Elan's rights to participate in the management of the joint venture expired as of January 2003, the Company has consolidated 100% of the results of DOV Bermuda as of January 1, 2003. Additionally, since Elan has informed the Company that it is no longer funding DOV Bermuda, the Company is recording 100% of the loss of DOV Bermuda effective January 1, 2003. (See Note 2).

        On July 31, 2002, Elan announced a recovery plan that includes the divestiture of its businesses, assets and products that are no longer core. Elan has advised the Company that it will no longer fund its pro rata portion of the joint venture expenses, effective January 1, 2003. The Company intends to fund Elan's portion of the joint venture expenses but will also assess its options, including seeking substitute collaborative arrangements. Whatever the outcome of the foregoing, the Company is committed to pursuing the development of the joint venture product candidates on the present schedule.

        The Company had the ability until March 27, 2002 to borrow upon a convertible promissory note with EIS to borrow up to a maximum of $7,008,750 to meet its funding obligations under this agreement. At December 31, 2002, the Company has borrowed $2,441,600 under the convertible promissory note. The accumulated loss in excess of investment in DOV Bermuda of $2,875,763 as of December 31, 2002, reflects the Company's commitment to fund the losses in DOV Bermuda that have already been incurred.

        From the inception of DOV Bermuda through December 31, 2002 the Company's loss in its investment in DOV Bermuda was $12,212,671. DOV Bermuda is a development stage company with no revenues. For the period from inception through December 31, 2002, excluding the write-off of the technology licensed from Elan and the Company, DOV Bermuda had operating expenses of $20,890,457, which included $15,635,344 for research and development expenses invoiced to DOV Bermuda by the Company.

Elan Notes

        In January 1999, the Company issued a convertible exchangeable promissory note in the amount of $8,010,000 and a convertible promissory note in the maximum initial principal amount of $7,008,750 to EIS. At December 31, 2001, the Company had available $4,567,150 for borrowing under the convertible promissory note. The Company's ability to borrow under the convertible promissory note expired on March 27, 2002.

        Under the 1999 Stock Purchase Agreement with Elan, the Company covenanted not to sell all or any material portion of its assets without the consent of Elan so long as either of the notes held by Elan is outstanding. Those notes come due in January 2005 but may not be repaid prior to that time without Elan's consent.

a.     Convertible Exchangeable Promissory Note

        The convertible exchangeable promissory note provides for interest to accrue at the rate of 7% per annum compounded on a semi-annual basis. The note requires no payments until maturity on January 20, 2005, at which time the principal amount and unpaid accrued interest become due and payable. The note may not be prepaid by the Company without the prior written consent of EIS.

        At anytime prior to the date the note is paid in full, EIS has the right to convert the outstanding principal and unpaid accrued interest amount of the note into shares of common stock of the Company at $3.98 per share. If no portion of the original principal has been converted and DOV and EIS maintain their current respective ownership, the principal amount of the note is exchangeable at any time during the term of the note for common stock of DOV Bermuda, currently held by the Company, such that EIS' interest in DOV Bermuda is equal to that of the Company.

        The Company is accounting for the exchange feature of the note in accordance with EITF 86-28 "Accounting Implications of Indexed Debt Instruments." As such, the Company will record an adjustment to the carrying value of the note if the fair value of the additional interest in the joint venture exceeds the face value of the note. As of December 31, 2002 there has been no incremental interest expense recorded related to this feature. If EIS chooses to exchange the note for an additional interest in the joint venture, the accrued interest will remain convertible into common stock of the Company at $3.98 per share. If EIS chooses to exchange the note they are required to reimburse the Company for a portion of the research expense incurred by DOV Bermuda since inception, such that the Company and EIS have funded the research and development expense equally.

        During 2001 and 2002, the interest feature in the convertible exchangeable promissory note was determined to include a beneficial conversion feature as the interest is convertible into shares of the Company or payable in cash at the option of EIS. The Company is accounting for this feature in accordance with EITF 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" and EITF 00-27 "Application of Issue 98-5 to Certain Convertible Instruments." The Company recorded $342,115 and $636,734 of additional interest expense associated with this beneficial conversion feature in 2001 and 2002, respectively, with a corresponding increase in additional paid-in capital.

        For the years ended December 31, 2000, 2001 and 2002, the accrued interest excluding the additional interest noted above on the note amounted to $610,465, $650,106 and $698,553, respectively and has been recorded as interest expense and added to the principal balance of the note.

b.     Convertible Promissory Note

        The convertible promissory note provides for interest to accrue at the rate of 10% per annum compounded on a semi-annual basis. The note requires no payments until maturity on January 20, 2005, at which time the principal and unpaid accrued interest becomes due and payable. The note may not be prepaid by the Company without the prior written consent of EIS.

        EIS has the right to convert the outstanding principal and unpaid accrued interest amount of the note into shares of common stock of the Company at $3.41 per share.

        For the years ended December 31, 2000, 2001 and 2002, the Company has borrowed $1,160,000, $0, and $0 respectively, under this note. For the years ended December 31, 2000, 2001 and 2002 accrued interest on this note amounted to $234,036, $279,329,and $306,093 respectively, which has been recorded as interest expense and added to the principal balance of the note.

        Also during 2001 and 2002, the interest feature in the convertible promissory note was determined to include a beneficial conversion feature as the interest is convertible into shares of the Company or payable in cash at the option of EIS. The Company is accounting for this feature in accordance with EITF 98-5 and EITF 00-27. The Company recorded $217,385 and $374,881 of additional interest expense associated with this beneficial conversion feature in 2001 and 2002, respectively, with a corresponding increase to additional paid-in capital.

6.     Accrued Expenses

        Accrued expenses consist of the following:

	December 31,
	2001	2002
Accrued litigation settlement expenses	$—	$2,520,497
Accrued royalties	833,203	563,486
Accrued professional fees	368,227	269,430
Accrued bonuses	—	250,000
Accrued research expenses	111,585	24,930
Accrued payroll, vacation and other	97,208	210,988

	$1,410,223	$3,839,331

7.     Income Taxes

        No U.S. Federal taxes are payable at December 31, 2001 and 2002. Due to the recent New Jersey corporate income tax law change, the Company does have a $5,000 current state tax liability computed under the alternative minimum assessment regime.

        At December 31, 2002, the Company had approximately $18,000,000 of Federal and $9,200,000 of state net operating loss ("NOL") carryforwards available to offset future taxable income. The federal and state NOL carryforwards will begin expiring in 2010 and 2009, respectively, if not utilized.

        Pursuant to Section 382 of the Internal Revenue Code of 1986, as amended, the annual utilization of a company's net operating loss carryforwards may be limited if the Company experiences a change in ownership of more than 50 percentage points within a three-year period. As a result of the Company's initial public offering, the Company may have experienced such ownership changes. Accordingly, the Company's net operating loss carryforwards available to offset future federal taxable income arising before such ownership changes may be limited.

        For financial reporting purposes, a valuation allowance of $9,671,368 has been recorded at December 31, 2002, to fully offset the deferred tax asset related to these carryforwards. A valuation allowance is provided when it is more likely than not that some portion of or all of the deferred tax assets will not be realized. The principal components of the deferred tax asset, assuming a 34% federal tax rate, are as follows:

	December 31,
	2001	2002
Deferred tax assets:
Fixed assets	$17,329	$12,810
Accrued legal expenses	67,178	100,506
Deferred other	—	1,276,562
Accrued other	436,879	1,306,892
Net operating loss carryforward	3,976,828	6,974,598

Total gross deferred tax assets	4,498,214	9,671,368
Valuation allowance	(4,498,214)	(9,671,368)

Net deferred tax assets	$—	$—

        The net change in valuation allowance for 2002 was an increase of $5,173,154, primarily related to additional net operating losses incurred by the Company for which a benefit has not been recorded. The difference between the federal statutory tax rate (34%) and the effective tax rate (0%) is due to the increase in valuation allowance in all periods presented.

8.     Equity Transactions

        During 1999, in connection with the Elan transaction (see Note 5) the Company issued to EIS 525,025 shares of common stock, 354,643 shares of series B preferred stock, and 121,500 warrants to purchase shares of the Company's common stock at an exercise price of $3.41 a share for an aggregate price of $3,000,000. The $3,000,000 was allocated to the various instruments based on their relative market values as follows: $1,485,000 for the preferred stock, $1,350,000 for the common stock and $165,000 for the warrants. The series B preferred stock are non-voting shares issued from available "blank check" preferred stock with no preference as to liquidation or dividends. Each share of the series B preferred stock is convertible, without additional consideration and subject to further adjustments into 1.62 shares of the Company's common stock. In connection with the issuance of the series B preferred, the Company recorded a deemed dividend of $125,079 as the conversion price at issuance was less than the fair market value of the stock. The term of the warrants expires January 15, 2005.

        In May and June 2000, the Company issued 1,750,000 shares of series C redeemable convertible preferred stock for a total of $7,070,000 and incurred offering costs of $1,048,430. The series C redeemable convertible preferred stock was issued at $4.04 per share. The Company recorded a deemed dividend of $49,000 on issuance of the series C redeemable convertible preferred related to costs paid on behalf of the investors.

        In August and October 2001, the Company issued 1,040,000 shares of series D redeemable convertible preferred stock to outside investors for a total of $10,400,000 and incurred offering costs of $1,583,411. The series D redeemable convertible preferred stock was issued at $10.00 per share. The series D redeemable convertible preferred has a 7% dividend payable at the discretion of the Company's board of directors prior and in preference to the holders of common stock and to other series of preferred stock, other than series C redeemable convertible preferred. The Company recorded a deemed dividend of $97,400 on issuance of the series D redeemable convertible preferred related to costs paid on behalf of the investors.

        On March 8, 2002, the Company's board of directors declared a 1.62 for 1 stock split of the Company's common stock paid in the form of a dividend. In order to effect the split with regard to the series B preferred stock, the Company's board of directors approved an amendment to the Company's certificate of incorporation to provide for an adjustment in the conversion ratio of the series B preferred stock to reflect the split. The amendment was approved by the stockholders of the Company, including the holders of the series B preferred stock voting as a separate class. The split was effective on April 5, 2002. All share data give effect to such split as if the split had occurred on January 1, 2000.

        On April 30, 2002, the Company completed an initial public offering of 5,000,000 shares of common stock at $13.00 per share, raising proceeds for the Company of approximately $59.0 million, net of underwriting discounts and offering expenses. Upon completion of the initial public offering, all outstanding shares of the Company's series C and series D redeemable convertible preferred stock automatically converted on a 1.62 for 1 basis into an aggregate of 4,519,800 shares of common stock.

        On October 8, 2002, the Company implemented a Stockholder Rights Plan under which the Board of Directors declared a dividend distribution of one preferred stock purchase right for each outstanding share of DOV Pharmaceutical's common stock and 1.62 preferred stock purchase rights for each outstanding share of DOV Series B Preferred Stock to stockholders of record as of the close of business on October 9, 2002. Initially, these rights will not be exercisable and will trade with the shares of the Company's common stock and Series B Preferred Stock. Under the Stockholder Rights Plan, the rights generally will become exercisable if a person becomes an "acquiring person" by acquiring 15% or more of the common stock of the Company or if a person commences a tender offer that could result in that person owning 15% or more of the common stock of the Company. If a person becomes an "acquiring person," each holder of a right (other than the acquiring person) would be entitled to purchase, at the then-current exercise price, such number of shares of preferred stock that are equivalent to shares of the Company's common stock having a value of twice the exercise price of the right. If the Company is acquired in a merger or other business combination transaction after any such event, each holder of a right would then be entitled to purchase, at the then-current exercise price, shares of the acquiring company's common stock having a value of twice the exercise price of the right.

        As of December 31, 2002, the Company has 6,550,357 shares of undesignated preferred stock authorized with a par value of $1.00.

Stock Option Plans

1998 Stock Option Plan

        The Company's 1998 Stock Option Plan (the "1998 Plan") was adopted by the Company's board of directors on September 10, 1998. Under the 1998 Plan, the Company has granted stock options to selected officers, employees, directors and consultants of the Company. The Company's board of directors administers the 1998 Plan. The 1998 Plan provided for the issuance of 2,025,000 shares of common stock. As of December 31, 2002, options to purchase 1,130,760 shares of common stock were outstanding under the 1998 Plan. As of October 15, 2000 all new option grants are issued under the 2000 stock option plan. The term of the options granted under the 1998 Plan is ten years. Awards under the 1998 Plan vest 50% on the six month anniversary and 50% on the eighteen month anniversary.

2000 Stock Option and Grant Plan

        The Company's 2000 Stock Option and Grant Plan (the "2000 Plan") was adopted by the Company's board of directors on November 18, 2000 and amended on March 20, 2002. The 2000 Plan provides for the granting of stock, stock options, restricted stock and stock appreciation rights. Under the 2000 Plan, the Company has granted options to certain employees and non-employee advisors. The Company's Board of Directors administers the 2000 Plan. Options granted under the 2000 Plan have a maximum term of 10 years. Options issued generally vest either 25% on the first anniversary of grant and 1/36 ratably over the next 36 months or 25% on the first anniversary of grant and 1/3 ratably over the next three years. The 2000 Plan also provides the Company's board of directors with the discretion to accelerate exercisability of any award. As of December 31, 2002, the 2000 Plan allowed for the issuance of up to 1,692,090 shares of common stock plus that number of shares of common stock underlying any future termination, cancellation or reacquisition options granted under the 1998 Plan. Additionally, if any of the 405,000 options granted under the non-plan option grant are terminated, canceled or otherwise reacquired by the Company, that number of reacquired shares will also become available for issuance under the 2000 Plan. As of December 31, 2002 there were 277,251 options available for awards.

Non-Plan Option Grant

        In connection with the commencement of employment, the Company granted an employee stock options to acquire 405,000 shares of common stock at an exercise price of $2.78 per share. These options vest as follows: 50% on July 19, 2002 and the remaining 50% ratably thereafter over the next six quarters. Although these 405,000 options were neither granted under the 1998 Plan nor the 2000 Plan, the options were charged against the total number of options available for future grants under the 2000 Plan.

        During 2000, 2001 and 2002, the Company granted stock options to employees with an exercise price less than fair market value. These options gave rise to unearned compensation in the amount $117,800, $1,118,705 and $72,573, respectively, as of the date of the grant, which amount is being amortized to operations over the vesting period. In April 2002, the Company issued 24,300 options to a director at an exercise price below the fair market value of the common stock. 25% of the options vest at the end of each year for the next four years. The options resulted in a charge to operations of $10,733 in 2002.

Non-Employee Options and Warrants

        In February 2002, the Company issued 8,100 options to a non-employee consultant. 25% of the options vest at the end of each year for the next four years. The options resulted in a charge to operations of $20,149 in 2002.

        In August 2001, the Company issued 16,200 warrants to a non-employee consultant. 50% of the warrants vested immediately and the remaining 50% vested on February 1, 2002. The warrants resulted in a charge to operations of $77,522 and $30,283 in 2001 and 2002 respectively.

        The Company granted 64,800 options to non-employees for the year ended December 31, 2001. These options were valued at fair value and resulted in a charge to operations of $215,577 and $182,939 in 2001 and 2002 respectively.

        Option activity for the years ended December 31, 2000, 2001 and 2002 was as follows:

	Options	Weighted Average Options Exercise Price
Balance at December 31, 1999	623,700	$2.58
Granted	583,200	$2.69
Exercised	—	$—
Forfeited	(11,340)	$7.41
Balance at December 31, 2000	1,195,560	$2.55
Granted	1,253,880	$3.74
Exercised	(12,150)	$2.57
Forfeited	(4,050)	$2.78
Balance at December 31, 2001	2,433,240	$3.18
Granted	687,240	$5.20
Exercised	—	$—
Forfeited	(169,881)	$4.74
Balance at December 31, 2002	2,950,599	$3.56

        The weighted average exercise price, by price range, for all outstanding options as of December 31, 2002 is:

	Weighted Average Remaining Contractual Life	Outstanding Options	Options Exercisable	Weighted Average Exercise Price
Price range $2.27-$4.00	6.27 years	1,604,360	1,393,335	$2.65
Price range $4.01-$6.99	8.36 years	1,211,099	194,717	$4.29
Price range $7.00-$10.19	9.03 years	135,140	4,600	$7.82

Warrants

        At December 31, 2002, warrants to purchase 551,312 shares of the Company's common stock were outstanding. All outstanding warrants are fully vested. The details of the warrants for common stock outstanding at December 31, 2002 were as follows:

Number of Shares Underlying Warrants	Exercise Price	Expiration Date
109,952	$2.73	January 2004
121,500	$3.41	January 2005
40,500	$2.47	January 2005
212,622	$2.49	June 2005
60,909	$6.17	August 2006
5,829	$6.17	October 2006

9.     Employment Agreements

        The Company has entered into employment agreements with both the Chief Executive Officer and the President that expire on December 10, 2004. The agreements provide for base compensation with annual increases, benefits, the reimbursement of expenses and the payment of incentive compensation, which will be determined by the Company's board of directors in its sole discretion. Additionally, if the Company should merge or consolidate with or into an unrelated entity, sell all or substantially all of its assets, or enter into a transaction or series of transactions the result of which 51% or more of its capital stock is transferred to one or more unrelated third parties, both the Chief Executive Officer and the President are entitled to receive a bonus equal to 2% of the gross proceeds of such sale (as defined in the agreement). The agreements also provide for benefits upon termination, disability or death. In addition, the agreements provide for severance and acceleration of vesting of stock options in the event of a termination after a change in control. The agreements also contain non-competition provisions that are in effect during the severance period.

        The Company has also entered into employment agreements with several other key employees which range in term from one to three years. The agreements provide for a base salary subject to annual increases and incentive compensation as determined by the Company's board of directors. Certain of these agreements provide for compensation and incentive compensation if the employee is terminated without cause or if the employee terminates because of the Company's failure to pay amounts due, demotion of title or responsibilities, or certain changes of control.

10.   Savings and Investment Plan

        The Company adopted the DOV Pharmaceutical, Inc. 401(k) Savings and Investment Plan (the "401(k) Plan"), effective January 1, 2002, which qualifies under Section 401(k) of the Internal Revenue Code of 1986, as amended. The 401(k) Plan is a defined contribution plan established to provide retirement benefits for all employees who have completed one year of service with the Company and attained 21 years of age.

        The 401(k) Plan is employee funded up to an elective annual deferral and also provides an option for the Company to contribute to the 401(k) Plan at the discretion of the 401(k) Plan's trustees. During fiscal 2002, the Company did not elect to contribute to the 401(k) Plan.

11.   Significant Agreements

Wyeth Agreement

        In May 1997, the Company entered into an option agreement with American Cyanamid, now Wyeth, to license four compounds from them and paid $10,000 as an option fee. In May 1998, the Company exercised its option and entered into a license agreement with Wyeth pursuant to which the Company paid $300,000 to Wyeth for certain rights to four compounds, indiplon, ocinaplon, bicifadine and DOV 216,303. As each of the four compounds licensed in from Wyeth require the approval of the FDA prior to their commercialization, are prior to technological feasibility and have no alternative future use, the Company wrote off the entire amount paid to Wyeth as research and development expense. If the Company sublicenses a compound to a third party, it is obligated to pay Wyeth 35% of all payments it receives based upon that compound. This payment drops to 25% if a new drug application has been filed by the Company before the sublicense grant. These payment obligations are subject to minimum royalties of 2.5% of net sales for indiplon, ocinaplon and DOV 216,303 and 4.5% of net sales for bicifadine, and minimum milestones of $2.5 million for indiplon, ocinaplon and DOV

216,303 and $5.0 million for bicifadine. In June 1998, the Company entered into a sublicense and development agreement for indiplon with Neurocrine Biosciences, Inc. ("Neurocrine"). The Company's sublicense agreement with Neurocrine and its joint venture with Elan are structured so that it can satisfy these minimum milestone obligations. To the extent DOV Bermuda has not entered into arrangements with third parties, however, any amounts owed to the Company from its joint venture with Elan will be effectively funded by the Company to the extent of its interest in DOV Bermuda unless Elan elects not to participate in the funding of DOV Bermuda after December 31, 2002 in which case the Company will effectively fund all of the amounts owed to it. If Wyeth terminates the license upon an uncured breach by the Company, the Company must transfer all information, data and know-how relating to the products and any government authorizations, in addition to the Company's rights derived from its sublicensees with regard to the products. The agreement expires as to each compound ten years following the launch of each compound in each country. Upon such expiration, with respect to each country the Company will have a fully paid, royalty-free license with the right to make, use or sell the compounds without any further monetary obligation to Wyeth.

        In 2001, Neurocrine made a milestone payment to the Company of $1,300,000 in cash and warrants to purchase 75,000 shares of Neurocrine common stock. Royalty expense for the year ended December 31, 2001, of $1,111,122 represents amounts due under the Wyeth agreement, which includes 35% of the cash and 35% of the fair value of the warrants at the date received from Neurocrine. Included in accrued expenses at December 31, 2002 is $563,486 related to the 35% of the amounts payable to Wyeth. This liability is adjusted to fair value and resulted in $269,718 of other income which has been netted against other expense during 2002 due to the decline in value of the warrants.

Biovail Agreement

        In January 2001, the Company entered into a license and research and development agreement regarding DOV diltiazem with Biovail under which Biovail obtained an exclusive, worldwide license to certain DOV intellectual property. The parties agreed to work together to formulate, research and clinically develop the product. Biovail has the exclusive right to manufacture and market the product and Biovail is responsible for marketing and commercialization decisions. The Company retains a co-promotion right subject to a separate co-promotion agreement to be negotiated with Biovail. Biovail is responsible for the first $6,000,000 of research and development costs to develop the product. Costs above $6,000,000 are shared equally by the parties. In connection with this agreement, the Company received a $7,500,000 fee on signing and the Company is entitled to receive milestone payments of up to $10,000,000 upon the occurrence of certain events and a royalty of net sales, if any. The upfront payment has been deferred and is being amortized to revenue when earned over the estimated research and development period. Through July 1, 2002, the Company estimated the development period for this product to be three years. This estimate was revised to a total of 41 months as of July 1, 2002, due to the need for an additional clinical trial. Biovail will also pay the Company to perform research and development under this agreement. Revenue and research and development expense includes $245,000 and $150,050 for the years ended December 31, 2001 and 2002, respectively, for such services.

        Under the Biovail license agreement, Biovail is required to enforce the DOV diltiazem patent and the related intellectual property, including to sue for infringement, and the Company may be required to reimburse Biovail for legal fees and disbursements in connection with such enforcement up to $1,500,000. (See Note 14).

Neurocrine Agreement

        In June 1998, the Company entered into a sublicense and development agreement for one of the Company's compounds (indiplon) with Neurocrine. In December 2002, Neurocrine and Pfizer Inc. announced a global agreement for the exclusive worldwide development and commercialization of indiplon.    In connection with this agreement, the Company and Neurocrine, together with its licensor Wyeth, agreed to establish three standby licenses, one to Neurocrine from Wyeth in case the Company's license agreement is terminated by reason of the Company's default, another to Neurocrine's partner (subsequently Pfizer, as noted below) from the Company in case the sublicense agreement with Neurocrine is terminated by reason of Neurocrine's default and a third standby license from Wyeth to Neurocrine's partner in case both Neurocrine and the Company default in our respective agreements. The Company received a sublicensing fee of $5,000. In addition, the Company is entitled to receive milestone payments on certain development events and royalties on net sales, if any. In the fourth quarter of 2001, Neurocrine commenced the first pivotal trial and made a milestone payment to the Company of $1,300,000 in cash and warrants to purchase 75,000 shares of Neurocrine common stock. The $1,300,000 in cash and fair value of the warrants of $1,874,633 were recorded as milestone revenue in the fourth quarter of 2001. A portion of these warrants with a fair value of $93,732 were used to pay transaction fees. The warrants qualify as a derivative under SFAS No. 133 and are carried on the balance sheet at their fair market value. Any change in fair market value will be recorded as other income or expense. During 2002, the Company recorded $501,000 in other expense related to the reduction in fair value of these warrants offset by the decrease in the liability to Wyeth. The fair value of the warrants as of December 31, 2001 and 2002, respectively, is estimated using the Black-Scholes option pricing model and using the following significant assumptions:

	December 31,
	2001	2002
Remaining term	4.875 years	3.875 years
Expected dividends	None	None
Expected volatility	59.4%	40.3%

        In connection with this agreement, the Chief Executive Officer and President of the Company, respectively, entered into consulting agreements with Neurocrine in which they agreed to provide certain consulting services for an annual service fee of $50,000 each. Subsequently, these original consulting agreements were terminated and new consulting agreements with entities in which the Chief Executive Officer and President retain beneficial ownership were implemented. To date, services under these agreements have not been requested. This portion of the Neurocrine agreement is not reflected in the financial statements of the Company.

Operating Leases

        The Company leases office space under a long-term operating lease expiring in the year 2004. The Company also leases various office and transportation equipment under operating leases with terms ranging from one to three years.

        As of December 31, 2002, the total non-cancelable future minimum rental payments under the above-mentioned leases are as follows:

Year ending December 31,
2003	$356,930
2004	179,682
2005	5,561
2006	—

$542,173

        Rent expense incurred for office space and equipment leases amounted to $207,967, $247,966 and $274,767 for the years ended December 31, 2000, 2001 and 2002.

        Upon entering into the office lease agreement, a letter of credit of $67,000 was issued for the buildout of the office space, which expires May 31, 2005. A certificate of deposit is being held as collateral for the letter of credit, which is included in cash and cash equivalents.

12.   Fair Value of Financial Instruments

        The fair value of the convertible exchangeable promissory note outstanding was $24,556,000 and $18,200,000 as of December 31, 2001 and 2002, respectively. The fair value of the convertible promissory note outstanding was $10,157,000 and $6,935,000 as of December 31, 2001 and 2002, respectively. The excess fair value over the carrying amount is related to the increased value of the conversion features in these notes since their issuance. The estimated fair-value amounts have been determined using the Black-Scholes methodology. The carrying amount of cash and cash equivalents approximates the fair value of these instruments due to their short-term nature.

13.   Recent Litigation Developments

        From April 30, 2002, a number of class action lawsuits were filed naming as defendants the Company, certain of the Company's officers and directors and certain of the underwriters in the Company's April 24, 2002 initial public offering of 5,000,000 shares of its common stock. The lawsuits were filed in the United States District Court for the Southern District of New York and the United States District Court for the District of New Jersey. The complaints that have been served allege violations of Sections 11, 12 and 15 of the Securities Act of 1933 as well as Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by the Securities and Exchange Commission, based upon the Company's alleged failure to disclose the filing of a revised registration statement and prospectus for the Company's initial public offering reflecting changes to the 1999 financial statements of the Company's joint venture with Elan, DOV (Bermuda), Ltd. These class actions were brought on behalf of purchasers of the Company's common stock in or traceable to the Company's initial public offering and sought money damages or rescission. On August 16, 2002 Judge Sweet consolidated before him the lawsuits, previously consolidated, filed in the United States District Court for the District Court of New Jersey with the lawsuits filed in the Southern District. On December 20, 2002, the Company entered into a settlement agreement, which is subject to court approval, to settle these lawsuits. The settlement, to be presented to the court, includes all defendants and covers as a class all those who purchased common stock of the Company in or traceable to the Company's initial public offering through December 20, 2002 and suffered damages. If the proposed settlement is approved by the court the Company will pay in the aggregate to the plaintiffs (i) $250,000 and (ii) 500,000 six-year warrants to purchase common stock exercisable at $10.00 per share. As of

December 31, 2002, the Company estimated the value of these warrants at $2.3 million. On January 21, 2003, the United States District Court authorized notice of the proposed class action settlement that was sent to all putative class members. The notice informed class members of their rights including their rights to object to the proposed settlement and to pursue their claims separately.

        Based on the terms of the proposed settlement agreement, the Company determined that a liability related to these actions was probable and that the value was reasonably estimable. Accordingly, as of December 31, 2002, the Company established an estimate for the cost of the litigation settlement of $2.5 million, with $2.3 million representing the Company's estimate of the liability for the fair value of the warrants. As the proposed settlement agreement has yet to be approved by the court, the warrants are not considered issued or outstanding, and as a result an estimated liability for the settlement has been recorded in the Company's financial statements at fair value. The Company estimated the fair value of the warrants using a Black-Scholes methodology. Significant assumptions included the Company's closing stock price as of December 31, 2002 of $6.80 per share and a volatility factor of 82.242% based on the 90-day volatility as reported by Bloomberg for the 90 days ended December 31, 2002. The fair value of the warrants will fluctuate based on many factors including but not limited to the fair value of the Company's common stock and the volatility in the Company's common stock. The majority of the value in the liability at December 31, 2002, relates to the Company's current stock price, the term of the warrants and the fact that the Company's common stock is volatile. The final value of the overall settlement may differ significantly from the estimates currently recorded depending on the variety of factors affecting the valuation of the warrants. Accordingly, the Company will revalue the estimate of the settlement on a quarterly basis and at the time the warrants are issued. Upon approval of the court, the warrants will be considered issued and, the Company will record such amounts as stockholders' equity in accordance with EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock" and the Company will no longer be required to revalue the liability for the warrants.

        While the Company expects that the court will approve the class action settlement terms, it cannot provide any assurance that this will occur, or that the settlement terms reached will not be changed in response to court objections or that litigation will not resume if the settlement is not approved. If the securities litigation resumes the Company believes it has meritorious defenses to the claims alleged, and the Company would vigorously defend against the claims. In such event, the Company would incur expenses, including attorneys' fees, in defending the securities class actions.

        In connection with the securities class action lawsuits described above, the Company's providers of primary and excess liability insurance for directors and officers, D&O, have asserted that the policy binders they issued in connection with the Company's initial public offering are not effective because, among other reasons, the carriers claim that they never approved the documentation provided with policy application, including the Final Registration Statement, and the carriers claim that such approval is a prerequisite to their policy's effectiveness.

        The Company strongly disagrees with their positions, has advised the carriers that the Company intends to hold them to their original binder terms as the Company vigorously pursues resolution of these matters, and has initiated arbitration against the primary D&O carrier. The Company cannot provide any assurance that a satisfactory resolution of these matters will be achieved or that litigation will not ensue. Pending resolution, the Company will incur expenses, including attorneys' fees, in attempting to resolve the coverage disputes. These expenses may be significant and, as a result, may materially and adversely affect the Company's results of operations. In addition, the Company's inability to obtain coverage as provided in the Company's original binders could adversely affect the Company's financial condition, results of operations and liquidity, since expenses incurred in defending the class actions may not be reimbursable by the insurers and any losses in respect of the class action lawsuits may be borne solely by the Company. The Company has reached an agreement with the excess D&O carrier that for claims other than the securities class action lawsuits described above, the excess D&O policy will remain in place, effective for losses in excess of $10.3 million. If the arbitration results in an award that there is no primary D&O coverage, the Company will be responsible for losses, if any, up to $10.3 million, normally covered by such insurance for director and officer (but not company) reimbursement. If the Company and its officers and directors are not covered by primary D&O insurance, the Company's ability to recruit and retain officers and directors may be adversely affected. The Company cannot assure you that replacement primary D&O coverage will be available or, if it is, will be available on financial terms comparable to those offered by the original primary carrier that has denied coverage. Further, if replacement coverage is secured, it will not cover previously-initiated class or related class actions arising out of the Company's initial public offering and may contain other exceptions and coverage restrictions not found in the primary carrier's original policy binder. As a result of the uncertainty described above, the Company has not recorded any reduction in the cost of the class action settlement described above for insurance proceeds. To the extent the Company prevails in the arbitration, any insurance recovery will be recorded in the period when the recovery is realized.

14.   Contingencies

Biovail Matters

        Until April 2002, Andrx Pharmaceuticals, Inc., Andrx, and Biovail Corporation were involved in litigation relating to the DOV diltiazem patent in the United Stated District Court for the Southern District of Florida. At that time, Biovail dismissed with prejudice its claim that Andrx's generic version of Tiazac would infringe the DOV diltiazem patent, thereby barring Biovail from reasserting the same claim in the future. The federal court in Florida also ordered that Andrx's claims of non-infringement and invalidity were moot. Subsequently, as part of an overall settlement with Biovail, Andrx dropped its claims that the patent and license agreement with Biovail are invalid. As reported, pursuant to the Biovail-Andrx settlement, Biovail and Andrx agreed (a) to file a stipulation of dismissal with prejudice of all pending claims, (b) to enter into mutual releases of any unasserted claims relating to Biovail's Cardizem CD and Tiazac and Andrx's generic versions of those products and (c) that Biovail will permit Andrx to manufacture and market, Taztia, Andrx's generic version of Tiazac, free of any patent infringement claims Biovail may have or acquire.

        The Company's license agreement with Biovail gives Biovail the exclusive right to enforce the DOV diltiazem patent against others, including the exclusive right to sue others for past, present and future infringements of the DOV diltiazem patent. The Company is contractually obligated under certain circumstances to reimburse Biovail for legal fees and disbursements incurred in connection with such patent enforcement, up to a maximum of $1.5 million. Biovail, citing this contractual provision, has asserted that the Company is responsible for the reimbursement of aggregate legal expenses of approximately $1.5 million that Biovail allegedly incurred to enforce the DOV diltiazem patent against Andrx. The Company believes that it is not obligated to reimburse Biovail for these expenses. Among other reasons, the Company believes that Biovail's actions in listing the DOV diltiazem patent in the Orange Book were taken in major part to secure a stay of FDA approval of Andrx's generic drug, rather than to enforce the DOV diltiazem patent. Further, Biovail's litigation with Andrx involved many issues, including violation of antitrust laws, unrelated to the DOV diltiazem patent or its validity. Biovail withdrew its Orange Book listing, Andrx and Biovail filed a stipulation of dismissal of the patent infringement action against Andrx with respect to the DOV diltiazem patent and, the FTC announced a complaint against Biovail founded on the alleged illegality of the Orange Book filing. The

Company responded to Biovail's claim, rejecting it on both procedural and substantive grounds. The Company also responded to Biovail's subsequent assertion that failure to pay its legal fees will constitute a material breach of the license agreement entitling Biovail to legal remedies including rescission. The Company believes that any such dispute is subject to mandatory arbitration and that the sole remedy for any award of legal fees is an offset against royalties, if any. The Company has also submitted its own contractual claim for legal fees and disbursements of approximately $423,000 against Biovail resulting from license agreement misrepresentations and the Orange Book filing. Nonetheless, the Company may be responsible for a portion of Biovail's legal expenses with regard to litigating Biovail's claim that Andrx's generic drug infringes the DOV diltiazem patent and may fail to recover the Company's legal expenses. As of December 31, 2002, no provision for the reimbursement of these costs is included in the Company's financial statements.

Elan Matter

        Under the terms of the Company's joint venture agreements with Elan, Elan's consent is required with respect to certain transactions entered into by the Company. In the event that the Company does not obtain Elan's consent when it is required, Elan has the right to terminate the license agreement with Nascime Limited, a 100% owned subsidiary of DOV Bermuda. In January 2001, the Company entered into a license, research and development agreement with Biovail, which is a named technological competitor of Elan under Elan's license agreement with Nascime. The Company does not believe that Elan's consent to the Biovail agreement was required. Nonetheless, the Company sought consent from Elan, which Elan refused to grant. While Elan has neither asserted that its consent was required, nor objected to the Company entering into the Biovail license agreement or threatened to terminate its license agreement with Nascime, it has stated that it reserves its rights with respect to this issue. It is not feasible to predict what the outcome would be if Elan were to seek to terminate its agreement based on the Company's failure to obtain its consent. The Elan license with Nascime is material to the Company and if the license were to be terminated, it could have a material adverse impact on the Company's financial position and results of operations.

15.   Subsequent Events

        On March 24, 2003, the Company and Elan agreed to amend the convertible exchangeable note issued to Elan in January 1999 such that the exchange right feature of the note has been eliminated. The exchange right had previously given Elan the ability to exchange, at any time during the term of the note, the principal portion of the note into an equal ownership position of DOV Bermuda. The Company and Elan also exchanged releases for claims under the Joint Development and Operating Agreement dated January 21, 1999 and related license agreements. All other significant terms of the note will remain the same. In connection with this amendment to the note, Elan will receive 75,000 warrants to purchase DOV Common Stock, par value of $0.0001, with a strike price of $10.00 per warrant and an expiration date of January 21, 2006. As of March 24, 2003, the fair value of the warrants was estimated to be $164,000.

        On March 28, 2003 the Company entered into a separation agreement with Biovail that provided for the return of the Company's December 2000 patent for the immediate and controlled release of diltiazem and termination of the 2001 exclusive license agreement with Biovail for development of the DOV compound for the treatment of angina and hypertension. In consideration of the termination of the 2001 agreement and the return of the patent, DOV has agreed to a $1.0 million payment to Biovail upon signing, as well as, contingent payments to Biovail of $3.0 million upon receipt of marketing authorization for the drug and up to $7.5 million based upon sales. The Company will record a charge of $1.0 million in the first quarter of 2003 in respect of the signing payment. As the separation agreement ends DOV's performance obligations, the agreement will result in the recognition in the first quarter of the remaining deferred revenue, totaling $3.0 million as of December 31, 2002. As a result of the separation agreement, Biovail and DOV also agreed to release any and all claims.

16.   Quarterly Financial Data (Unaudited)

        The following table contains selected unaudited statement of operations information for each quarter of 2002 and 2001. The Company believes that the following information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results of any future period.

	Quarters Ended,
	Mar 31	Jun 30	Sep 30	Dec 31(a)
	(In thousands, except per share data)
2002
Revenue	$708	$635	$504	$542
Net loss	(3,882)	(3,785)	(2,604)	(6,550)
Net loss attributable to common stockholders	(3,882)	(3,785)	(2,604)	(6,550)
Basic and diluted net loss per share	(0.79)	(0.32)	(0.18)	(0.45)
2001
Revenue	$417	$625	$714	$3,956
Net loss	(1,816)	(1,807)	(1,575)	(207)
Net loss attributable to common stockholders	(1,816)	(1,807)	(1,667)	(212)
Basic and diluted net loss per share	(0.37)	(0.37)	(0.34)	(0.04)

(a)
Includes a non-cash charge of $2.5 million relating to shareholder litigation settlement in 2002 and $3.2 million in revenue related to the achievement of a milestone in 2001.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
DOV (Bermuda), Ltd.

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, consolidated statements of changes in stockholders' deficit and consolidated statements of cash flows present fairly, in all material respects, the financial position of DOV (Bermuda), Ltd. (a development stage company) and subsidiary (the "Company") as of December 31, 2001 and 2002, and the results of their operations and their cash flows for the years ended December 31, 2000, 2001 and 2002, and the period from inception (January 21, 1999) through December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Florham Park, NJ

March 7, 2003, except for Note 8 as to which the date is March 24, 2003

DOV (BERMUDA), LTD.
(A Development Stage Company)
CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2001	2002
Assets
Current assets:
Cash and cash equivalents	$7,623	$8,936

Total current assets	$7,623	$8,936

Liabilities and Stockholders' Deficit
Current liabilities:
Accrued liabilities	$29,863	$35,708
Due to related parties	1,854,045	3,558,354

Total current liabilities	1,883,908	3,594,062

Commitments and contingencies
Stockholders' deficit:
Class A voting common stock, $1.00 par value; 16,020 shares authorized; 16,020 shares issued and outstanding	16,020	16,020
Class B non-voting common stock, $1.00 par value; 3,980 shares authorized; 3,980 shares issued and outstanding	3,980	3,980
Additional paid-in capital	19,527,194	27,281,999
Deficit accumulated during development stage	(21,423,479)	(30,887,125)

Total stockholders' deficit	(1,876,285)	(3,585,126)

Total liabilities and stockholders' deficit	$7,623	$8,936

The accompanying notes are an integral part of these financial statements.

DOV (BERMUDA), LTD.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS

				Period from January 21, 1999 (Date of Inception) Through December 31, 2002
	Years Ended December 31,
	2000	2001	2002
Operating expenses:
Purchased in-process research and development (Note 5)	$—	$—	$—	$10,005,000
Research and development expenses (Note 4)	3,580,421	5,891,632	9,435,906	20,775,814
General and administrative expenses	31,461	23,351	27,764	114,643

Total operating expenses	3,611,882	5,914,983	9,463,670	30,895,457
Interest income	7,647	477	24	8,332

Net loss	$(3,604,235)	$(5,914,506)	$(9,463,646)	$(30,887,125)

The accompanying notes are an integral part of these financial statements.

DOV (BERMUDA), LTD.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
For the Periods from Inception (January 21, 1999) through December 31, 2002

	Common Stock Class A		Common Stock Class B
						Deficit Accumulated During Development Stage
					Additional Paid-In Capital
	Shares	Amount	Shares	Amount			Total
Contributed at inception (January 21, 1999)	16,020	$16,020	3,980	$3,980	$9,980,000	$—	$10,000,000
Capital contribution	—	—	—	—	1,600,957	—	1,600,957
Net loss	—	—	—	—	—	(11,904,738)	(11,904,738)

Balance at December 31, 1999	16,020	16,020	3,980	3,980	11,580,957	(11,904,738)	(303,781)
Capital contribution	—	—	—	—	2,911,822	—	2,911,822
Net loss	—	—	—	—	—	(3,604,235)	(3,604,235)

Balance at December 31, 2000	16,020	16,020	3,980	3,980	14,492,779	(15,508,973)	(996,194)
Capital contribution	—	—	—	—	5,034,415	—	5,034,415
Net loss	—	—	—	—	—	(5,914,506)	(5,914,506)

Balance at December 31, 2001	16,020	16,020	3,980	3,980	19,527,194	(21,423,479)	(1,876,285)
Capital Contribution	—	—	—	—	7,754,805	—	7,754,805
Net Loss	—	—	—	—	—	(9,463,646)	(9,463,646)

Balance at December 31, 2002	16,020	$16,020	3,980	$3,980	$27,281,999	$(30,887,125)	$(3,585,126)

The accompanying notes are an integral part of these financial statements.

DOV (BERMUDA), LTD.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS

				Period from January 21, 1999 (Date of Inception) Through December 31, 2002
	Years Ended December 31,
	2000	2001	2002
Cash flows from operating activities
Net loss	$(3,604,235)	$(5,914,506)	$(9,463,646)	$(30,887,125)
Adjustments to reconcile net loss to net cash used in operating activities:
Purchased in-process research and development	—	—	—	10,005,000
Changes in operating assets and liabilities
Other current assets	(3,980)	3,980	—	—
Accrued liabilities	1,407	8,456	5,845	35,708
Due to related parties	712,654	857,092	1,704,309	3,553,354

Net cash used in operating activities	(2,894,154)	(5,044,978)	(7,753,492)	(17,293,063)
Cash flows from investing activity
Purchase of license agreements	—	—	—	(10,000,000)

Net cash used by investing activity	—	—	—	(10,000,000)

Cash flows from financing activity
Capital contributions	2,911,822	5,034,415	7,754,805	17,301,999
Proceeds from sale of shares	—	—	—	10,000,000

Net cash provided by financing activities	2,911,822	5,034,415	7,754,805	27,301,999

Increase (decrease) in cash and cash equivalents	17,668	(10,563)	1,313	8,936
Cash and cash equivalents-beginning of period	518	18,186	7,623	—

Cash and cash equivalents-end of period	$18,186	$7,623	$8,936	$8,936

The accompanying notes are an integral part of these financial statements.

DOV (BERMUDA), LTD.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Organization and Basis of Presentation

        DOV (Bermuda), Ltd. (the "Company") was incorporated on January 21, 1999 in Bermuda. The Company is owned jointly by Elan International Services, Ltd. ("EIS"), a wholly-owned subsidiary of Elan Corporation, plc ("Elan") through its wholly-owned subsidiary Elan Pharmaceutical Investment Limited II ("EPIL II"), and DOV Pharmaceutical, Inc. ("DOV"). The primary objective of the Company is to carry on the business of the development, testing, registration, manufacturing, commercialization, and licensing of two pharmaceutical products (as defined in the Joint Development and Operating Agreement ("JDOA") dated January 21, 1999 between DOV, EIS, the Company and its wholly-owned subsidiary Nascime, Ltd. ("Nascime")). The focus of the collaborative venture is to develop the products using the intellectual property of Elan and DOV pursuant to the JDOA.

        DOV owns 100% of the class A capital stock of the Company, which represents 80.1% of the total capital stock outstanding. EPIL II owns 100% of the class B capital stock of the Company, which represents 19.9% of the total capital stock outstanding. The class A and class B common stock rank pari passu in all respects, expect that the class A stock has rights to both vote and receive dividends and the class B stock is non-voting and has no rights to dividends. EPIL II, however, has the option at any time to redesignate and convert the class B non-voting shares such that they would have rights equal to the class A shares to either vote but not receive dividends, to receive dividends but not vote, or both vote and receive dividends. DOV and EPIL II have preemptive rights to participate in any equity offering by the Company in order to maintain their respective equity positions. The Company shares are subject to certain transfer restrictions, which prevent DOV or EPIL II from transferring their ownership interests in the Company other than to an affiliate. Additionally, neither DOV nor EPIL II can pledge or create a lien against their shares of the Company without the prior consent of the other party except in certain instances.

        Under the terms of the JDOA, DOV and EIS have agreed and intend to fund the operations of DOV Bermuda on a pro rata basis based on their respective ownership interests with DOV funding 80.1% and EIS funding 19.9%. Neither party is obligated to fund expenses in excess of these amounts at this time. Although DOV maintains a majority ownership interest in the Company, the JDOA gives management participation to both DOV and EIS, therefore, the Company is considered a joint venture for financial reporting purposes. Effective January 2003, EIS' participating rights expired. As a result, as of January 1, 2003, on a going forward basis DOV will consolidate the financial statements of DOV Bermuda into its financial statements. Additionally, effective, January 1, 2003, Elan has indicated that it no longer will fund its pro rata portion of the Company's expenses. DOV intends to fund Elan's pro rata portion. The joint venture agreement provides, in this case, that Elan's original equity interest in the joint venture will be diluted using a formula that compares respective overall funding contributions, but giving an extra 50% dollar credit to DOV's continued funding not matched by Elan's pro rata contribution equal to the parties' equity relationship.

        The venture was formed with DOV contributing $8,010,000 to purchase 16,020 shares of class A common stock and EIS contributing $1,990,000 to purchase 3,980 shares of class B common stock. In connection with the formation of the venture, DOV issued a convertible exchangeable promissory note to EIS with a principal amount of $8,010,000 that was used to fund DOV's initial investment in the venture. Elan and DOV also licensed technology to the venture. The entire initial cash investment by both DOV of $8,010,000 and EIS of $1,990,000 was immediately used to pay a license fee to Elan.

Licenses

        Pursuant to the formation of DOV Bermuda and Nascime, Elan granted Nascime a license for $10,000,000 to use its proprietary controlled release formulations in connection with the development and commercialization of the products. For its part, DOV has granted Nascime a sublicense and license for $5,000 to use the oral formulations of bicifadine (analgesic) and ocinaplon (anxiolytic). DOV has retained the rights to intravenous formulations of these products.

        Under the licenses with DOV and Elan, Nascime will be required to make royalty payments to DOV and Elan based on net sales, if any. In addition, Nascime will be required to pay DOV up to $7,500,000 if Nascime achieves certain developmental milestones in connection with the development of the products.

        The license agreements terminate on a product-by-product and country-by-country basis 15 years from the first product sale date or the last to expire of the patents covering the product, whichever is later. Elan has the right to terminate its license if a named technological competitor of Elan acquires a ten percent interest in DOV or the Company, or becomes materially engaged in the business or development of DOV or the Company. Upon termination of the joint venture or the licenses to the joint venture, all intellectual property rights Elan and DOV have licensed to the joint venture terminate.

2.     Significant Accounting Policies

        These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require that the financial statements be prepared on a going concern basis. The Company's ability to continue as a going concern is entirely dependent upon the funds it receives from its stockholders in connection with the stockholders' respective obligations to fund the Company's operations. (See Note 1). DOV has committed to provide funding to the Company through at least December 31, 2003.

Consolidation

        The consolidated financial statements include the accounts of the Company and its subsidiary, Nascime. All significant intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

        The Company considers all highly liquid investments with a maturity of 90 days or less when purchased to be cash equivalents.

Research and Development Expense

        Research and development costs are charged as an expense of the period in which they are incurred. Research and development expense includes costs for clinical trials, toxicology studies and as formulation development work for ocinaplon and bicifadine.

Use of Estimates

        The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Exchange

        Both the Company and Nascime use the United States dollar as their functional currency and substantially all of their transactions are in United States dollars.

Segment and Geographic Information

        The Company has determined it has one reportable operating segment as defined by Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information."

Risks and Uncertainties

        The Company is subject to risks common to companies in the biopharmaceutical industry, including, but not limited to, successful commercialization of product candidates, protection of proprietary technology, reliance on stockholders to fund operations, and compliance with FDA regulations.

3.     Comprehensive Income (Loss)

        Comprehensive income (loss) equals net loss for all periods.

4.     Related Party Transactions

        At the end of the period, the amount due to related parties represents costs for research and development that are subcontracted to DOV and Elan. For the periods ended December 31, 2000, 2001 and 2002, respectively, research and development expenses of $1,958,367, $4,124,366 and $8,194,235, were charged by DOV and $1,622,054, $1,767,266 and $1,241,671 were charged by Elan, which represent costs charged by DOV and Elan for research and development services performed, as agreed to by the parties under the agreements. At the end of 2001 and 2002, respectively, the Company owed $1,330,821 and $3,040,379 to DOV and $523,224 and $517,975 to Elan.

5.     In-Process Research and Development

        During January 1999, the Company entered into license arrangements with Elan and DOV to acquire rights to certain intellectual property (as described in Note 1). The license acquired from DOV related to early stage technology that, in the opinion of management, had not reached technological feasibility as it will ultimately require regulatory approval prior to commercialization. In addition, management concluded that the license from Elan was only to be used in conjunction with DOV's compounds and had no alternative future uses. Therefore, all the license fees were deemed to be research and development expense and were charged to expense when incurred. (See Note 2).

6.     Taxes

Bermuda

        Under current Bermuda law the Company is not required to pay any taxes in Bermuda on either income or capital gains. The Company has received an undertaking from the Minister of Finance in

Bermuda that in the event of such taxes being imposed, the Company will be exempted from taxation until the year 2016.

Ireland

        Nascime is not subject to Irish corporation tax based on its current business activities. As such, no amounts have been provided for any such tax.

7.     Contingencies

        As described in Note 1, Elan has certain termination rights under the license agreement with Nascime. In January 2001, DOV entered into a license, research and development agreement with Biovail Laboratories Incorporated ("Biovail"), which is a named technological competitor of Elan under the license agreement with Nascime. DOV does not believe that Elan's consent to the Biovail agreement was required and neither DOV nor the Company believes that Elan is entitled to terminate its license agreement with Nascime as a result of DOV entering into the Biovail license agreement without Elan's consent. Nonetheless, DOV sought consent from Elan, which Elan refused to grant. While Elan has neither asserted that its consent was required, nor objected to DOV entering into the Biovail license agreement or threatened to terminate its license agreement with Nascime, it has stated that it reserves its rights with respect to this issue. It is not feasible to predict what the outcome would be if Elan were to seek to terminate its agreement based on DOV's failure to receive its consent. The Elan license with Nascime is material to the Company and if the license were to be terminated, it would have a material adverse impact on the Company's financial position and results of operations.

8.     Subsequent Events

        On March 24, 2003, DOV Pharmaceutical and Elan agreed to amend the convertible exchangeable note issued to Elan in January 1999 such that the exchange right feature of the note has been eliminated. The exchange right had previously given Elan the ability to exchange, at any time during the term of the note, the principal portion of the note into an ownership position of DOV Bermuda equal to DOV's. All other significant terms of the note will remain the same. In connection with this amendment to the note, Elan will receive 75,000 warrants to purchase DOV Common Stock, par value of $0.0001, with a strike price of $10.00 per warrant and an expiration date of January 21, 2006. DOV and Elan also exchanged releases for claims under the JDOA or related license agreements.

1,511,670 Shares

Common Stock

PROSPECTUS
October 27, 2003

1,511,670 Shares

Common Stock

QuickLinks

TABLE OF CONTENTS
DOV PHARMACEUTICAL, INC. CONSOLIDATED BALANCE SHEETS
DOV PHARMACEUTICAL, INC. CONSOLIDATED STATEMENTS OF OPERATIONS
DOV PHARMACEUTICAL, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS
DOV PHARMACEUTICAL, INC. NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
RISK FACTORS
Risks Related to Our Business
Risks Related to our Industry
TABLE OF CONTENTS
PROSPECTUS SUMMARY
DOV Pharmaceutical, Inc.
RISK FACTORS
Risks Related to Our Business
Risks Related to our Industry
Risks Related to this Offering
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
THE SELLING STOCKHOLDER
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
DOV PHARMACEUTICAL, INC. CONSOLIDATED BALANCE SHEETS
DOV PHARMACEUTICAL, INC. CONSOLIDATED STATEMENTS OF OPERATIONS
DOV PHARMACEUTICAL, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS
DOV PHARMACEUTICAL, INC. NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
DOV PHARMACEUTICAL, INC. NOTES TO AUDITED FINANCIAL STATEMENTS
DOV (BERMUDA), LTD. (A Development Stage Company) CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT For the Periods from Inception (January 21, 1999) through December 31, 2002